     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 17, 1998


                                                      REGISTRATION NO. 333-51121
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON D.C. 20549

                            ------------------------


                          AMENDMENT NO. 6 TO FORM S-1

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                            SOFTWARE.NET CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              DELAWARE                               7375                              94-3212136
    (STATE OR OTHER JURISDICTION         (PRIMARY STANDARD INDUSTRIAL               (I.R.S. EMPLOYER
 OF INCORPORATION OR ORGANIZATION)       CLASSIFICATION CODE NUMBER)             IDENTIFICATION NUMBER)

                            ------------------------

                            3031 TISCH WAY, STE. 900
                           SAN JOSE, CALIFORNIA 95128
                                 (408) 556-9300
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                              WILLIAM S. MCKIERNAN
                             CHAIRMAN OF THE BOARD
                            SOFTWARE.NET CORPORATION
                            3031 TISCH WAY, STE. 900
                           SAN JOSE, CALIFORNIA 95128
                                 (408) 556-9300
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

     COPIES OF ALL COMMUNICATIONS, INCLUDING ALL COMMUNICATIONS SENT TO THE AGENT FOR SERVICE, SHOULD BE SENT TO:

                 RICHARD SCUDELLARI                                  DONALD M. KELLER, JR.
                   SHANE M. BYRNE                                      GLEN R. VAN LIGTEN
          JACKSON TUFTS COLE & BLACK, LLP                              VENTURE LAW GROUP
         60 SOUTH MARKET STREET, 10TH FLOOR                        A PROFESSIONAL CORPORATION
             SAN JOSE, CALIFORNIA 95113                               2800 SAND HILL ROAD
                   (408) 998-1952                                 MENLO PARK, CALIFORNIA 94025
                                                                         (650) 854-4488

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [ ];

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ];

     If this Form is a post effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ];

     If this Form is a post effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ];

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


 SUBJECT TO COMPLETION, PROSPECTUS DATED JUNE 17, 1998


LOGO
--------------------------------------------------------------------------------

 5,000,000 SHARES

 COMMON STOCK
--------------------------------------------------------------------------------

 All of the 5,000,000 shares of Common Stock, par value $0.001 per share ("Common Stock"), are being sold by software.net Corporation ("software.net" or the "Company"). Prior to this offering, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price will be between $7.00 and $9.00 per share. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price. The Company has applied to have the Common Stock approved for listing on the Nasdaq National Market under the symbol "SWNT."

 FOR INFORMATION CONCERNING CERTAIN RISK FACTORS WHICH SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS, SEE "RISK FACTORS" COMMENCING ON PAGE 5.

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                   PRICE TO               UNDERWRITING         PROCEEDS TO
                                                    PUBLIC                DISCOUNT(1)           COMPANY(2)
  Per Share                                 $                        $                        $
  Total(3)                                  $                        $                        $

 (1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
 (2) Before deducting expenses estimated at $750,000, payable by the Company.
 (3) The Company has granted the Underwriters a 30-day option to purchase up to 750,000 additional shares of Common Stock solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public,
     Underwriting Discount and Proceeds to Company will be $        , $
     and $        , respectively. See "Underwriting."

 The shares of Common Stock are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to approval of certain legal matters by counsel and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or part. Delivery of the shares of Common Stock offered hereby to the Underwriters is expected to be made in New York, New York on or
 about                , 1998.

 DEUTSCHE BANK SECURITIES
                 DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION

                                 MERRILL LYNCH & CO.

                                               C.E. UNTERBERG, TOWBIN

 The date of this Prospectus is                , 1998.

                 [INSIDE FRONT COVER -- GRAPHICS, LOGOS, ETC.]

The Company has applied for Federal registration of the mark "SOFTWARE.NET." All other trademarks or service marks appearing in this Prospectus are trademarks or service marks of the respective companies that utilize them.

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY, INCLUDING BY ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS OR IMPOSING PENALTY BIDS. SUCH STABILIZING ACTIONS, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

Except as otherwise noted, all information in this Prospectus, including share and per share information, (i) assumes no exercise of the Underwriters' over-allotment option, and (ii) reflects the automatic conversion of each outstanding share of the Company's Series A and Series B Preferred Stock into two shares of Common Stock and each outstanding share of the Company's Series C and Series D Preferred Stock into one share of Common Stock upon the consummation of this offering (the "Preferred Stock Conversion").

Portions Copyright Netscape Communications Corporation, 1997. All Rights Reserved. Netscape, Netscape Navigator and the Netscape N logo are registered trademarks of Netscape in the United States and other countries.

                               PROSPECTUS SUMMARY

    The following summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information and financial statements and notes thereto appearing elsewhere in this Prospectus.

                                  THE COMPANY

    software.net Corporation (the "Company") is a leading online reseller of commercial off-the-shelf computer software ("Software") to the consumer, small business and large enterprise markets. Through its online store (www.software.net), the Company offers customers a comprehensive selection of Software, customer service and competitive pricing. The Company believes that the software.net site is one of the most widely known and used sites on the World Wide Web for the purchase of Software. The Company fulfills a customer purchase either through physical delivery of the shrink-wrap Software package or through electronic software delivery ("ESD"). The Company believes it provides superior value to its customers by offering one of the largest selections of brand-name, high quality Software available online and the convenience of shopping from home or office, twenty-four-hours-a-day, seven-days-a-week.

    software.net's business is based on scaleable technology that permits the sale, order processing and delivery of Software with limited human intervention. This technology, combined with significant operational experience, enables the Company to address the complex process of real time ESD. The Company has developed relationships with approximately 300 leading Software publishers which have granted the Company the right to distribute approximately 2,800 Software stock-keeping units via ESD. The Company has also established strategic marketing alliances with America Online, Inc., Excite, Inc. and Netscape Communications Corporation.

                                  THE OFFERING

Common Stock offered........................    5,000,000 shares

Common Stock to be outstanding after the
offering....................................    26,557,779 shares(1)

Use of Proceeds.............................    Working capital, payment of
                                                obligations and general
                                                corporate purposes. See "Use of
                                                Proceeds."

Proposed Nasdaq National Market Symbol......    "SWNT"

                      CONSOLIDATED SUMMARY FINANCIAL DATA
                                 (In thousands)

                                                                      YEAR ENDED            QUARTER ENDED
                                                                     DECEMBER 31,             MARCH 31,
                                                              --------------------------   ----------------
                                                               1995     1996      1997      1997     1998
                                                              ------   -------   -------   ------   -------
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net revenues................................................  $1,003   $ 5,858   $16,806   $3,158   $ 6,192
Gross profit................................................     380       721     1,933      375       938
Total operating expenses....................................     898     1,585     3,843      584     3,190
Loss from continuing operations.............................    (511)     (779)   (1,743)    (169)   (2,227)
Net loss....................................................    (511)   (1,515)   (5,359)    (752)   (2,227)

                                                                     MARCH 31, 1998
                                                              ----------------------------
                                                                             PROFORMA
                                                               ACTUAL    AS ADJUSTED(1)(2)
                                                              --------   -----------------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...................................  $  2,232        $41,401
Working capital.............................................       918         40,087
Total assets................................................     8,388         47,557
Redeemable convertible preferred stock......................    15,257             --
Stockholders' equity (net capital deficiency)...............   (13,443)        40,983

---------------
(1) Based on shares outstanding as of March 31, 1998. Includes: (i) the conversion into Common Stock of 276,466 shares of Series D Preferred Stock issued in April 1998; and (ii) 268,817 shares of Common Stock to be issued to AOL immediately prior to the consummation of this offering assuming an initial public offering price of $8.00 per share and an underwriting discount of $0.56 per share. Excludes as of the date of this Prospectus: (i) 3,729,055 shares of Common Stock issuable upon exercise of options outstanding under the Company's 1995 and 1998 Stock Option Plans, as amended (collectively, the "Plans"), at a weighted average exercise price of $2.43 per share; (ii) 1,000,000 shares of Common Stock issuable upon exercise of outstanding options granted outside of the Plans at a weighted average exercise price of $0.004 per share; (iii) 1,180,945 shares of Common Stock reserved for future issuance under the Plans; and (iv) 403,226 shares of Common Stock reserved for issuance pursuant to the exercise of a warrant issued by the Company to AOL at an exercise price of $7.44 per share (assuming an initial public offering price of $8.00 per share and an underwriting discount of $0.56 per share). See "Certain Transactions," "Description of Capital Stock" and Notes 3 and 7 of Notes to Consolidated Financial Statements.

(2) Adjusted to give effect to the sale by the Company of the shares of Common Stock offered hereby at an assumed initial public offering price of $8.00 per share and after deducting the estimated underwriting discount and offering expenses, and the receipt of the net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                                  THE COMPANY

     software.net Corporation ("software.net" or the "Company") is a leading online reseller of commercial off-the-shelf computer software ("Software") to the consumer, small business and large enterprise markets. Through its online store (www.software.net), the Company offers customers a comprehensive selection of Software, customer service and competitive pricing. The Company believes that the software.net site is one of the most widely known and used sites on the World Wide Web (the "Web") for the purchase of Software. The Company fulfills a customer purchase either through physical delivery of the shrink-wrap Software package or through electronic software delivery ("ESD"). The Company believes it provides superior value to its customers by offering one of the largest selections of brand-name, high quality Software available online, and the convenience of shopping from home or office, twenty-four-hours-a-day, seven-days-a-week ("24x7").

     The Company believes that the Internet is an ideal medium for the sale and delivery of Software for several reasons: (i) the demographics of Internet users overlap one-to-one with the demographics of potential Software purchasers; (ii) many Software titles and their related stock-keeping units ("SKUs") can be delivered via ESD, providing instant gratification to the customer; and (iii) large enterprise customers can use ESD to achieve efficient and cost effective distribution of Software. software.net's business is based on scaleable technology that permits the sale, order processing and delivery of Software with limited human intervention. This technology, combined with significant operational experience, enables the Company to address the complex process of real time ESD. The Company has developed relationships with approximately 300 leading Software publishers which have granted the Company the right to distribute approximately 2,800 Software SKUs via ESD. The Company has also established strategic marketing alliances with America Online, Inc. ("AOL"), Excite, Inc. ("Excite") and Netscape Communications Corporation ("Netscape").

     The Software reselling industry is large and growing. According to International Data Corporation ("IDC"), total software Sales to consumers and corporate end users from software retailers, dealers and third-party mail order cataloguers in the United States were estimated to be approximately $14 billion in 1997 and are expected to grow to approximately $24 billion in 2001, representing a compound annual growth rate of approximately 14.7%. Jupiter Communications, Inc. ("Jupiter") estimates that online PC software sales revenue in 1997 were $69 million and are projected to grow to $2.3 billion in 2002. In addition, the Company believes that the Software reselling industry is highly fragmented with many participants, including regional and national chains of superstores, systems integrators, VARs and small single location stores.

     The Company intends to extend its momentum as a "first mover" in online Software reselling to deliver outstanding value to its customers and to leverage the online store model to achieve economies of scale. The Company's strategy is to enhance recognition of its brand, promote ESD, leverage and further develop its strategic relationships and capitalize on opportunities in the consumer, small business and large enterprise markets while creating an economic model that is superior to that of traditional Software reselling businesses. Since the launch of its Web site in November 1994, the Company has sold Software products to approximately 140,000 customers and has distributed freeware and trial download products to tens of thousands of additional users. The Company's sales increased from approximately $6 million in 1996 to approximately $17 million in 1997.

     The Company (formerly CyberSource Corporation) was incorporated in 1994 under the laws of the State of California. In December 1997, in order to focus on its core business of selling Software over the Internet, the Company spun-off its Internet commerce services business to a new Delaware corporation which now operates under the name CyberSource Corporation ("CyberSource"). See "Certain Transactions." In June 1998, the Company reincorporated in the State of Delaware. Unless the context otherwise requires, the term "Company" or "software.net" refers to software.net Corporation and its California predecessor.

     The Company's executive offices are located at 3031 Tisch Way, Suite 900, San Jose, California 95128, its telephone number is (408) 556-9300 and its Web site address is www.software.net. Information contained on the Company's Web site is not part of this Prospectus.

                                  RISK FACTORS

     An investment in the shares of Common Stock offered hereby involves a high degree of risk. In addition to the other information in this Prospectus, the following risk factors should be considered carefully in evaluating an investment in the Common Stock offered by this Prospectus. When used in this Prospectus, the words "expects," "anticipates," "intends," "plans," "estimates" and similar expressions are intended to identify forward looking statements. Such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, those risks discussed below and elsewhere in this Prospectus. Actual results could differ materially from those projected in the forward looking statements as a result of the risk factors discussed below and elsewhere in this Prospectus.

     Limited Operating History; History of Net Operating Losses; Accumulated Deficit. Since inception, the Company has incurred significant losses, and as of March 31, 1998, the Company had an accumulated deficit of approximately $13.5 million. The Company incurred net losses of $511,000, $1.5 million, $5.4 million and $2.2 million in the periods ended December 31 1995, 1996, 1997 and the first quarter of 1998, respectively. The Company was founded in August 1994 and began selling Software on its Web site in November 1994. Accordingly, the Company has a limited operating history on which to base an evaluation of its business and prospects. The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving markets such as online commerce. To address these risks, the Company must, among other things, maintain and increase its customer base, maintain and develop relationships with Software publishers, implement and successfully execute its business and marketing strategy, continue to develop and upgrade its technology and transaction-processing systems, improve its Web site, provide superior customer service and order fulfillment, respond to competitive developments, and attract, retain and motivate qualified personnel. There can be no assurance that the Company will be successful in addressing such risks, and the failure to do so could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Anticipated Losses and Negative Cash Flow. The Company intends to expend significant financial and management resources on brand development, marketing and promotion, site content development, strategic relationships, and technology and operating infrastructure, including ESD capabilities. Because the Company has relatively low gross margins, achieving profitability given planned investment levels depends upon the Company's ability to generate and sustain substantially increased levels of net revenue. As a result, the Company expects to incur additional losses and continued negative cash flow from operations for the foreseeable future, and such losses are anticipated to increase significantly from current levels. There can be no assurance that the Company's revenues will increase or even continue at their current level or that the Company will achieve or maintain profitability or generate cash from operations in future periods. The Company's current and future expense levels are to a large extent fixed and are based on its operating plans and estimates of future revenues. Sales and operating results generally depend on the volume and timing of orders received, which are difficult to forecast. The Company may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall in revenues would have an immediate adverse effect on the Company's business, financial condition and results of operations. In view of the rapidly evolving nature of the Company's business and its limited operating history in the online Software reselling business, the Company is unable to accurately forecast its revenues and believes that period-to-period comparisons of its operating results are not necessarily meaningful and should not be relied upon as an indication of future performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Unpredictability of Future Operating Results. The Company expects to experience significant fluctuations in its revenues due to a variety of factors, many of which are outside the Company's control. Factors that could have a material adverse effect on the business, financial condition and results of operations of the Company include: (i) the Company's ability to retain existing customers, attract new customers at a steady rate and maintain customer satisfaction; (ii) the announcement or introduction of new sites, services and products by the Company and its competitors; (iii) price competition; (iv) the level of use of the Internet and online services and decreased consumer acceptance of the Internet and other online services for the purchase of consumer products such as those offered by the Company; (v) the Company's ability to upgrade and develop its systems and infrastructure and attract new personnel in a timely and effective manner; (vi) the level of traffic on the Company's Web site; (vii) the termination of any strategic marketing alliances such as those with AOL, Excite or Netscape pursuant to which the Company has exposure to traffic on third-party Web sites, or the termination of contracts with major purchasers, particularly United States government agencies (the "U.S. government"); (viii) technical difficulties, system downtime or Internet brownouts; (ix) the failure of Internet bandwidth to increase significantly over time and/or an increase in the cost to consumers of obtaining or utilizing Internet bandwidth; (x) the amount and timing of operating costs and capital expenditures relating to expansion of the Company's business, operations and infrastructure; (xi) the number of popular Software titles introduced during the period; (xii) certain government regulations; and (xiii) general economic conditions and economic conditions specific to the Internet, online commerce and the Software Industry.

     The Company's future success, and in particular its revenues and operating results, depends upon its ability to successfully execute several key aspects of its business plan. The Company must increase the dollar volume of Software sales through its online sites, either by generating significantly higher and continuously increasing levels of traffic to its online sites or by increasing the percentage of visitors to its online sites who purchase Software, or through some combination thereof. The Company must also increase the number of repeat purchasers of Software through its online sites. Although the Company has implemented strategies, including its relationships with AOL, Excite and Netscape, designed to accomplish these objectives, there can be no assurance that the Company will be able to increase the dollar volume of Software sales through its online sites, increase traffic to its online sites, increase the percentage of visitors who purchase Software or increase the number of repeat purchasers. The failure to do one or more of the foregoing would likely have a material adverse effect on the Company's business, financial condition and operating results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The Company may experience seasonality in its business, reflecting seasonal fluctuations in the Software industry, Internet and commercial online service usage and traditional retail, government and corporate seasonal spending patterns and advertising expenditures. In particular, Internet and online service usage and the rate of growth of such usage may decline in the summer. Such seasonality may cause quarterly fluctuations in the Company's operating results and could have a material adverse effect on the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The Company's gross margins may be impacted by a number of factors, including the mix of revenues from sales of shrink-wrap products and revenues from ESD products, the mix of Software products sold, the mix of revenues among sales to government, corporate and consumer purchasers, the mix of revenues derived from its relationships with strategic partners such as AOL, Excite, Netscape and the Company's Web site, and the amount of advertising or promotional revenues received during a period. The Company realizes higher gross margins from advertising and promotional revenues than it does from Software product sales. The Company typically realizes higher gross margins on ESD Software product sales than it does on sales of shrink-wrap Software products, and also on sales of specialty Software products as compared to those on sales of widely available commodity Software products. In addition, the Company typically realizes higher gross margins on sales to consumer purchasers than it does on sales to government or corporate purchasers. The Company also may from time to time offer discount pricing, which periodically may reduce its gross margins. The Company believes that the size of new Software products will continue to increase and that such Software products will not be suitable for ESD in the absence of significant increases in network bandwidth. This trend may impact the Company's ability to realize the higher gross margins associated with ESD Software product sales in respect of such Software products. Any change in one or more of the foregoing factors could materially adversely affect the Company's gross margins and operating results in future periods. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


     Due to the foregoing factors, the Company's annual or quarterly operating results may fall below the expectations of securities analysts and investors. In such event, the trading price of the Common Stock would likely be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Dependence on the Internet and Internet Infrastructure Development. The increased use of the Internet for retrieving, sharing and transferring information among businesses, consumers and suppliers has only recently begun to develop, and the Company's success will depend in large part on continued growth in, and the use of, the Internet. Critical issues concerning the commercial use of the Internet, including security, reliability, cost, ease of access, quality of service and necessary increases in bandwidth availability, remain unresolved and are likely to affect the development of the market for the Company's services. The adoption of the Internet for information retrieval and exchange, commerce and communications, particularly by those enterprises that have historically relied upon traditional means of commerce and communications, generally will require the acceptance by these entities of a new medium of conducting business and exchanging information. Such acceptance is likely only in the event that the Internet provides these entities with greater efficiency and an improved area of commerce and communication. Demand and market acceptance of the Internet are subject to a high level of uncertainty and are dependent on a number of factors, including the growth in consumer access to and acceptance of new interactive technologies, the development of technologies that facilitate interactive communication between organizations and targeted audiences and increases in user bandwidth. If the Internet as a commercial or business medium fails to develop or develops more slowly than expected, the Company's business, results of operations and financial condition could be materially adversely affected. The recent growth in the use of the Internet has caused frequent periods of performance degradation, requiring the upgrade of routers and switches, telecommunications links and other components forming the infrastructure of the Internet by Internet service providers and other organizations with links to the Internet. Any perceived degradation in the performance of the Internet as a whole could undermine the benefits of the Company's services. The Company's ability to increase the speed with which it provides services to customers and to increase the scope of such services ultimately is limited by and reliant upon the speed and reliability of the networks operated by third parties. Consequently, the emergence and growth of the market for the Company's services is dependent on improvements being made to the entire Internet infrastructure to alleviate overloading and congestion.

     Online Commerce Security Risks; Credit Card Fraud. A significant barrier to online commerce and communications is the secure transmission of confidential information over public networks. The Company relies on encryption and authentication technology licensed from third parties to provide the security and authentication necessary to effect secure transmission of confidential information, such as customer credit card numbers. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography, or other events or developments will not result in a compromise or breach of the algorithms used by the Company to protect customer transaction data. If any such compromise were to occur, it could have a material adverse effect on the Company's business, financial condition and results of operations. A party who is able to circumvent the Company's security measures could misappropriate proprietary information or cause interruptions in the Company's operations. The Company may be required to expend significant capital and other resources to protect against such security breaches or to alleviate problems caused by such breaches. Concerns over the security of transactions conducted on the Internet and other online services and the privacy of users may also inhibit the growth of the Internet and other online services generally, and online commerce in particular. To the extent that activities of the Company or third party contractors involve the storage and transmission of proprietary information, such as credit card numbers, security breaches could damage the Company's reputation and expose the Company to a risk of loss or litigation and possible liability. There can be no assurance that the Company's security measures will prevent security breaches or that a failure to prevent such security breaches will not have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company has suffered losses as a result of orders placed with fraudulent credit card data, even though the payment of such orders had been approved by the associated financial institution. Under current credit card practices, a merchant is liable for fraudulent credit card transactions where, as is the case with the transactions processed by the Company, no cardholder signature is obtained. There can be no assurance that the Company will not suffer significant losses as a result of fraudulent use of credit card data in the future, a situation which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Technology."


     Risks Associated with Electronic Software Delivery. The Company's success will depend in large part on customer acceptance of ESD as a method of buying Software. In addition, the Company typically derives higher gross margins from sales of Software via ESD than it does on sales of shrink-wrap Software. ESD is a relatively new method of selling Software products and the growth and market acceptance of ESD is highly uncertain and subject to a number of factors. These factors include: the availability of sufficient network bandwidth to enable purchasers to rapidly download Software, the impact of time-based Internet access fees, the number of Software SKUs that are available for purchase through electronic delivery as compared to those available through traditional methods, the level of consumer comfort with the process of downloading Software and the relative ease of such process and concerns about transaction security. The Company believes that ten-megabytes is the maximum size of a Software SKU that most consumers are willing to purchase via ESD. The Company also believes that the size of new Software products will continue to increase and that such Software products will not be suitable for ESD in the absence of significant increases in network bandwidth. If ESD does not achieve widespread market acceptance, the Company's business, financial condition and results of operations will be materially adversely affected. Even if ESD achieves widespread acceptance, there can be no assurance that the Company will overcome the substantial existing and future technical challenges associated with electronically delivering Software reliably and consistently on a long-term basis. A failure by the Company to do so would also materially and adversely affect the Company's business, financial condition and results of operations. See "Business -- Products."


     Reliance on Strategic Marketing Alliances with America Online, Excite and Netscape. The Company has entered into marketing agreements with AOL, Excite and Netscape. The AOL agreement (the "AOL Agreement") provides that the Company shall be the exclusive and semi-exclusive reseller of Software on certain screens on the AOL service and AOL's Web site, aol.com. Under the terms of the Excite agreement (the "Excite Agreement"), the Company has the right to display banner advertisements and links to the Company's Web site on certain screens on Excite Web sites, and Excite cannot display paid promotional links or banner advertisements of any other Software reseller on specified screens of the Excite Web site related to Software. Each of AOL and Excite is obligated, under its respective agreement with the Company, to deliver minimum numbers of screen views with links to the Company's Web site ("Impressions"). The Company's current agreement with AOL provides for fixed payments to AOL totalling approximately $21 million. In addition, the Company's agreement with Excite provides for substantial payments to Excite during the three year term of that agreement. In addition, the Company is obligated to pay AOL and Excite a percentage of certain transactional revenues and, in the case of AOL, advertising revenues earned by the Company in excess of specified thresholds. The AOL Agreement terminates in August 2001, or earlier in the event of a material breach, and the Excite Agreement terminates when Excite has satisfied certain obligations with respect to delivery of Impressions, but no earlier than April 2001, other than in the event of a material breach.

     In June 1997, the Company entered into an agreement with Netscape for a term of 24 months pursuant to which the Company created and manages a Web site, the "Netscape Software Depot by software.net." This Web site is an online Software store accessible through Netscape's Internet site, created for the purpose of marketing and distributing Software products which are compatible with the Netscape ONE platform. Under the terms of the Netscape agreement, sales and advertising revenues generated from this online store are allocated between the parties in accordance with specified percentages. In connection with this agreement, the Company made an initial prepayment to Netscape for a license to use certain Netscape trademarks. The Netscape agreement terminates on July 31, 1999, and can also be terminated by either party in the event that certain specified Impressions and net revenue milestones have not been met.

     There can be no assurance that the Company will achieve sufficient online traffic, or generate sufficient sales to realize economies of scale that justify the Company's significant fixed financial obligations to AOL and Excite, or to satisfy its contractual obligations necessary to prevent termination of the AOL, Excite or Netscape agreements. The failure of the Company to do so would likely have a material adverse effect on the Company's business, results of operations and financial condition. In addition, neither the AOL, Excite nor Netscape agreements provides the Company with automatic renewal rights upon expiration of their respective terms. There can be no assurance that such agreements will be renewed on commercially acceptable terms, or at all. Furthermore, the Company's significant investment in the AOL, Excite and Netscape relationships is based on the continued positive market presence, reputation and anticipated growth of AOL, Excite and Netscape, as well as the commitment by each of AOL and Excite to deliver specified numbers of Impressions. Any decline in the significant market presence, business or reputation of AOL, Excite or Netscape, or the failure of any of AOL or Excite to deliver the specified numbers of Impressions, will reduce the value of these strategic agreements to the Company and will likely have a material adverse effect on the business, results of operations and financial condition of the Company. In addition, AOL and the Company have the right to separately pursue and sell advertising in the Company's content areas distributed through AOL. There can be no assurance that the Company and AOL will not compete for limited software reseller advertising revenues. The Company's arrangements with AOL, Excite and Netscape are expected to represent significant distribution channels for the Company's Software sales, and any termination of any or all of the Company's agreements with AOL, Excite and Netscape would likely have a material adverse effect on the Company's business, results of operations and financial condition. See "Use of Proceeds,"
"Business -- Strategic Relationships" and Note 3 of Notes to Consolidated Financial Statements.

     Need for Additional Capital. The Company requires substantial working capital to fund its business and expects to use a portion of the net proceeds of this offering to fund its operating losses. Since inception, the Company has experienced negative cash flow from operations and expects to continue to experience significant negative cash flow from operations for the foreseeable future. The Company currently anticipates that the net proceeds of this offering, together with its existing capital resources, will be sufficient to meet the Company's capital requirements through the next twelve months, although there can be no assurance that the Company will not have additional capital needs prior to the end of such period. Thereafter, the Company may be required to raise additional funds, in part to fund its financial obligations to AOL and Excite. There can be no assurance that such financing will be available when required by the Company on terms acceptable to the Company, or at all. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     Competition. The online commerce market is new, rapidly evolving and intensely competitive, and the Company expects competition to intensify in the future. Barriers to entry are minimal, and current and new competitors can launch new Web sites at a relatively low cost. In addition, the Software reselling industry is intensely competitive. The Company currently competes primarily with traditional Software resellers, other online Software resellers and other vendors. In the online market, the Company competes with online Software resellers and vendors that maintain similar commercial Web sites, including CompUSA, CNET, Cyberian Outpost and Egghead.com, and a growing number of Software publishers that sell their Software products directly online. The Company also anticipates that it may in the near future compete with other Software publishers, including Microsoft, that plan to sell their products directly to customers online, and with indirect competitors that specialize in online commerce or derive a substantial portion of their revenues from online commerce, including AOL, Netscape, Amazon.com and Yahoo!. These entities may themselves offer, or others may offer through such entities, Software products. In addition, entities experienced in mail-order and/or direct marketing of computer products (including cataloguers such as Micro Warehouse and manufacturers such as Dell Computer and Gateway), major Software product distributors such as Ingram Micro and Tech Data, and other major retailers of products, such as OfficeMax, Staples and Office Depot, have established, or may establish in the near future, commercial Web sites offering Software products. Competitive pressures created by any one of these current or future competitors, or by the Company's competitors collectively, could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company believes that the principal competitive factors in its market are brand recognition, selection, convenience, price, speed and accessibility, customer service, quality of site content, and reliability and speed of fulfillment. In addition to the foregoing, the large enterprise market focuses on compatibility of products, administration and reporting, single source supply, security and cost-effective deployment. Many of the Company's current and potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than the Company. In addition, larger, well-established and well-financed entities may acquire, invest in or form joint ventures with online competitors as the use of the Internet and other online services increases. Certain of the Company's actual or potential competitors, such as Ingram Micro and Tech Data, may be able to secure merchandise from vendors on more favorable terms, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory availability policies and devote substantially more resources to Web site and systems development than the Company. Certain of the Company's competitors such as Software Spectrum, GTSI and Corporate Software & Technology have greater experience in selling Software to the large enterprise market. In addition, new technologies and the expansion of existing technologies, such as price comparison programs that select specific titles from a variety of Web sites and may direct customers to online Software resellers that compete with the Company, may increase competitive pressures on the Company. Increased competition may result in reduced operating margins, as well as a loss of both market share and brand recognition. Further, as a strategic response to changes in the competitive environment, the Company may from time to time make certain pricing, service or marketing decisions or acquisitions that could have a material adverse effect on its business, financial condition and results of operations. In addition, companies that control access to Internet transactions through network access or Web browsers could promote the Company's competitors or charge the Company a substantial fee for inclusion in their product or service offerings. There can be no assurance that the Company will be able to compete successfully against current and future competitors, and any inability to do so could have a material adverse effect on the Company's business, operating results and financial condition. See
"Business -- Competition."

     Reliance on Software Publishers and Distributors. The Company is entirely dependent upon the Software publishers and distributors that supply it with Software for resale, and the availability of such Software is unpredictable. In 1997 and the first quarter of 1998, a substantial majority of the Company's revenues were derived from sales of Software collectively supplied by Microsoft and a major software distributor. As is common in the industry, the Company has no long-term or exclusive contracts or arrangements with any publisher or distributor that guarantees the availability of Software for resale. For example, the agreement with Microsoft automatically renews for successive one-year periods but is terminable for any reason by providing written notice of the election to terminate at least thirty (30) days prior to the expiration of the given term. Although the Company believes that the relationship with the major software distributor may be replaced without substantial difficulty in the event that such relationship terminates, there can be no assurance that the publishers or distributors that currently supply Software to the Company will continue to do so or that the Company will be able to establish new relationships with publishers and distributors. The Company also relies on software distributors to ship shrink-wrap Software to customers that do not utilize ESD. The Company has limited control over the shipping procedures of its distributors, and shipments by these distributors have in the past been, and may in the future be, subject to delays. Although most Software sold by the Company carries a warranty supplied by the publisher, the Company has accepted returns from customers for which the Company did not receive reimbursements from its publishers or distributors.


     Furthermore, the Company's contract with Microsoft provides for Microsoft's approval of the Company's credit worthiness. Under the contract, Microsoft may make this determination through the evaluation of publicly-available information or, in Microsoft's sole discretion, Microsoft may require the Company to provide Microsoft with sufficient information as reasonably requested by Microsoft to determine the Company's credit worthiness. In the event that Microsoft determines that the Company is no longer creditworthy or not in compliance with certain payment or reporting terms, Microsoft may require the Company to post security acceptable to Microsoft.

     If the Company is unable to develop and maintain satisfactory relationships with publishers and distributors on acceptable commercial terms, if the Company is unable to obtain sufficient quantities of Software (including ESD products), particularly from Microsoft or the major distributor noted above, if the quality of service provided by such publishers or distributors falls below a satisfactory standard, if the Company's level of returns exceeds its expectations, the Company's business, results of operations and financial condition could be materially adversely affected.

     Customer Concentration; Risks Associated with Reliance on United States Government Contracts. The Company has entered into three contracts with United States government agencies (the "U.S. government"). Collectively, these agreements accounted for approximately 33.2% and 43.1% of the Company's revenues in 1997 and the quarter ended March 31, 1998, respectively. These agreements will expire in June 1998, July 1998, and August 1999. The Company expects that these three contracts will continue to account for a substantial portion of the Company's revenues for the foreseeable future. Each of these contracts is subject to annual review and renewal by the applicable government entity, and may be terminated, without cause, at any time. Accordingly, there can be no assurance that the Company will derive any revenue from sales of Software to the U.S. government in any given future period. In the event that any one of these contracts is not renewed or is otherwise terminated by the U.S. government, the Company's business, financial condition and results of operations would be materially adversely affected. See "Business -- Products."

     Management of Potential Growth; New Management Team; Limited Senior Management Resources. The Company has rapidly and significantly expanded its operations, and anticipates that further significant expansion will be required to address potential growth in its customer base and market opportunities. This expansion has placed, and is expected to continue to place, a significant strain on the Company's managerial, operational and financial resources. The majority of the Company's senior management joined the Company within the last two months, including the Company's President and Chief Executive Officer and the Company's Chief Financial Officer. The Chairman of the Company's Board of Directors, William S. McKiernan, serves as the President and Chief Executive Officer of CyberSource Corporation ("CyberSource") and, accordingly, plays a limited role in the Company's management. The Company's new employees include a number of key managerial, technical and operations personnel who have not yet been fully integrated into the

Company, and the Company expects to add additional key personnel in the near future. To manage the expected growth of its operations and personnel, the Company will be required to improve existing and implement new transaction processing, operational and financial systems, procedures and controls, and to expand, train and manage its growing employee base, including its finance, administrative and operations staff. There can be no assurance that the Company's current or planned personnel, systems, procedures and controls will be adequate to support the Company's future operations, that management will be able to hire, train, retain, motivate and manage required personnel or that the Company's management will be able to successfully identify, manage and exploit existing and potential market opportunities. If the Company is unable to manage growth effectively, its business, financial condition and results of operations would be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations,"
"Business -- Employees," and "Management."

     Dependence on Key Personnel; Need for Additional Personnel. The Company's performance is substantially dependent on the continued services and on the performance of its senior management and other key personnel, particularly William S. McKiernan, Chairman of the Company's Board of Directors, Mark L. Breier, its President and Chief Executive Officer, and John P. Pettitt, its Executive Vice President and Chief Technology Officer. The Company's performance also depends on the Company's ability to retain and motivate its other officers and key employees. The loss of the services of any of its executive officers or other key employees could have a material adverse effect on the Company's business, financial condition and results of operations. The Chairman of the Company's Board of Directors, William S. McKiernan, is the President and Chief Executive Officer of CyberSource and, accordingly, will play a limited role in the Company's management. The Company does not have long-term employment agreements with any of its key personnel. The Company's future success also depends on its ability to identify, attract, hire, train, retain and motivate other highly skilled technical, managerial, editorial, merchandising, marketing and customer service personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be able to successfully attract, assimilate or retain sufficiently qualified personnel. In particular, skilled technical employees are highly sought after in the Silicon Valley area, and there can be no assurance that the Company will be able to retain or attract such employees. The failure to retain and attract the necessary technical, managerial, merchandising, marketing and customer service personnel could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Employees" and "Management."

     Risk of Capacity Constraints; Reliance on Internally Developed Systems; System Development Risks. A key element of the Company's strategy is to generate a high volume of traffic on, and use of, its Web site. The Company's revenues depend on the number of customers who use its Web site to purchase Software. Accordingly, the satisfactory performance, reliability and availability of the Company's Web site, transaction-processing systems and network infrastructure are critical to the Company's operating results, as well as to its reputation and its ability to attract and retain customers and maintain adequate customer service levels. Any systems interruptions that result in the unavailability of the Company's Web site or reduced order fulfillment performance would reduce the volume of goods sold and the attractiveness of the Company's product and service offerings, which could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company has experienced periodic system interruptions, which it believes will continue to occur from time to time. The Company is continually enhancing and expanding its technology and transaction-processing systems, and network infrastructure and other technologies to accommodate a substantial increase in the volume of traffic on the Company's Web site. There can be no assurance that the Company will be successful in these efforts or that the Company will be able to accurately project the rate or timing of increases, if any, in the use of its Web site or timely expand and upgrade its systems and infrastructure to accommodate such increases. In addition, there can be no assurance that additional network capacity will be available from third party suppliers as it is needed by the Company. There can be no assurance that the Company's or its suppliers' network will be able to timely achieve or maintain a sufficiently high capacity of data transmission, especially if the customer usage of the Company's Web site increases. The Company's failure to achieve or maintain high capacity data transmission could significantly reduce consumer demand for its services and have a material adverse effect on its business, financial condition and results of operations. See "Risks Associated with Dependence on CyberSource Corporation; Relationship with CyberSource Corporation" and "Business -- Technology."

     Risks Associated with Dependence on CyberSource Corporation; Relationship with CyberSource Corporation. The Company is dependent upon CyberSource for certain services such as credit card processing, fraud screening, export control, sales tax computation, electronic licensing, hosting of electronic downloads and fulfillment messaging. In addition, pursuant to the terms of an Inter-Company Cross License Agreement between the Company and CyberSource, the Company licenses certain technology, including Sm@rtCert, from CyberSource on a non-exclusive basis subject to certain limitations. Any discontinuation of such services or termination of such license or any reduction in performance that requires the Company to replace such services or internally develop or license such technology from a third party, would be disruptive to the Company's business and could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, any failure by CyberSource to ensure that such software complies with "Year 2000" requirements could have a material adverse effect on the Company's business, financial condition and results of operations. CyberSource also provides these services and licenses such technology to other customers, including competitors of the Company.

     Certain former and current members of the Company's management have joined CyberSource in executive management positions including William S. McKiernan, the Chairman of the Company's Board of Directors, who serves as President and Chief Executive Officer of CyberSource. Furthermore, five of the six members of the Company's Board of Directors serve on the CyberSource Board of Directors. Nothing in the Company's agreements with CyberSource prohibits CyberSource from competing directly with the Company or being acquired by a third party, either of which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Technology," "Certain Transactions" and "Management -- Compensation Committee Interlocks and Insider Participation."

     Potential Conflicts of Interest with CyberSource. In connection with the spin-off of the Company's internet commerce services business to CyberSource in December 1997 (the "Spin-off"), the Company and CyberSource have entered into certain agreements for the purpose of defining the ongoing relationship between the two companies. Five out of six of the Company's directors are also directors of CyberSource and certain other members of the Company's management team joined CyberSource as executive officers. Accordingly, these agreements are not the result of arm's length negotiations. Further, although the Company and CyberSource are engaged in different businesses, the respective managements of the Company and CyberSource currently have not adopted policies to govern the pursuit or allocation of corporate opportunities between the Company and CyberSource. In the event the overlapping board members of CyberSource and the Company pursue the interests of CyberSource with respect to corporate opportunities over those of the Company in the course of intercompany transactions or where the same corporate opportunities are available to both companies, the Company's business, financial condition and results of operation could be materially adversely affected. See "Business -- Relationship with CyberSource Corporation."

     Risk of System Failure; Single Site. The Company's success, in particular its ability to successfully receive and fulfill orders and provide high quality customer service, largely depends on the efficient and uninterrupted operation of its computer and communications systems. Substantially all of the Company's development and management systems are located at a single facility leased by the Company in San Jose, California. The Company contracts with a third party for facilities for the Company's production, computer and communications hardware systems and for mission critical Internet connectivity, and these systems are located at a single location in Santa Clara, California. The Company's systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, break-ins, earthquake and similar events. The Company does not have a formal disaster recovery plan and does not carry sufficient business interruption insurance to compensate it for losses that may occur. Furthermore, there can be no assurance that either the security mechanisms of the Company or of the Company's other suppliers will prevent security breaches or service breakdowns. Despite the implementation of these security measures by the Company, its servers may be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions, delays, loss of data or the inability to accept and fulfill customer orders. The occurrence of any of the foregoing risks could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Technology" and "-- Facilities."

     Risks Associated With Global Expansion. Although the Company sells Software to customers outside the United States, the Company does not currently have any overseas fulfillment or distribution facility or arrangement or any Web site content localized for foreign markets, and there can be no assurance that the Company will be able to expand its global presence. In addition, there are certain risks inherent in doing business on a global level, such as regulatory requirements, export restrictions, tariffs and other trade barriers, difficulties in staffing and managing foreign operations, difficulties in protecting intellectual property rights, longer payment cycles, problems in collecting accounts receivable, political instability, fluctuations in currency exchange rates and potentially adverse tax consequences, which could adversely impact the success of the Company's global operations. In addition, the export of certain Software from the United States is subject to export restrictions as a result of the encryption technology in such Software and may give rise to liability to the extent the Company violates such restrictions. There can be no assurance that the Company will be able to successfully market, sell and distribute its products in local markets or that one or more of such factors will not have a material adverse effect on the Company's future global operations, and consequently, on the Company's business, financial condition and results of operations.

     Uncertain Acceptance of the Company's Brand. The Company believes that establishing, maintaining and enhancing the Company's brand is a critical aspect of its efforts to attract and expand its online traffic. The growing number of Internet sites that offer competing products and services, many of which already have well-established brands in online services or the Software industry generally, increase the importance of establishing and maintaining brand name recognition. Promotion of the Company's brand will depend largely on the Company's success in providing a high quality online experience supported by dedicated customer service which cannot be assured. In addition, to attract and retain online users and to promote and maintain the Company's brand in response to competitive pressures, the Company may find it necessary to increase substantially its financial commitment to creating and maintaining a strong brand loyalty among customers. If the Company is unable to provide high quality online services or customer support, or otherwise fails to promote and maintain its brand, or if the Company incurs excessive expenses in an attempt to promote and maintain its brand, the Company's business, financial condition and results of operations would be materially adversely affected.

     Rapid Technological Change. To remain competitive, the Company must continue to enhance and improve the responsiveness, functionality and features of the software.net online store. The Internet and the online commerce industry are characterized by rapid technological change, changes in user and customer requirements and preferences, frequent new product and service introductions embodying new technologies and the emergence of new industry standards and practices that could render the Company's existing Web site and proprietary technology and systems obsolete. The Company's success will depend, in part, on its ability to both license and internally develop leading technologies useful in its business, enhance its existing services, develop new services and technology that address the increasingly sophisticated and varied needs of its prospective customers, and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. The development of Web site and other proprietary technology entails significant technical and business risks. There can be no assurance that the Company will successfully use new technologies effectively or adapt its Web site, proprietary technology and transaction-processing systems to customer requirements or emerging industry standards. If the Company is unable, for technical, legal, financial or other reasons, to adapt in a timely manner to changing market conditions, customer requirements or emerging industry standards, its business, financial condition and results of operations could be materially adversely affected. See "Business -- Technology."

     Year 2000 Compliance. Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. This could result in system failures or miscalculations causing disruptions of operations including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities. As a result, many companies' software and computer systems may need to be upgraded or replaced in order to comply with such "Year 2000" requirements. The Company utilizes third-party equipment and software that may not be Year 2000 compliant. The Company is in the early stages of conducting an audit of its third-party suppliers as to the Year 2000 compliance of their systems. Failure of the Company's internal computer systems or of such third-party equipment or software, or of systems maintained by the Company's suppliers, to operate properly with regard to the Year 2000 and thereafter could require the Company to incur unanticipated expenses to remedy any problems, which could have a material adverse effect on the Company's business, financial condition and results of operations. Furthermore, the purchasing patterns of customers or potential customers may be affected by Year 2000 issues as companies expend significant resources to correct their current systems for Year 2000 compliance. These expenditures may result in reduced funds available to purchase products from the Company, which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Risks Associated with Acquisitions and Entry into New Business Areas. The Company has experienced substantial changes in the expansion of its business and operations since inception. The Company may choose to expand its operations by developing new Web sites, promoting new or complementary products or sales formats, expanding the breadth and depth of products and services offered or expanding its market presence through relationships with third parties. In addition, the Company may broaden the scope and content of its online store through the acquisition of existing online services, or content and businesses specializing in ESD and Software distribution. Although no such acquisitions are currently being negotiated, any future acquisitions would expose the Company to increased risks, including risks associated with the assimilation of new operations, sites and personnel, the diversion of resources from the Company's existing businesses, sites and technologies, the inability to generate revenues from new sites or content sufficient to offset associated acquisition costs, the maintenance of uniform standards, controls, procedures and policies and the impairment of relationships with employees and customers as a result of any integration of new management personnel. Acquisitions may also result in additional expenses associated with amortization of acquired intangible assets or potential businesses. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions, and its inability to overcome such risks could have a material adverse effect on the Company's business, financial condition and results of operations.

     Uncertain Protection of Intellectual Property. The Company regards its copyrights, service marks, trademarks, trade dress, trade secrets and similar intellectual property as critical to its success, and relies on trademark and copyright law, trade secret protection and confidentiality and/or license agreements with its employees, customers, partners and others to protect its proprietary rights. The Company pursues the registration of its trademarks and service marks in the U.S., and has applied for the registration of certain of its trademarks and service marks. The Company applied for Federal registration of the service mark "SOFTWARE.NET" on August 24, 1994, and there can be no assurance that a Federal registration of this service mark or any other service mark will issue. Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which the Company's products and services are made available online. The Company has licensed in the past, and expects that it may license in the future, certain of its proprietary rights, such as trademarks or copyrighted material, to third parties. While the Company attempts to ensure that the quality of its brand is maintained by such licensees, there can be no assurance that such licensees will not take actions that might materially adversely affect the value of the Company's proprietary rights or reputation, which could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the steps taken by the Company to protect its proprietary rights will be adequate or that third parties will not infringe or misappropriate the Company's trade secrets, copyrights, trademarks, trade dress and similar proprietary rights. In addition, there can be no assurance that others will not independently develop substantially equivalent intellectual property. A failure by the Company to protect its intellectual property in a meaningful manner could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, litigation may be necessary in the future to enforce the Company's intellectual property rights, to protect the Company's trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of management and technical resources, either of which could have a material adverse effect on the Company's business, financial condition and results of operations.

     In addition, there can be no assurance that other parties will not assert infringement claims against the Company. From time to time, the Company has received, and may receive in the future, notice of claims of infringement of other parties' proprietary rights. There can be no assurance that such claims will not be asserted or prosecuted against the Company in the future or that any past or future assertions or prosecutions will not materially adversely affect the Company's business, financial condition and results of operations. The defense of any such claims, whether such claims are with or without merit, could be time-consuming, result in costly litigation and diversion of technical and management personnel, cause product shipment delays or require the Company to develop non-infringing technology or enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company, or at all. In the event of a successful claim of product infringement against the Company and the failure or inability of the Company to develop non-infringing technology or license the infringed or similar technology on a timely basis, the Company's business, financial condition and results of operations could be materially adversely affected. See
"Business -- Legal Proceedings" and "-- Intellectual Property."

     Government Regulation and Legal Uncertainties. The Company is not currently subject to direct regulation by any domestic or foreign governmental agency, other than regulations applicable to businesses generally, export control laws and laws or regulations directly applicable to online commerce. However, due to the increasing popularity and use of the Internet and other online services, it is possible that a number of laws and regulations may be adopted with respect to the Internet or other online services covering issues such as user privacy, pricing, content, copyrights, distribution and characteristics and quality of products and services. Furthermore, the growth and development of the market for online commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on those companies conducting business online. The adoption of certain additional laws or regulations may decrease the growth of the Internet or other online services, which could, in turn, decrease the demand for the Company's products and services and increase the Company's cost of doing business, or otherwise have an adverse effect on the Company's business, financial condition and results of operations.

     Applicability to the Internet of existing laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel, obscenity and personal privacy is uncertain. The vast majority of such laws were adopted prior to the advent of the Internet and related technologies and, as a result, do not contemplate or address the unique issues of the Internet and related technologies. Changes to such laws intended to address these issues, including some recently proposed changes, could create uncertainty in the Internet marketplace which could reduce demand for the services of the Company or increase the cost of doing business as a result of costs of litigation or increased service delivery costs, or could in some other manner have a material adverse effect on the Company's business, financial condition and results of operations.

     In addition, as the Company's services are available over the Internet in multiple states and foreign countries, such jurisdictions may claim that the Company is required to qualify to do business as a foreign corporation in each such state or foreign country. The Company is qualified to do business only in California and Virginia, and failure by the Company to qualify as a foreign corporation in a jurisdiction where it is required to do so could subject the Company to taxes and penalties for the failure to qualify and could result in the inability of the Company to enforce contracts in such jurisdictions. Any such new legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to the Company's business, or the application of existing laws and regulations to the Internet and other online services could have a material adverse effect on the Company's business, financial condition and results of operations.

     Liability for Internet Content. The Company believes that its future success will depend in part upon its ability to deliver original and compelling descriptive content about the Software products it sells on the Internet. As a publisher of online content, the Company faces potential liability for defamation, negligence, copyright, patent or trademark infringement, or other claims based on the nature and content of materials that the Company publishes or distributes. Such claims have been brought, and sometimes successfully litigated, against online services. In addition, in the event that the Company implements a greater level of interconnectivity on its site, the Company will not and cannot practically screen all of the content generated or accessed by its users, and the Company could be exposed to liability with respect to such content. Although the Company carries general liability insurance, the Company's insurance may not cover claims of these types or may not be adequate to indemnify the Company for all liability that may be imposed. Any imposition of liability, particularly liability that is not covered by insurance or is in excess of insurance coverage, could have a material adverse effect on the Company's reputation and its business, financial condition and results of operations.

     Sales and Other Taxes. The Company does not currently collect sales or other similar taxes in respect of shipments of goods or ESD sales into states other than California and Virginia. However, one or more local, state or foreign jurisdictions may seek to impose sales tax collection obligations on out of state companies, such as the Company, which engage in online commerce. In addition, any new operation in states outside California and Virginia could subject shipments into such states to state sales taxes under current or future laws. A successful assertion by one or more states or any foreign country that the Company should collect sales or other taxes on the sale of merchandise could have a material adverse effect on the Company's business, financial condition and results of operations.

     Control of the Company. Upon completion of this offering, the Company's directors and executive officers and their respective affiliates will beneficially own in the aggregate approximately 61.3% of the outstanding Common Stock. In particular, William S. McKiernan, the Chairman of the Company's Board of Directors, will hold approximately 33.9% of the outstanding Common Stock. As a result, these stockholders, if they act together, will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. Such concentration of ownership also may have the effect of delaying, preventing or deterring a change in control of the Company which could have an adverse effect on the market price of the Common Stock. See "Management," "Certain Transactions" and "Principal Stockholders."

     No Prior Public Market; Possible Volatility of Stock Price. The trading price of the Common Stock is likely to be highly volatile and could be subject to wide fluctuations in response to factors such as actual or anticipated variations in quarterly operating results, announcements of technological innovations, new sales formats or new products or services by the Company or its competitors, changes in financial estimates by securities analysts, conditions or trends in the Internet and online commerce industries, changes in the economic performance and/or market valuations of other Internet, online service or retail companies, announcements by the Company of significant acquisitions, strategic partnerships, joint ventures or capital commitments, additions or departures of key personnel, sales of Common Stock and other events or factors, many of which are beyond the Company's control. In addition, the stock market in general, and the Nasdaq National Market and the market for Internet-related and technology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies. The trading prices of many technology companies' stocks are at or near historical highs and reflect price earnings ratios substantially above historical levels. There can be no assurance that these trading prices and price earnings ratios will be sustained. These broad market and industry factors may materially and adversely affect the market price of the Common Stock, regardless of the Company's actual operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class-action litigation has often been instituted against such companies. Such litigation, if instituted, could result in substantial costs and a diversion of management's attention and resources, which would have a material adverse effect on the Company's business, financial condition and results of operations.

     Benefits of the Offering to Current Stockholders. The existing stockholders of the Company may benefit from this offering of Common Stock through the creation of a public market for the Common Stock and through a potential increase in the market value of their shares. Following the offering, shares are expected to trade in a regular public trading market. Although the Common Stock held by the existing stockholders of the Company is not being registered in connection with this offering, the existing stockholders will be able to sell their shares into the public market upon the expiration of certain lock-up agreements entered into by such stockholders with Representatives of the Underwriters if such shares are registered under the Act or if they qualify for an exemption from such registration, subject to certain limitations. In addition, the price at which the Company's Common Stock publicly trades after this offering may result in an increase in the market value of the shares held by existing stockholders. However, the trading price of the Common Stock is likely to be highly volatile and could be subject to wide fluctuations in response to a number of factors. In addition, the stock market in general, and the Nasdaq National Market and the market for Internet-related and technology companies in particular, has experienced extreme price and volume fluctuations at times that have often been unrelated or disproportionate to the operating performance of such companies. The difference between the midpoint of the range of the estimated initial public offering price set forth on the cover of this Prospectus and the weighted average price per share to the existing stockholders is $7.25 per share. There can be no assurance that the initial price of this offering will be within such range. See "-- No Prior Market, Possible Violatility of Stock Price," "Dilution," "Principal Stockholders," "Shares Eligible for Future Sale" and "Underwriting."

     Shares Eligible For Future Sale. Sales of significant amounts of Common Stock in the public market after the offering or the perception that such sales will occur could materially and adversely affect the market price of the Common Stock or the future ability of the Company to raise capital through an offering of its equity securities. The 21,576,321 shares of Common Stock held by existing stockholders immediately prior to the closing of the offering will be "restricted securities" as that term is defined in Rule 144 under the Securities Act of 1933, as amended (the "Securities Act") (which amount includes 268,817 shares of Common Stock to be issued to AOL immediately prior to the consummation of this offering assuming an initial public offering price of $8.00 per share and an underwriting discount of $0.56 per share and which amount further assumes that no options are exercised in the interim). Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 promulgated under the Securities Act. Beginning 180 days after the date of this Prospectus, upon expiration of lock-up agreements (the "Lock-up Agreements") between the Representatives of the Underwriters and the officers, directors and stockholders of the Company, approximately 4,687,202 shares will be eligible for sale without restriction under Rule 144(k) and 15,448,114 shares will be eligible for sale subject to compliance with the volume and other restrictions of Rule 144. The remaining 1,441,205 shares will become eligible for sale at various times within a period of 1 year from the expiration of the Lock-up Agreements, subject in some cases to the volume and other restrictions of Rule
144. In addition, there are outstanding options to purchase 3,710,513 shares of Common Stock which will be eligible for sale in the public market from time to time upon the expiration of the Lock-up Agreements, subject to vesting and in some cases the volume and other restrictions of Rule 144. In addition, (i) certain stockholders, representing approximately 21,198,962 shares of Common Stock and (ii) AOL in respect of (a) the shares of Common Stock to be issued to AOL immediately prior to the consummation of this offering and (b) the shares of Common Stock issuable to AOL pursuant to a Warrant to be issued by the Company to AOL immediately prior to the consummation of this offering have the right, subject to certain conditions, to include their shares in future registration statements relating to the Company's securities and/or to cause the Company to register certain shares of Common Stock owned by them.

     After the date of this Prospectus, the Company intends to file a Form S-8 registration statement under the Securities Act to register all shares of Common Stock issuable under the Company's 1995 and 1998 Stock Option Plans. Such registration statement is expected to become effective immediately upon filing, and shares covered by that registration statement will thereupon be eligible for sale in the public markets, subject to certain lock-up agreements and Rule 144 limitations applicable to affiliates. See "Management -- Stock Option Plans," "Description of Capital Stock -- Registration Rights," "Shares Eligible for Future Sale," and "Underwriting."

     Anti-Takeover Effect Of Certain Charter Provisions. Upon the closing of this offering and following the automatic conversion and cancellation of the 8,176,404 presently outstanding shares of Preferred Stock concurrent herewith in accordance with the Company's Amended and Restated Certificate of Incorporation, the Company's Board of Directors will have the authority to issue up to 6,823,596 shares of Preferred Stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders and may adversely affect the voting and other rights of the holders of Common Stock. The Company has no present plans to issue shares of Preferred Stock. Further, certain provisions of the Company's Certificate of Incorporation and Bylaws and Delaware law could delay or make more difficult a merger, tender offer or proxy contest involving the Company. See "Description of Capital Stock."

     Immediate and Substantial Dilution. The initial public offering price is substantially higher than the value per outstanding share of Common Stock. Accordingly, purchasers in this offering will suffer an immediate and substantial dilution of $6.50 per share in the net tangible value of the

Common Stock from the initial public offering price (assuming an initial public offering price of $8.00 per share). Additional dilution will occur upon exercise of outstanding options granted by the Company. See "Dilution."

     Potential Conflict of Interest with C.E. Unterberg, Towbin. Affiliates of C.E. Unterberg, Towbin, one of the representatives of the Underwriters, are stockholders of the Company, and Steven P. Novak, a Director and a stockholder of the Company, is a Managing Director of C.E. Unterberg, Towbin. After this offering, affiliates of C.E. Unterberg, Towbin will hold in the aggregate more than 10.0% of the outstanding capital stock of the Company, which could be deemed to constitute a conflict of interest in accordance with Rule 2720 ("Rule 2720") of the National Association of Security Dealers, Inc. (the "NASD"). Rule 2720 provides that, among other things, when an NASD member firm participates in the offering of equity securities of a company with who such member has a "conflict of interest" (as defined in Rule 2720), the initial public offering price can be no higher than that recommended by a "qualified independent underwriter" (as defined in Rule 2720) (a "QIU"). Deutsche Bank Securities Inc. ("Deutsche Bank Securities") plans to serve as the QIU in connection with this offering and will recommend a price in compliance with the requirements of Rule 2720. Deutsche Bank Securities, in its capacity as QIU, will receive no additional compensation as such in connection with this offering. In May 1998, Deutsche Bank AG ("Deutsche Bank") and the Company entered into a credit agreement pursuant to which Deutsche Bank issued a standby letter of credit for the benefit of the Company and Deutsche Bank loaned the Company additional funds pursuant to a term loan. Deutsche Bank is the parent corporation of Deutsche Bank Securities. See "Dividend Policy," "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Underwriting."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 5,000,000 shares of Common Stock offered hereby, assuming an initial public offering price of $8.00 per share, are estimated to be approximately $36.4 million (approximately $42.0 million if the Underwriters' over-allotment option is exercised in full), after deducting the estimated underwriting discount and offering expenses.

     The principal purposes of this offering are to obtain additional capital, to create a public market for the Common Stock, to facilitate future access by the Company to public equity markets, and to provide increased visibility and credibility in a marketplace where many of the Company's current and potential competitors are or will be publicly held companies. The Company intends to use a portion of the net proceeds to pay for a portion of its obligations to AOL and Excite pursuant to the Company's agreements with these parties, which total approximately $25 million over the next three years, and of which approximately $14 million must be paid within the next twelve months. In addition, the Company may, when the opportunity arises, use an unspecified portion of the net proceeds to acquire or invest in complementary businesses, products and technologies. From time to time, in the ordinary course of business, the Company expects to evaluate potential acquisitions of such businesses, products or technologies. However, the Company has no present understandings, commitments or agreements with respect to any material acquisition or investment. The Company has no specific plan for use of the remaining proceeds and expects to use such proceeds for general corporate purposes, including working capital to fund anticipated operating losses and capital expenditures. Pending use of the net proceeds for the above purposes, the Company intends to invest such funds in short-term, interest bearing, investment grade securities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Risk Factors -- Need for Additional Capital."

                                DIVIDEND POLICY

     The Company has never declared or paid any cash dividends on its capital stock. However, in connection with the Spin-off of the Company's Internet commerce service business on December 31, 1997, the Company's shareholders were issued shares of capital stock of Internet Commerce Services Corporation (currently operating as CyberSource Corporation ("CyberSource")) in consideration of the transfer by the Company to CyberSource of all of the assets and liabilities of the Company's Internet commerce business. The Company currently intends to retain all available funds and any future earnings of its business for use in the operation of its business and does not anticipate paying any cash or other dividends in the foreseeable future. See "Certain Transactions."

     In May 1998, the Company entered into a credit agreement (the "Credit Agreement") with Deutsche Bank AG ("Deutsche Bank"). Deutsche Bank is the parent corporation of Deutsche Bank Securities Inc., one of the representatives of the Underwriters. The Credit Agreement contains covenants that restrict and limit the payment of dividends by the Company such that dividends may be issued solely in the Common Stock of the Company. Pursuant to these restrictions the Company is unable to issue cash dividends during the term of the Credit Agreement. Although the Company intends to convert the amounts outstanding under the Credit Agreement into a new credit facility, the Company expects that any new credit facility will contain similar restrictive covenants; provided, however, there can be no assurances that any such conversion will be on similar terms or subject to similar restrictive covenants. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                 CAPITALIZATION

     The following table sets forth as of March 31, 1998: (i) the actual capitalization of the Company; (ii) the proforma capitalization of the Company giving effect to the conversion of the outstanding Preferred Stock into Common Stock upon the closing of this offering, including 276,466 shares of Series D Preferred Stock issued in April 1998, into an aggregate of 12,198,962 shares of Common Stock; and (iii) the proforma capitalization of the Company as adjusted to reflect the receipt of the estimated net proceeds from the sale of the 5,000,000 shares of Common Stock offered hereby at an assumed initial public offering price of $8.00 per share, after deducting estimated underwriting discounts and offering expenses and the sale of 268,817 shares of Common Stock at $7.44 per share to AOL immediately prior to the consummation of this offering. This table should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus.


                                                                MARCH 31, 1998
                                                      -----------------------------------
                                                                (IN THOUSANDS)
                                                                              PROFORMA AS
                                                       ACTUAL     PROFORMA     ADJUSTED
                                                      --------    --------    -----------
Long-term obligations, net of current maturities....  $     33    $     33     $     33
Redeemable Convertible Preferred Stock; no par
  value, 10,000,000 shares authorized actual and
  proforma; 7,899,938 shares issued and outstanding,
  actual; no shares authorized, issued or
  outstanding proforma and proforma as adjusted.....    15,257          --           --
Stockholders' equity:
  Preferred Stock, no par value, no shares
     authorized, issued or outstanding actual;
     15,000,000 shares authorized proforma and
     proforma as adjusted; no shares issued or
     outstanding proforma and proforma as
     adjusted.......................................        --          --           --
  Common Stock, no par value: 30,000,000 shares
     authorized actual; 50,000,000 shares,
     authorized proforma and proforma as adjusted;
     9,090,000 shares issued and outstanding actual;
     40,000,000 shares authorized, 21,288,962 shares
     issued and outstanding proforma; 26,557,779
     shares issued and outstanding proforma as
     adjusted(1)....................................     2,339      18,315       56,765
  Deferred compensation.............................    (2,292)     (2,292)      (2,292)
  Accumulated deficit...............................   (13,490)    (13,490)     (13,490)
                                                      --------    --------     --------
     Total stockholders' equity (net capital
       deficiency)..................................   (13,443)      2,533       40,983
                                                      --------    --------     --------
          Total capitalization......................  $  1,847    $  2,566     $ 41,016
                                                      ========    ========     ========


---------------
(1) Based on shares outstanding as of March 31, 1998. Includes: (i) the conversion into Common Stock of 276,466 shares of Series D Preferred Stock issued in April 1998, and (ii) 268,817 shares of Common Stock to be issued to AOL immediately prior to the consummation of this offering assuming an initial public offering price of $8.00 per share and an underwriting discount of $0.56 per share. Excludes as of the date of this Prospectus: (i) 3,729,055 shares of Common Stock issuable upon exercise of options outstanding under the Company's 1995 and 1998 Stock Option Plans, as amended (collectively, the "Plans"), at a weighted average exercise price of $2.43 per share; (ii) 1,000,000 shares of Common Stock issuable upon exercise of outstanding options granted outside of the Plans at a weighted average exercise price of $0.004 per share; (iii) 1,180,945 shares of Common Stock reserved for future issuance under the Plans, and (iv) 403,226 shares of Common Stock reserved for issuance pursuant to the exercise of a warrant issued by the Company to AOL at an exercise price of $7.44 per share (assuming an initial public offering price of $8.00 per share and an underwriting discount of $0.56 per share). See "Certain Transactions," "Description of Capital Stock" and Notes 3 and 7 of Notes to Consolidated Financial Statements.

                                    DILUTION

     The proforma net tangible book value of the Company as of March 31, 1998 was approximately $1.3 million, or $0.06 per share of Common Stock. Proforma net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the total proforma number of shares of Common Stock outstanding, after giving effect to the automatic conversion of all outstanding 8,176,404 shares of Preferred Stock (including 276,466 shares of Series D Preferred Stock issued in April 1998) into an aggregate of 12,198,962 shares of Common Stock. After giving effect to the sale of the 5,000,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $8.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company, and the sale of 268,817 shares of Common Stock to AOL at an assumed price of $7.44 per share, the proforma net tangible book value of the Company, as adjusted, at March 31, 1998 would have been $39.8 million or $1.50 per share of Common Stock. This amount represents an immediate increase in such net tangible book value of $1.44 per share to existing shareholders and an immediate dilution of $6.50 per share to new investors. The following table illustrates this per share dilution:

Estimated initial public offering price per share...........          $8.00
  Proforma net tangible book value at March 31, 1998........  $0.06
  Increase attributable to AOL..............................    .09
  Increase attributable to new investors....................   1.35
                                                              -----
Adjusted proforma net tangible book value after this
  offering and the sale of shares to AOL....................           1.50
                                                                      -----
Dilution per share to new investors.........................          $6.50
                                                                      =====

     The following table summarizes, on a proforma basis as of March 31, 1998, the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company, and the average price per share paid by existing shareholders and to be paid by AOL and purchasers of the shares offered by the Company hereby (at an assumed initial public offering price of $8.00 per share before deducting underwriting discounts and commissions and estimated offering expenses payable by the Company).

                                  SHARES PURCHASED       TOTAL CONSIDERATION
                                ---------------------    --------------------    AVERAGE PRICE
                                  NUMBER      PERCENT     AMOUNT     PERCENT       PER SHARE
                                ----------    -------    --------    --------    -------------
                                                        (IN THOUSANDS)
Existing Stockholders(1)(2)...  21,288,962      80.2%    $15,741       27.3%         $0.74
AOL(2)(3).....................     268,817       1.0       2,000        3.5           7.44
New Investors.................   5,000,000      18.8      40,000       69.2           8.00
                                ----------     -----     -------      -----
          Total(1)(2)(3)......  26,557,779     100.0%    $57,741      100.0%
                                ==========     =====     =======      =====

---------------
(1) Based on shares outstanding as of March 31, 1998, including conversion into Common Stock of 276,466 shares of Series D Preferred Stock issued in April 1998.

(2) Excludes: (i) 3,729,055 shares of Common Stock issuable upon exercise of options outstanding under the Company's 1995 and 1998 Stock Option Plans, as amended (collectively, the "Plans"), at a weighted average exercise price of $2.43 per share; (ii) 1,000,000 shares of Common Stock issuable upon exercise of outstanding options granted outside of the Plans, at a weighted average exercise price of $0.004 per share; (iii) 1,180,945 shares of Common Stock reserved for future issuance under the Plans; and (iv) 403,225 shares of Common Stock reserved for issuance pursuant to the exercise of a warrant issued by the Company to AOL at an exercise price of $7.44 per share (assuming an initial public offering price of $8.00 per share and an underwriting discount of $0.56 per share). See "Certain Transactions," "Description of Capital Stock" and Notes 3 and 7 of Notes to Consolidated Financial Statements.

(3) Reflects 268,817 shares of Common Stock to be issued to AOL immediately prior to the consummation of this offering at an assumed price of $7.44 per share.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data should be read in conjunction with the Consolidated Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus. The consolidated statement of operations data for the years ended December 31, 1995, 1996 and 1997 and the consolidated balance sheet data at December 31, 1996 and 1997 are derived from the Consolidated Financial Statements of the Company which have been audited by Ernst & Young LLP, independent auditors, and are included elsewhere in this Prospectus, and are qualified by reference to such Consolidated Financial Statements and the Notes thereto. The consolidated statement of operations data for the period from August 12, 1994 (date of incorporation) to December 31, 1994 and the consolidated balance sheet data at December 31, 1995 are derived from the consolidated financial statements of the Company not included herein which have been audited by Ernst & Young LLP, independent auditors. The consolidated balance sheet data as of December 31, 1994, are derived from unaudited financial statements of the Company not included herein. The selected consolidated financial data as of March 31, 1998, and for the quarters ended March 31, 1997 and 1998, are derived from unaudited consolidated financial statements of the Company, which in the opinion of management include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information set forth therein. The historical results are not necessarily indicative of future results.

                                                      PERIOD FOR
                                                    AUGUST 12, 1994
                                                       (DATE OF
                                                    INCORPORATION)                                  QUARTER ENDED
                                                          TO           YEAR ENDED DECEMBER 31,        MARCH 31,
                                                     DECEMBER 31,     --------------------------   ----------------
                                                         1994          1995     1996      1997      1997     1998
                                                    ---------------   ------   -------   -------   ------   -------
                                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net revenues......................................      $   40        $1,003   $ 5,858   $16,806   $3,158   $ 6,192
Cost of revenues..................................           3           623     5,137    14,873    2,783     5,254
                                                        ------        ------   -------   -------   ------   -------
Gross profit......................................          37           380       721     1,933      375       938
Operating expenses
  Research and development........................         164           388       431     1,060      155       602
  Sales and marketing.............................          57           407       704     1,696      265     1,953
  General and administrative......................          43           103       450     1,087      164       635
                                                        ------        ------   -------   -------   ------   -------
    Total operating expenses......................         264           898     1,585     3,843      584     3,190
                                                        ------        ------   -------   -------   ------   -------
Loss from operations..............................        (227)         (518)     (864)   (1,910)    (209)   (2,252)
Interest income, net..............................          --             7        85       167       40        25
                                                        ------        ------   -------   -------   ------   -------
Loss from continuing operations...................        (227)         (511)     (779)   (1,743)    (169)   (2,227)
Loss from discontinued operations.................          --            --      (736)   (3,616)    (583)       --
                                                        ------        ------   -------   -------   ------   -------
Net loss..........................................      $ (227)       $ (511)  $(1,515)  $(5,359)  $ (752)  $(2,227)
                                                        ======        ======   =======   =======   ======   =======
Basic and diluted net loss per share from
  continuing operations...........................      $(0.03)       $(0.07)  $ (0.10)  $ (0.21)  $(0.02)  $ (0.25)
Basic and diluted net loss per share from
  discontinued operations.........................          --            --     (0.08)    (0.40)   (0.07)       --
                                                        ------        ------   -------   -------   ------   -------
Basic and diluted net loss per share..............      $(0.03)       $(0.07)  $ (0.18)  $ (0.61)  $(0.09)  $ (0.25)
                                                        ======        ======   =======   =======   ======   =======
Share amounts used in the computation of net loss
  per share.......................................       9,000         9,000     9,000     9,000    9,000     9,080
                                                        ======        ======   =======   =======   ======   =======
Proforma basic and diluted net loss per share from
  continuing operations...........................                                       $ (0.10)           $ (0.11)
Proforma basic and diluted net loss per share from
  discontinued operations.........................                                         (0.20)                --
                                                                                         -------            -------
Proforma basic and diluted net loss per share.....                                       $ (0.30)           $ (0.11)
                                                                                         =======            =======
Shares used in computation of proforma net loss
  per share amounts...............................                                        17,828             20,252
                                                                                         =======            =======

                                                                          DECEMBER 31,
                                                              ------------------------------------   MARCH 31,
                                                               1994     1995     1996       1997       1998
                                                              ------   ------   -------   --------   ---------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...................................  $   12   $  255   $ 3,737   $  2,571   $  2,232
Working capital (deficiency)................................     (89)    (106)    3,543      1,093        918
Total assets................................................      36      579     5,691      9,586      8,388
Long-term obligations, net of current portion...............     105      105       105         99         33
Redeemable convertible preferred stock......................      --      651     6,395     12,565     15,257
Stockholders' equity (net capital deficiency)...............  $ (181)  $ (793)  $(2,409)  $(11,191)  $(13,443)

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the Consolidated Financial Statements and the Notes thereto and the other information included elsewhere in this Prospectus. Certain statements in this "Management's Discussion and Analysis of Financial Conditions and Results of Operations" are forward looking statements. The forward looking statements contained herein are based on current expectations and entail various risks and uncertainties that could cause actual results to differ materially from those expressed in such forward looking statements. For a more detailed discussion of these and other business risks, see "Risk Factors."

OVERVIEW

     software.net is a leading online reseller of Software to the consumer, small business and large enterprise markets. The Company operates its own Web site and delivers Software to its customers over the Internet through electronic software delivery ("ESD") and through physical delivery in shrink-wrap packages. The Company launched its Web site in November 1994 and, in addition to selling Software, the Company initially charged Software publishers a fee to list their products on the Company's Web site. The Company ceased this practice in 1996. In July of 1996, the Company expanded its business by entering into its first contract with a U.S. government agency for the sale of Software products and provision of related services. In July 1997, the Company expanded its third party sales channel by entering into an agreement with Netscape pursuant to which the Company created, manages and maintains the Netscape Software Depot Web site.

     In March 1998, the Company further expanded its third party sales channel by entering into strategic relationships with AOL and Excite. The AOL agreement (the "AOL Agreement") establishes the Company as the exclusive and semi-exclusive reseller of Software on certain screens on the AOL service and AOL's Web site, aol.com. Under the terms of the Excite agreement (the "Excite Agreement"), the Company has the right to display banner advertisements and links to the Company's Web site on certain Excite screens and Excite cannot display paid promotional links or banner advertisements of any other Software reseller on specified Excite screens related to Software. Each of AOL and Excite is obligated, under their respective agreements with the Company, to deliver minimum numbers of screen views with links to the Company's Web site ("Impressions"). The AOL Agreement provides for fixed payments totalling approximately $21 million. In addition, the Company's agreement with Excite provides for substantial payments to Excite during the three year term of that agreement. In addition, the Company is obligated to pay AOL and Excite a percentage of certain transactional revenues and, in the case of AOL, advertising revenues earned by the Company in excess of specified thresholds. The AOL Agreement terminates in August 2001, and the Excite Agreement terminates when Excite has satisfied certain obligations with respect to delivery of Impressions, but no earlier than April 2001. The Company's arrangements with Netscape, AOL and Excite are expected to represent significant distribution channels for the Company, and termination of one or more of such agreements would likely have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the Company will achieve sufficient online traffic, or generate sufficient revenues that justify the Company's significant fixed financial obligations to AOL and Excite, or to satisfy its contractual obligations necessary to prevent termination of the AOL, Excite or Netscape agreements. See "Risk Factors -- Reliance on Strategic Marketing Alliances with America Online, Excite and Netscape" and "Business -- Strategic Relationships."

     In order to focus on its core business of selling Software products online, in December 1997, the Company spun off its Internet commerce related services business (which included credit card processing, fraud screening, export control, territory management, and electronic fulfillment) to CyberSource (the "Spin-off"). As a result of the Spin-off, the Company's results of operations during 1996 and 1997 reflect a loss from discontinued operations in the amount of $736,000 and $3.6 million, respectively. Under the terms of an Internet commerce services agreement, the Company uses services supplied by CyberSource on a non-exclusive basis for credit card processing, fraud screening, export control, sales tax computation, electronic licensing, hosting of electronic downloads and fulfillment notification. This Agreement expires on December 31, 1998 and automatically renews for an additional one year term, unless otherwise terminated by either party. Pursuant to the terms of the services agreement, the Company has agreed to indemnify CyberSource for an amount not to exceed $100,000 against any claim based upon an allegation that the Software distributed by the Company infringes upon any third party's intellectual property rights. CyberSource has agreed to indemnify the Company for an amount not to exceed $100,000 against any claim based upon an allegation that the services, or the use of any software provided by CyberSource in connection with the services, provided by CyberSource to the Company infringes any third party's intellectual property rights. The Company is also a party to a license agreement with CyberSource pursuant to which the Company licenses certain technology, including Sm@rtCert, from CyberSource on a non-exclusive, perpetual basis subject to certain limitations. In addition, certain former members of the Company's executive management have joined CyberSource in executive management positions. In particular, William S. McKiernan, the Chairman of the Company's Board of Directors, serves as the President and Chief Executive Officer of CyberSource. In addition, five out of six members of the Company's Board of Directors serve on CyberSource's Board of Directors. See "Risk Factors -- Risks Associated with Dependence on CyberSource Corporation; Relationship with CyberSource Corporation," "Business -- Relationship with CyberSource Corporation" and "Certain Transactions."

     Since inception the Company has experienced increasing net losses on an annual basis. These annual net losses have increased from $511,000 in 1995 to $5.4 million in 1997. The Company expects these annual net losses to continue to increase as the Company expands its sales and marketing activities. For the foreseeable future, the Company intends to expend significant financial and management resources on brand development, marketing and promotion, site content development, strategic relationships (such as those with AOL, Netscape and Excite), and technology and operating infrastructure, including ESD capabilities. Because the Company has relatively low gross margins, achieving profitability given planned investment levels depends upon the Company's ability to generate and sustain substantially increased levels of net revenue. As a result, the Company expects to incur additional losses and continued negative cash flow from operations for the foreseeable future, and such losses are anticipated to increase significantly from current levels as marketing and promotion costs increase, including new and increased expenses on greater staff amounts and expenses on mass media advertising. There can be no assurance that the Company's revenues will increase or even continue at their current level or that the Company will achieve or maintain profitability or generate cash from operations in future periods. The Company's current and future expense levels are to a large extent fixed at a significant level primarily due to the marketing agreements, and these levels are based on its operating plans and estimates of future revenues which depend on anticipated sales resulting from the marketing agreements and increased advertising and government sales. Sales and operating results generally depend on the volume and timing of orders received, which are difficult to forecast. Further, as noted above, the Company expects these costs to increase above the fixed minimum. The Company may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall in revenues would have an immediate adverse effect on the Company's business, financial condition and results of operations. In view of the rapidly evolving nature of the Company's business and its limited operating history in the online Software reselling business, the Company is unable to accurately forecast its revenues and believes that period-to-period comparisons of its operating results are not necessarily meaningful and should not be relied upon as an indication of future performance.

     The Company's revenues are primarily derived from sales of Software to customers using credit cards, to corporate customers that are invoiced directly under credit terms, to various U.S.

government agencies pursuant to contractual arrangements and, to a lesser extent, amounts received from Software publishers for advertising and promotion. Revenues from the sale of Software, net of estimated returns, are recognized upon either shipment of the physical product or delivery of the electronic product. Net revenues associated with the sale of Software pursuant to contracts with the U.S. government that require continuing service, support, and performance by the Company, are deferred and recognized over the period that the service, support, and performance are provided. Revenues derived from Software publishers for advertising and promotional activities are recognized as the services are provided. The Company's U.S. government contracts are subject to annual review and renewal by the applicable government agency. Although all such contracts presently remain in full force and effect, such contracts are terminable without cause or prior notice. Because the government contracts may be terminated without cause or prior notice, there can be no assurance that the Company will generate any revenues from U.S. government contracts in any future period. See "Risk Factors -- Customer Concentration; Risks Associated with Reliance on United States Government Contracts."

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, the percentage relationship of certain items from the Company's consolidated statement of operations to total net revenues.

                                                                       QUARTER ENDED
                                         YEAR ENDED DECEMBER 31,         MARCH 31,
                                        --------------------------    ----------------
                                         1995      1996      1997      1997      1998
                                        ------    ------    ------    ------    ------
                                                                        (UNAUDITED)
                                                                      ----------------
Net Revenues..........................   100.0%    100.0%    100.0%    100.0%    100.0%
Cost of revenues......................    62.1      87.7      88.5      88.1      84.9
                                        ------    ------    ------    ------    ------
Gross profit..........................    37.9      12.3      11.5      11.9      15.1
Operating expenses:
  Research and development............    38.7       7.3       6.3       4.9       9.7
  Sales and marketing.................    40.6      12.0      10.1       8.4      31.5
  General and administrative..........    10.2       7.7       6.5       5.2      10.3
                                        ------    ------    ------    ------    ------
  Total operating expenses............    89.5      27.0      22.9      18.5      51.5
                                        ------    ------    ------    ------    ------
Loss from operations..................   (51.6)    (14.7)    (11.4)     (6.6)    (36.4)
Interest income, net..................     0.7       1.4       1.0       1.3       0.4
                                        ------    ------    ------    ------    ------
Loss from continuing operations.......   (50.9)    (13.3)    (10.4)     (5.3)    (36.0)
Loss from discontinued operations.....     0.0     (12.6)    (21.5)    (18.5)       --
                                        ------    ------    ------    ------    ------
Net loss..............................   (50.9)%   (25.9)%   (31.9)%   (23.8)%   (36.0)%
                                        ======    ======    ======    ======    ======

QUARTERS ENDED MARCH 31, 1997 AND 1998


     Net Revenues. Net revenues increased from $3.2 million in the quarter ended March 31, 1997 to $6.2 million in the quarter ended March 31, 1998, primarily as a result of new U.S. government contracts and increased sales to consumer and corporate customers. Net revenues from ESD Software sales were $3.8 million in the quarter ended March 31, 1998.


     Cost of Revenues. Cost of revenues consists primarily of the costs of Software sold to consumer and corporate customers and related credit card processing fees, as well as the costs of Software licenses and Software updates provided to the U.S. government. Total cost of revenues increased from $2.8 million in the quarter ended March 31, 1997 to $5.3 million in the quarter ended March 31, 1998, as a result of increased Software sales.

     Gross Margin. Gross margin (gross profit as a percentage of net revenues) increased from 11.9% in the quarter ended March 31, 1997 to 15.1% in the quarter ended March 31, 1998. This increase primarily was due to a shift in the Company's revenue mix, resulting from an increased level of higher margin advertising and promotional revenues received from Software publishers. The Company may in the future expand or increase the discounts it offers to its customers and may otherwise alter its pricing structures and policies. Such actions may have an adverse impact on gross margin in future periods. In addition, the Company's gross margin in future periods may decline to the extent that revenues from sales to the U.S. government or sales to large enterprise customers increase as a percentage of the Company's total net revenues.

     Research and Development Expenses. Research and development expenses primarily consist of personnel and other expenses associated with developing and enhancing the Company's Web sites, as well as associated facilities-related expenses. Research and development expenses increased from $155,000 in the quarter ended March 31, 1997 to $602,000 in the quarter ended March 31, 1998. Research and development expenses as a percentage of net revenues increased from 4.9% in the quarter ended March 31, 1997 to 9.7% in the quarter ended March 31, 1998. Research and development expenses increased in absolute dollars and as a percentage of net revenues primarily due to an increase in personnel and equipment-related costs. The Company believes that continued investment in research and development is critical to attaining its strategic objectives and, as a result, expects research and development expenses to increase significantly in absolute dollars in future periods.

     Sales and Marketing Expenses. Sales and marketing expenses consist primarily of personnel and related expenses, promotional expenditures and costs associated with operating the Company's Web sites. In addition, sales and marketing expenses include the expenditures associated with the Company's strategic marketing alliances. Sales and marketing expenses increased from $265,000 in the quarter ended March 31, 1997 to $2.0 million in the quarter ended March 31, 1998. Sales and marketing expenses as a percentage of net revenues were 8.4% in the quarter ended March 31, 1997 and 31.5% in the quarter ended March 31, 1998. Sales and marketing expenses increased in absolute dollars and as a percentage of net revenues primarily due to costs associated with the Company's strategic marketing alliances, as well as an increase in personnel and advertising expenditures. The Company's current strategic marketing alliances with AOL, Excite and Netscape provide for payments totaling approximately $26 million in accordance with the terms of these agreements. The costs associated with the AOL and Netscape agreements will be expensed ratably over their respective terms. The costs associated with the Excite agreement will be expensed as payments become due under the contract terms. The Company may enter into similar strategic marketing alliances requiring significant minimum payments in the future and, as a result, may experience substantial increases in its sales and marketing expenses. In addition, the Company intends to pursue an aggressive branding and marketing campaign and therefore expects sales and marketing expenses to increase significantly in absolute dollars in future periods. See Note 3 of Notes to Consolidated Financial Statements.

     General and Administrative Expenses. General and administrative expenses primarily consist of personnel expenses, legal expenses and facilities-related expenses. General and administrative expenses increased from $164,000 in the quarter ended March 31, 1997 to $635,000 in the quarter ended March 31, 1998. General and administrative expenses as a percentage of net revenues were 5.2% in the quarter ended March 31, 1997 and 10.3% in the quarter ended March 31, 1998. General and administrative expenses increased in absolute dollars and as a percentage of net revenues primarily due to increased personnel-related costs and facilities-related expenses associated with the hiring of additional personnel as well as increased bad debt reserves associated with the increase in net revenues. The Company expects general and administrative expenses to increase in absolute dollars as the Company builds its infrastructure and as a result of the costs associated with being a public company.

     Interest Income, Net. Interest income, net, consists of earnings on the Company's cash and cash equivalents, net of interest expense. Interest income, net, decreased from $40,000 in the quarter ended March 31, 1997 to $25,000 in the quarter ended March 31, 1998, due to reduced earnings on lower average cash and cash equivalents balances during the quarter.

     Income Taxes. The Company has recorded a net loss for the quarters ended March 31, 1997 and March 31, 1998. As a result, no provision for income taxes has been recorded in either of these quarters.

RESULTS OF OPERATIONS -- YEARS ENDED DECEMBER 31, 1996 AND 1997


     Net Revenues. Net revenues increased from $5.9 million in 1996 to $16.8 million in 1997, primarily as a result of increased sales to consumer and corporate customers and new U.S. government contracts. Net revenues from ESD Software sales were $10.3 million in 1997.


     Cost of Revenues. Cost of revenues increased from $5.1 million in 1996 to $14.9 million in 1997, due to the execution of additional U.S. government contracts and increased product sales to consumer and corporate customers.

     Gross Margin. Gross margin decreased from 12.3% in 1996 to 11.5% in 1997. This decrease was due primarily to a shift in the Company's revenue mix, resulting from an increased level of lower margin U.S. government contract revenues as a percentage of total net revenues. The decrease in overall gross margin was partially offset by an increase in higher margin advertising and promotional revenues received from Software publishers.

     Research and Development Expenses. Research and development expenses increased from $431,000 in 1996 to $1.1 million in 1997. Research and development expenses as a percentage of net revenues decreased from 7.3% in 1996 to 6.3% in 1997. The absolute dollar increase in research and development expenses from 1996 to 1997 was primarily attributable to an increase in personnel-related costs. The decrease in research and development expenses as a percentage of net revenues was primarily attributable to the substantial increase in net revenues in 1997.

     Sales and Marketing Expenses. Sales and marketing expenses increased from $704,000 in 1996 to $1.7 million in 1997. Sales and marketing expenses as a percentage of net revenues were 12.0% in 1996 and 10.1% in 1997. The absolute dollar increase in sales and marketing expenses from 1996 to 1997 primarily was attributable to an increase in personnel and advertising expenditures, as well as costs associated with a strategic marketing alliance. The decrease in sales and marketing expenses as a percentage of net revenues primarily was attributable to the substantial increase in net revenues in 1997.

     General and Administrative Expenses. General and administrative expenses increased from $450,000 in 1996 to $1.1 million in 1997. General and administrative expenses as a percentage of net revenues were 7.7% in 1996 and 6.5% in 1997. The increase in general and administrative spending on an absolute dollar basis in 1997 primarily was due to increased salaries and facilities-related expenses associated with the hiring of additional personnel, increased legal expenses associated with the settlement of certain litigation, and increased bad debt reserves associated with the increase in net revenues. The decrease in general and administrative expenses as a percentage of net revenues primarily was attributable to the substantial increase in net revenues in 1997.

     Interest Income, Net. Interest income, net, increased from $85,000 in 1996 to $167,000 in 1997 due to earnings on higher average cash and cash equivalents balances in 1997.

     Income Taxes. The Company had a net loss for both 1996 and 1997. Accordingly, no provision for income taxes has been recorded in either of such years. As of December 31, 1997, the Company had approximately $7.2 million of net operating loss carryforwards for Federal income tax purposes, which expire between 2009 and 2012. Given the Company's limited operating history, losses incurred to date and the difficulty in accurately forecasting the Company's future results, management does not believe that the realization of the related deferred income tax assets meets the criteria required by generally accepted accounting principles and, accordingly, a full 100% valuation allowance has been recorded to reduce the deferred income tax assets to $0. Furthermore, as a result of changes in the Company's equity ownership from the Company's Preferred Stock financings and this offering, utilization of the net operating losses and tax credits may be subject to substantial annual limitations due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended and similar state provisions. The annual limitation may result in the expiration of net operating losses and tax credits before utilization. See Note 10 of Notes to Consolidated Financial Statements.

RESULTS OF OPERATIONS -- YEARS ENDED DECEMBER 31, 1995 AND 1996

     Net Revenues. Net revenues increased from $1.0 million in 1995 to $5.9 million in 1996 due primarily to the growth of the Company's consumer and corporate customer base.

     Cost of Revenues. Cost of revenues increased from $623,000 in 1995 to $5.1 million in 1996, primarily reflecting an increase in product sales to consumer and corporate customers.

     Gross Margin. Gross margin decreased from 37.9% in 1995 to 12.3% in 1996. This decrease was due primarily to a shift in the Company's business model. During 1995, a number of Software publishers made certain payments to the Company in exchange for the Company's inclusion of these publishers' products in its online store. During 1996, the Company moved to its current Software reseller model, resulting in the substantial reduction of such payments and the associated decrease in gross margin.

     Research and Development Expenses. Research and development expenses increased from $388,000 in 1995 to $431,000 in 1996. Research and development expenses as a percentage of net revenues decreased from 38.7% in 1995 to 7.3% in 1996. The absolute dollar increase in research and development expenses from 1995 to 1996 primarily was attributable to an increase in personnel-related costs. The decrease in research and development expenses as a percentage of net revenues primarily was attributable to the substantial increase in net revenues in 1996.

     Sales and Marketing Expenses. Sales and marketing expenses increased from $407,000 in 1995 to $704,000 in 1996. Sales and marketing expenses as a percentage of net revenues were 40.6% in 1995 and 12.0% in 1996. The absolute dollar increase in sales and marketing expenses from 1995 to 1996 was primarily attributable to an increase in personnel-related costs. The decrease in sales and marketing expenses as a percentage of net revenues was primarily attributable to the substantial increase in net revenues in 1996.

     General and Administrative Expenses. General and administrative expenses increased from $103,000 in 1995 to $450,000 in 1996. General and administrative expenses as a percentage of net revenues were 10.3% in 1995 and 7.7% in 1996. The increase in general and administrative spending on an absolute dollar basis in 1996 primarily was due to increased salaries and facilities-related expenses associated with the hiring of additional personnel, increased professional fees, and increased bad debt reserves associated with the increase in net revenues. The decrease in general and administrative expenses as a percentage of net revenues primarily was attributable to the substantial increase in net revenues in 1996.

     Interest Income, Net. Interest income, net, increased from $7,000 in 1995 to $85,000 in 1996 due to earnings on higher average cash and cash equivalents balances in 1996.

     Income Taxes. The Company has recorded a net loss for the years ended December 31, 1995 and 1996. Accordingly, no provision for income taxes has been recorded in either of such years.

QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth certain unaudited quarterly consolidated statement of operations data for each of the four quarters during the year ended December 31, 1997 as well as the quarter ended March 31, 1998. In the opinion of management, this information has been prepared substantially on the same basis as the audited financial statements appearing elsewhere in this Prospectus, and all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the unaudited quarterly results. The quarterly data should be read in conjunction with the audited Consolidated Financial Statements of the Company and the Notes thereto appearing elsewhere in this Prospectus. The operating results for any quarter are not necessarily indicative of the operating results for any future period.

                                                            QUARTER ENDED
                                       -------------------------------------------------------
                                       MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,
                                         1997        1997       1997        1997       1998
                                       ---------   --------   ---------   --------   ---------
                                                           (IN THOUSANDS)
Net revenues........................    $3,158      $3,434     $ 4,825    $ 5,389     $ 6,192
Cost of revenues....................     2,783       2,892       4,295      4,903       5,254
                                        ------      ------     -------    -------     -------
Gross profit........................       375         542         530        486         938
Operating expenses:
  Research and development..........       155         184         302        419         602
  Sales and marketing...............       265         332         442        657       1,953
  General and administrative........       164         247         265        411         635
                                        ------      ------     -------    -------     -------
          Total operating expense...       584         763       1,009      1,487       3,190
                                        ------      ------     -------    -------     -------
Loss from operations................      (209)       (221)       (479)    (1,001)     (2,252)
Interest income, net................        40          32          24         71          25
                                        ------      ------     -------    -------     -------
Loss from continuing operations.....      (169)       (189)       (455)      (930)     (2,227)
Loss from discontinued operations...      (583)       (455)     (1,036)    (1,542)         --
                                        ------      ------     -------    -------     -------
Net loss............................    $ (752)     $ (644)    $(1,491)   $(2,472)    $(2,227)
                                        ======      ======     =======    =======     =======

                                                 AS A PERCENTAGE OF TOTAL REVENUE
                                      -------------------------------------------------------
                                      MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,
                                        1997        1997       1997        1997       1998
                                      ---------   --------   ---------   --------   ---------
Net revenues.......................     100.0%      100.0%      100.0%     100.0%      100.0%
Cost of revenues...................      88.1        84.2        89.0       91.0        84.9
                                       ------     -------     -------    -------     -------
Gross profit.......................      11.9        15.8        11.0        9.0        15.1
Operating expenses:
  Research and development.........       4.9         5.4         6.3        7.8         9.7
  Sales and marketing..............       8.4         9.7         9.2       12.2        31.5
  General and administrative.......       5.2         7.2         5.4        7.6        10.3
                                       ------     -------     -------    -------     -------
  Total operating expense..........      18.5        22.3        20.9       27.6        51.5
                                       ------     -------     -------    -------     -------
Loss from operations...............      (6.6)       (6.5)       (9.9)     (18.6)      (36.4)
Interest income, net...............       1.3         0.9         0.5        1.3         0.4
                                       ------     -------     -------    -------     -------
Loss from continuing operations....      (5.3)       (5.6)       (9.4)     (17.3)      (36.0)
Loss from discontinued
  operations.......................     (18.5)      (13.2)      (21.5)     (28.6)         --
                                       ------     -------     -------    -------     -------
Net loss...........................     (23.8)%     (18.8)%     (30.9)%    (45.9)%     (36.0)%
                                       ======     =======     =======    =======     =======

     The Company's net revenues have increased significantly in each consecutive quarter presented due to increased sales to consumer and corporate customers and the execution of new U.S. government contracts. The Company's gross margins fluctuated on a quarterly basis during these quarters, primarily as a result of changes in the Company's product mix. In particular, the Company's gross margin increased in the second quarter of 1997 and in the first quarter of 1998 primarily due to an increase in advertising and promotional revenues as a percentage of the Company's net revenues during such periods. Gross margins decreased in the third and fourth quarters of 1997 primarily due to an increased level of lower margin U.S. government contract revenues as a percentage of the Company's net revenues and a decrease in advertising and promotional revenues as a percentage of the Company's net revenues. Research and development and general and administrative expenses increased in absolute dollars in each quarter presented primarily due to personnel-related costs. Sales and marketing expenses also increased on a quarterly basis in each quarter presented due to increases in personnel-related costs and significantly increased in the first quarter of 1998 due to expenditures associated with the Company's strategic marketing alliances. Sales and marketing expenses and general and administrative expenses each increased in absolute dollars in the third quarter of 1997, but declined as a percentage of net revenues due to the increase in the Company's net revenues during such period.

     As a result of the Company's limited operating history and the emerging nature of the markets in which it competes, the Company may be unable to accurately forecast its revenues. The Company's current and future expense levels are to a large extent fixed and are based on its operating plans and estimates of future revenues. Sales and operating results generally depend on the volume and timing of orders received, which are difficult to forecast. The Company may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall in revenues in relation to the Company's planned expenditures would have an immediate adverse effect on the Company's business, financial condition and results of operations. Further, as a strategic response to changes in the competitive environment, the Company may from time to time make certain pricing, service or marketing decisions that could have a material adverse effect on its business, financial condition and results of operations. See "Risk
Factors -- Limited Operating History; History of Net Operating Losses; Accumulated Deficit," "-- Unpredictability of Future Operating Results" and "Business -- Competition."

     The Company expects to experience significant fluctuations in its future quarterly operating results due to a variety of factors, many of which are outside of the Company's control. Factors that may adversely affect the Company's quarterly operating results include (i) the Company's ability to retain existing customers, attract new customers and maintain customer satisfaction; (ii) the announcement or introduction of new sites, services and products by the Company and its competitors: (iii) price competition; (iv) the level of use of the Internet and online services and increasing consumer acceptance of the Internet and other online services for the purchase of consumer products such as those offered by the Company; (v) the Company's ability to upgrade and develop its systems and infrastructure and attract new personnel in a timely and effective manner; (vi) the level of traffic on the Company's Web site; (vii) the termination of any strategic marketing alliances such as those with AOL, Excite or Netscape pursuant to which the Company has exposure to traffic on third party Web sites, or the termination of contracts with major purchasers, particularly U.S. government agencies; (viii) technical difficulties, system downtime or Internet brownouts; (ix) the failure of Internet bandwidth to increase significantly over time and/or an increase in the cost to consumers of exploiting Internet bandwidth; (x) the amount and timing of operating costs and capital expenditures relating to expansion of the Company's business, operations and infrastructure; (xi) the number of popular Software titles introduced during the period; (xii) certain government regulations; and
(xiii) general economic conditions and economic conditions specific to the Internet, online commerce and the Software industry. The Company expects that it may experience seasonality in its business, reflecting a combination of seasonal fluctuations in Internet usage and traditional retail, governmental and corporate entity seasonal spending patterns. See "Risk
Factors -- Unpredictability of Future Operating Results."

     Gross margins may be impacted by a number of different factors, including the mix of revenues from sales of shrink-wrap products versus revenues from ESD product sales, the mix of Software products sold, the mix of revenues among sales to government, corporate and consumer purchasers and the mix of revenues from strategic partners such as AOL, Excite, Netscape and the Company's Web site. The Company typically derives higher gross margins from advertising and promotional revenues than from Software product sales. The Company typically realizes higher gross margins on ESD Software product sales than on sales of shrink-wrap Software products and lower gross margins on sales of widely available commodity Software products than on sales of specialty Software products. In addition, the Company typically realizes higher gross margins on sales to consumer purchasers than on sales to government or corporate purchasers. In addition, the Company also may from time to time offer attractive pricing programs, which may reduce its gross margins periodically. The Company believes that the size of new Software products will continue to increase and that such Software products will not be suitable for ESD in the absence of significant increases in network bandwidth. This trend may impact the Company's ability to realize the higher gross margins associated in the ESD Software product sales in respect of such Software products. Any change in one or more of the foregoing factors could materially adversely affect the Company's gross margins and operating results in future periods. See "Risk
Factors -- Unpredictability of Future Operating Results."



     Due to the foregoing factors, quarterly revenues and operating results are difficult to forecast, and the Company does not believe that period-to-period comparisons of its operating results will necessarily be meaningful and should not be relied upon as indicators of future performance. In one or more future quarters the Company's operating results may fall below the expectations of securities analysts and investors. In such event, the trading price of the Common Stock would likely be materially adversely affected.


LIQUIDITY AND CAPITAL RESOURCES


     From inception through March 31, 1998, the Company has financed its operations primarily through private sales of Preferred Stock through which the Company raised net cash proceeds totaling $14.1 million.



     Net cash used in operating activities was $299,000 for the year ended December 31, 1997 and $2.7 million for the first quarter of 1998. Cash used in operating activities in 1997 was attributable to a net loss of $5.4 million and increases in accounts receivable and costs of deferred revenue, partially offset by increases in accounts payable, deferred revenue, and the loss from discontinued operations. Accounts receivable and accounts payable increased as a result of significantly increased sales and purchasing activity during the fourth quarter of 1997. In addition, cost of deferred revenue and deferred revenue increased significantly due to new U.S. government contracts entered into in 1997. Cash used in operating activities for the first quarter of 1998 resulted from a net loss of $2.2 million and a decrease in deferred revenue, largely offset by decreases in cost of deferred revenue. The decrease to both deferred revenue and cost of deferred revenue was due to the recognition of revenue and cost of revenue associated with U.S. government contracts. Net cash used in investing activities of $4.9 million for the year ended December 31, 1997 was primarily attributable to cash used for discontinued operations. Net cash used in investing activities for the first quarter of 1998 of $165,000 were attributable to purchases of property and equipment.



     Net cash provided by financing activities of $4.1 million and $2.6 million for the year ended December 31, 1997 and the first quarter of 1998, respectively, primarily consisted of proceeds from the issuance of Preferred Stock, which was partially offset for the year ended December 31, 1997 by cash used for discontinued operations.



     As of March 31, 1998, the Company had approximately $2.2 million of cash and cash equivalents. The Company's current strategic marketing alliances provide for payments of approximately $6.9 million in the remainder of 1998, approximately $8.3 million in 1999, approximately $9.0 million in the year 2000 and approximately $500,000 in the year 2001. The Company currently has no other material commitments other than those under its operating leases and for certain equipment leases.



     The Company entered into a credit agreement (the "Credit Agreement") with Deutsche Bank AG ("Deutsche Bank") in May 1998. Deutsche Bank is the parent corporation of Deutsche Bank Securities, one of the representatives of the Underwriters. Pursuant to the Credit Agreement, in May 1998, Deutsche Bank issued a standby letter of credit to the Company in the amount of approximately $600,000 (the "Credit Facility") and loaned the Company approximately an additional $4,200,000 (the "Loan"). To date the Company has used the funds made available under these arrangements to: (i) make a down-payment on an office lease entered into by the Company in May 1998; (ii) meet rental obligations under that lease; and (iii) fulfill working capital needs and general corporate purposes of the Company. The Loan bears interest at a rate equal to the higher of (i) the daily Federal Funds Rate plus 0.5% per annum or (ii) Deutsche Bank's daily prime lending rate (the "Base Rate"), plus 3.0% per annum (approximately 12% at May 31, 1998). Interest is payable quarterly, in arrears, during the term of the Credit Agreement. The Company is also required to pay a standby letter of credit fee equal to a percentage of the face amount of the Credit Facility equal to the Base Rate plus 3.0% less the LIBOR rate for a three-month loan. In conjunction with the Credit Agreement the Company is required to pay Deutsche Bank (i) an upfront fee of $120,000 and (ii) a credit line fee equal to 7.50% of the amount by which the Company's gross revenues during the term of the Credit Agreement exceed certain agreed upon thresholds, subject to maximum payments of $337,500 in the aggregate. The Company has $3.1 million in unused funds available under these arrangements. All amounts borrowed under the Credit Agreement are due on November 16, 1998. The Company is presently in full compliance with the terms of the Credit Agreement and does not anticipate a change to such status with respect to such terms. In connection with the Credit Agreement, Deutsche Bank has received a first priority lien on all of the Company's assets, including intellectual property. Pursuant to the terms of the Credit Agreement, the Company is subject to certain financial and non-financial covenants; including limitations on payments of dividends, additional borrowings, acquisitions and disposition of assets and maintenance of maximum operating cash flow deficiencies and minimum quick ratios. The Company intends, upon the expiration of the Credit Agreement, to convert the amounts outstanding under the Credit Facility and the Loan into a new credit facility in approximately the same or a greater principal amount; however, there can be no assurances that the amounts outstanding under the Credit Facility and the Loan will be converted into a new credit facility on commercially acceptable terms, if at all. See "Underwriting."


     The Company believes that the net proceeds from this offering, together with its current cash and cash equivalents, and the funds borrowed under the Credit Agreement in May 1998, will be sufficient to meet its anticipated cash needs for working capital and capital expenditures through at least the next twelve months. Thereafter, if cash generated from operations is insufficient to satisfy the Company's liquidity requirements, the Company may seek to sell additional equity or debt securities or to obtain additional credit facilities, in part to fund its financial obligations to AOL and Excite. The sale of additional equity or convertible debt securities could result in additional dilution to the Company's stockholders. There can be no assurance that financing will be available in amounts or on terms acceptable to the Company, if at all. See "Risk Factors -- Need for Additional Capital."


YEAR 2000 COMPLIANCE


     Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. This could result in system failures or miscalculations causing disruptions of operations including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities. As a result, many companies' software and computer systems may need to be upgraded or replaced in order to comply with such "Year 2000" requirements. The Company utilizes third-party equipment and software that may not be Year 2000 compliant. The Company is in the early stages of conducting an audit of its third-party suppliers as to the Year 2000 compliance of their systems. The Company does not believe it will incur significant costs in order to comply with Year 2000 requirements. However, failure of the Company's internal computer systems or of such third-party equipment or software, or of systems maintained by the Company's suppliers, to operate properly with regard to the Year 2000 and thereafter could require the Company to incur unanticipated expenses to remedy any problems, which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors -- Year 2000 Compliance."

                                    BUSINESS

     software.net Corporation ("software.net" or the "Company") is a leading online reseller of commercial off-the-shelf computer software ("Software") to the consumer, small business and large enterprise markets. Through its online store (www.software.net), the Company offers customers a comprehensive selection of Software, customer service and competitive pricing. The Company believes that the software.net site is one of the most widely known and used sites on the World Wide Web (the "Web") for the purchase of Software. The Company fulfills a customer purchase either through physical delivery of the shrink-wrap Software package or through electronic software delivery ("ESD"). The Company believes it provides superior value to its customers by offering one of the largest selections of brand-name, high quality Software available online, and the convenience of shopping from home or office, twenty-four-hours-a-day, seven-days-a-week ("24x7").

     The Company believes that the Internet is an ideal medium for the sale and delivery of Software for several reasons: (i) the demographics of Internet users overlap one-to-one with the demographics of potential Software purchasers; (ii) many Software titles and their related stock-keeping units ("SKUs") can be delivered via ESD, providing instant gratification to the customer; and (iii) large enterprise customers can use ESD to achieve efficient and cost effective distribution of Software. software.net's business is based on scaleable technology that permits the sale, order processing and delivery of Software with limited human intervention. This technology, combined with significant operational experience, enables the Company to address the complex process of real time ESD. The Company has developed relationships with approximately 300 leading Software publishers which have granted the Company the right to distribute approximately 2,800 Software SKUs via ESD.

     The Company also has established strategic marketing alliances with America Online, Inc. ("AOL"), Excite, Inc. ("Excite") and Netscape Communications Corporation ("Netscape"). According to RelevantKnowledge, Inc., an Internet-focused market research firm, the Web sites of these companies are each among the five most visited sites on the Internet. The agreements with these companies provide software.net with prominent display space on certain screens on each of these Web sites. The Company believes these alliances have enabled it to further consolidate its position as a leading online Software reseller. Since the launch of its Web site in November 1994, the Company has sold Software products to approximately 140,000 customers and has distributed freeware and trial download products to tens of thousands of additional users. The Company's sales increased from approximately $6 million in 1996, to approximately $17 million in 1997.

INDUSTRY BACKGROUND

  Growth of the Internet and Online Commerce

     The Web and commercial online services such as AOL have emerged as significant global communications media, enabling millions of people to share information and conduct business electronically. International Data Corporation ("IDC") projects that the total value of goods and services purchased over the Web will increase from approximately $12.4 billion in 1997 to approximately $425 billion by 2002. A number of factors have contributed to the growth of the Internet and its commercial use, including: (i) the large and growing installed base of advanced personal computers in the home and workplace; (ii) improvements in network infrastructure and bandwidth; (iii) easier and cheaper access to the Internet; (iv) increased awareness of the Internet among consumer and business users; and (v) the rapidly expanding availability of online content and commerce which increases the value to users of being connected to the Internet. According to IDC, the number of Web users worldwide will grow from approximately 69 million at the end of 1997 to approximately 320 million by 2002. In addition, IDC estimates that the percentage of such users buying goods and services on the Internet is projected to grow from

26% in December 1997 to 40% in December 2002. The Internet also has emerged as an attractive medium for the purchase and distribution of Software. Jupiter estimates that revenues from online sales of PC software in 1997 were $69 million and are projected to grow to $2.3 billion in 2002.

  Traditional Software Industry

     The Software reselling industry is large and growing. According to IDC, total Software sales to consumer and corporate end users from software retailers, dealers and third-party mail order cataloguers in the United States were estimated to be approximately $14 billion in 1997 and are expected to grow to approximately $24 billion in 2001, representing a compound annual growth rate of approximately 14.7%. In addition, the Company believes that the Software reselling industry is highly fragmented with many participants, including regional and national chains of superstores, cataloguers, systems integrators, VARs and small single location stores.

     The two primary categories of Software purchasers are (i) consumers and small businesses and (ii) large enterprises such as corporations, government agencies and universities. These two market segments have different requirements and are served by different sales channels. For the consumer and small business market, Software publishers primarily sell their Software through a network of distributors and resellers and, to a lesser extent, directly to consumers. There are many Software resellers in the United States serving the consumer and small business market. These resellers vary in size from large regional and national chains of superstores, such as CompUSA, ComputerCity and Office Depot, which may carry hundreds of Software titles in a single store, to cataloguers such as Micro Warehouse and CDW Computer Centers that offer several thousand Software titles, to small, single location stores carrying only a limited number of titles. For the large enterprise market, publishers typically sell direct or through large corporate and value-added resellers, including Software Spectrum and Corporate Software and Technology. Large distributors, such as Ingram Micro, Merisel and Tech Data, serve as the primary suppliers for most resellers and carry extensive inventories of leading Software titles.

     Several characteristics of the traditional Software reselling industry create inefficiencies for all industry participants. In the consumer and small business market, physical store-based resellers must make significant investments in real estate, inventory (which is limited due to space constraints and cost) and personnel for each retail location. Cataloguers are constrained by practical catalog size limitations (limiting both the number of products and the information on those products that can be included in the catalog), printing expenses, mailing costs and inherent delays in reacting rapidly to price and product changes. In each case, these constraints limit the Software product selection available to consumers. The traditional Software reselling model also creates inefficiencies for participants in the large enterprise market. Publishers, resellers and the purchasing enterprises are each challenged by the logistical complexities, administrative burden and costs of distributing and tracking Software titles and updates across a large and dispersed user base.

     Under the traditional model, publishers face additional inefficiencies. In addition to only being able to offer a fraction of their total available titles in retail stores and catalogs, publishers typically must grant their resellers and distributors generous rights of return because of the high cost of inventory and risk of product obsolescence that would otherwise be borne by their channel partners. Therefore, publishers effectively bear the risk of customer demand forecasting, creating administrative costs and significant revenue recognition and restatement issues associated with any difference between projected and actual sales. Finally, publishers, distributors, and traditional Software resellers cannot easily obtain demographic and behavioral data about end users, which limits the opportunities for direct marketing and personalized services.

THE SOFTWARE.NET SOLUTION

     software.net is a leading online reseller of Software to the consumer, small business and large enterprise markets, and offers a solution to many of the inefficiencies inherent in the traditional Software reselling industry. Key components of the software.net solution include:

     Customer Convenience. software.net provides enhanced customer convenience by enabling customers to purchase Software online 24x7 from home or office. Additionally, Software purchased online from software.net can be delivered in shrink-wrap packages or immediately downloaded and installed via ESD. ESD also enables large enterprise customers to achieve more efficient internal distribution and tracking of Software and updates relative to the alternative distribution methods.

     Selection. software.net has the capacity for unlimited online shelf space and offers customers an extensive selection of titles, SKUs and related product information without the expense of maintaining a physical store-based infrastructure. The Company carries approximately 30,000 Software SKUs, as well as approximately 2,800 SKUs that can be delivered to customers via ESD.

     Customized Service. The Company captures significant customer preference data during each customer session from its online site and can use this information to customize a user's shopping experience on subsequent visits. As an online reseller, the Company also is better able to educate the customer about Software products through online product reviews, trial downloads, additional product information and online customer support.

     Publisher Benefits. Because the Company is not constrained by the inherent limitations of physical stores, the Company enables publishers to offer all of their available titles to customers in its online store. In addition, by offering products for ESD through software.net's publishers can reduce the risk of customer demand forecasting, and the associated administrative costs and significant revenue recognition and restatement concerns. Finally, publishers can work with the Company to obtain demographic and behavioral data about end users, which expands publishers' opportunities for marketing and targeted services.

STRATEGY

     The Company's objective is to be the dominant reseller of Software to consumers, small businesses and large enterprises. The Company intends to capitalize on and extend its market position as one of the "first movers" in online Software reselling through the following key strategies:

     Enhance Brand Recognition. The Company believes that building brand awareness of its Web site is critical to attracting and expanding its Internet customer base. The Company intends to promote, advertise and increase its brand recognition through a variety of marketing and promotional techniques, including co-marketing agreements with major online sites and services and through customer service. The Company also intends to promote its brand through advertising on leading Web sites and other media, conducting an ongoing public relations campaign and developing other business alliances and partnerships.

     Promote Electronic Software Delivery. The Company is currently a leader in ESD, with approximately 2,800 Software SKUs available for ESD from the software.net store direct to the end user's personal computer. ESD offers convenience to customers and economic advantages to the Company and Software publishers which the Company believes are superior to traditional methods of Software delivery. By working with Software publishers on ESD initiatives, enhancing its own technology and systems and implementing ESD promotional activities, the Company is focused on increasing the number of Software SKUs available for purchase by ESD and the number of customers who utilize ESD.

     Leverage and Further Develop Strategic Relationships. The Company intends to continue to leverage its strategic marketing alliances with AOL, Excite and Netscape to enhance brand recognition and increase customer acquisitions and sales. The Company also intends to expand its online visibility and may enter into relationships with additional Internet access providers, search engines and other high-traffic Web sites.

     Capitalize on Large Enterprise Opportunities. In addition to targeting consumer and small business customers, the Company will also market its services to large enterprise customers such as major corporations, government agencies and universities. The Company believes that the speed, convenience and cost advantages offered by ESD make ESD an attractive alternative method of purchasing for large enterprises. The Company intends to capitalize on its success in supplying the needs of its government customers to become the online reseller of choice for large enterprise customers.

     Maintain Technology Focus and Expertise. The Company intends to leverage its scaleable, state-of-the-art, interactive commerce platform to enhance software.net's service offering and expand the benefits of online Software reselling. The Company's internal development group continues to expend substantial efforts developing, purchasing, licensing and implementing technology-driven enhancements to its Web site and transaction-processing systems.

     Leverage Superior Economic Model; Focus on Online Environment. The Company believes it has an inherent economic advantage relative to Software resellers operating from physical stores or through catalogs because it is not burdened by the cost or legacy of a physical store network and related personnel or the costs and limitations of selling through printed catalogs. The Company further believes that the demographics of Internet users overlap one-to-one with the demographics of potential Software purchasers, providing an exceptional target market for online Software sales. The Company intends to leverage its online model and focus on delivering an increasing number of Software products via ESD to achieve cost and margin advantages as compared to traditional Software resellers.

     Strengthen First-Mover Advantages. The Company believes that significant barriers exist that make it increasingly difficult to enter the online Software marketplace in a cost-effective manner. These barriers include: (i) the necessary up-front investment in technology and technical infrastructure, such as that required for real time processing of both payment and order fulfillment;
(ii) the time and expense required to build a brand that effectively draws customers to a Web site; (iii) the time, expense and expertise necessary to develop publisher and distributor relationships; and (iv) the need to develop strategic alliances with high-traffic, high-profile Web sites. The Company intends to extend its first-mover advantages in each of these areas.

THE SOFTWARE.NET ONLINE SOFTWARE STORE

     Customers enter the software.net store through the Company's simple, intuitive and easy to use Web site. The Web site instantly recognizes the browser type of the customer's computer and tailors the format of the software.net store to that system. With customized pages for particular browsers and for large enterprise accounts, the Company's goal is to make the shopping process as easy as possible for customers. Users accessing the software.net store generally fall into one of two categories: (i) individuals who know what product they want to buy and seek to purchase it immediately in a highly convenient manner; or (ii) individuals who are browsing the store and seeking an entertaining and informative shopping experience. The software.net store is designed to satisfy both types of users in a simple, intuitive fashion.

     Presently, customers can conduct targeted searches through a catalog of approximately 30,000 Software SKUs, browse from among featured titles and special offers, participate in promotions and check order status. The software.net site also offers visitors a variety of highlighted subject areas and special features, including features of topical or current-event interest, such as the Windows 95 Center, the Macintosh Center and the 1997 Tax Center. The site also periodically offers previews of new or upcoming releases, such as Windows 98. The Company expects to implement further improvements to its store which may include specialty sections within the site, product reviews, greater interactivity and customer-specific product presentations based on demonstrated customer preferences.

     Shoppers purchase products by simply clicking on a button to add products to their virtual shopping baskets. Customers can add and subtract products from their shopping baskets as they browse, prior to making a final purchase decision, just as in a physical store. To execute orders, customers click on the buy button and are prompted to supply shipping and, in the case of consumers, credit card details, either by email or by telephone. The store design enables purchasers to buy several products at once, rather than having to repeat the same purchase process for each desired product. All customer information is stored on the Company's secure server, and repeat customers are presented with a customized order form. The Company's system automatically confirms each physically shipped order by email to the customer within minutes after the order is placed and advises customers by email shortly after orders are shipped. Company representatives handle customer service and support and general questions about software.net and provide product information over the telephone, fax and via email. The Company believes that these representatives are a valuable source of feedback regarding customer satisfaction, which the Company uses to improve its services. Customers of the Company are not currently charged for service and support services. See "-- Products" and "-- Marketing and Sales."

PRODUCTS

     The Company's software.net store carries approximately 30,000 Software SKUs from leading Software publishers for physical delivery. The efficiencies of online inventory permit the software.net store to offer a broad selection of hard-to-find and specialty titles which may not be available in traditional Software stores. A single Software title often has multiple SKUs depending upon operating systems (i.e. MacIntosh, Windows, Windows NT); media (i.e. CD-Rom, floppy disk) or license type (i.e. single or multi-user licenses). The Company also offers approximately 2,800 SKUs from approximately 300 publishers for immediate delivery via ESD, including popular titles by Adobe, Cybermedia, FileMaker Pro Inc. (formerly Claris), IBM, JavaSoft, Lotus, Microsoft, Network Associates (formerly McAfee), QUALCOMM, Sun Microsystems and Symantec.


     The Company has focused on making available via ESD as many major Software titles as practical. As a result of the limited bandwidth and relatively slow modem speeds now available, the size of many popular Software titles currently makes them unsuitable for ESD. The Company believes that ten-megabytes is the maximum size of a Software SKU that most consumers are currently willing to purchase via ESD. A ten-megabyte Software SKU, such as Norton Utilities for Windows NT, will take approximately one-hour for a complete download via ESD. The Company believes that as the size of new Software products will continue to increase and that such Software products will not be suitable for ESD in the absence of significant increase in network bandwidth. However, as Internet infrastructure and bandwidth improvements and advancements are made, such as cable modems and digital subscriber line technologies, the Company believes that the demand for products delivered via ESD and the speed by which such products can be delivered via ESD will increase. However, if ESD does not achieve widespread market acceptance, the Company's business, financial condition and results of operations will be materially adversely affected. The Company's revenues from Software products sold through ESD amounted to $10.3 million in 1997 and $3.8 million in the quarter ended March 31, 1998. Even if ESD achieves widespread acceptance, there can be no assurance that the Company will overcome the substantial existing and future technical challenges associated with electronically delivering Software reliably and consistently on a long-term basis. A failure by the Company to do so would materially and adversely affect the Company's business, financial condition and results of operations. See "Risk Factors -- Risks Associated with Dependence on Electronic Software Delivery."

     The Company sources product for physical delivery from traditional distributors and sources the substantial majority of its ESD SKUs directly from Software publishers. The Company does not carry any inventory and relies on rapid fulfillment of physical products from distributors directly to customers. When a customer places an order for shrink-wrap Software, the order information is instantly transmitted to the distributor for processing and rapid fulfillment. A major Software distributor supplied the Company with Software that accounted for a substantial portion of the Company's total Software sales in 1997 and in the first quarter of 1998. The Company has developed customized information systems and automated ordering processes to enable it to offer an extensive selection of products, avoid the high costs and capital requirements associated with owning and warehousing product inventory, and escape the significant operational effort associated with same day processing and shipment. Although the Company believes that the relationship with the major software distributor may be replaced without substantial difficulty in the event that such relationship terminated. As is common in the Software industry, the Company does not have long-term contracts or arrangements with its vendors that would ensure the availability of SKUs, and there can be no assurance that the Company's current vendors will continue to supply SKUs to the Company. See "Risk Factors -- Reliance on Software Publishers and Distributors."


     The Company has entered into three contracts with departments of United States government agencies (the "U.S. government"). Collectively, these agreements accounted for approximately 33.2% and 43.1% of the Company's revenues in 1997 and the first quarter of 1998, respectively. A substantial majority of the Software sold pursuant to these agreements is supplied to the Company by Microsoft. Each of these contracts is subject to annual review and renewal with the U.S. government, and may be terminated without cause at any time. Accordingly, there can be no assurance that the Company will derive any revenue from sales of Software to the U.S. government in any given future period. The Company's contract with Microsoft is terminable for any reason by providing written notice of the election to terminate at least thirty (30) days prior to the expiration of a given term. In the event that any one of these agreements is not renewed or is otherwise terminated by the U.S. government or if Microsoft does not supply its Software product to the Company for resale to the U.S. government pursuant to these agreements, the Company's business, financial condition and results of operations would be materially adversely affected. The Company does not have any other customers that accounted for more than 10% of the Company's revenues in 1997 or the first quarter of 1998. Furthermore, the Company's contract with Microsoft provides for Microsoft's approval of the Company's credit worthiness. Under the contract, Microsoft may make this determination through the evaluation of publicly-available information or, in Microsoft's sole discretion, Microsoft may require the Company to provide Microsoft with sufficient information as reasonably requested by Microsoft to determine the Company's credit worthiness. In the event that Microsoft determines that the Company is no longer creditworthy or not in compliance with certain payment or reporting terms, Microsoft may require the Company to post security acceptable to Microsoft. See "Risk Factors -- Reliance on Software Publishers and Distributors; and -- Customer Concentration; Risks Associated with Reliance on United States Government Contracts."

MARKETING AND SALES

  Strategic Relationships

     software.net pursues strategic relationships to expand the Company's online presence, increase its access to online customers and build brand recognition. In pursuing these relationships, the Company seeks exclusive or semi-exclusive positioning for the sale of Software on key screens of major Web sites. To date, the Company has established the following strategic marketing alliances:

     America Online. software.net and AOL, the leading online service provider with approximately twelve million members, entered into an agreement (the "AOL Agreement") in March 1998 for a

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

term of 42 months, pursuant to which AOL has agreed to promote software.net as the exclusive and semi-exclusive reseller of Software products on certain screens in the AOL service and AOL's Web site, aol.com (the "AOL Online Area"). AOL will promote software.net as the exclusive Software reseller on certain screens in the Computing Channel, the AOL Personal Finance Channel and the Games Channel areas, among others, of the AOL Online Area. AOL also will promote software.net as a Software reseller on a semi-exclusive basis on certain screens in the Computing Channel and the Entertainment Web Channel, among others, of the AOL Online Area. The exclusivity rights set forth above are subject to a number of significant exceptions, including Software products sold by or on behalf of publishers and by AOL through "pop-ups." Over the term of the AOL Agreement, subject to certain limitations or adjustment to the payments required of the Company, AOL is obligated to deliver a specified number of screen views with links to the Company's Web site ("Impressions"). The Company is obligated to make minimum payments totaling $21 million to AOL by March 1, 2000, and over the term of the AOL Agreement, is obligated to pay a percentage of certain transactional revenues earned by the Company on Software sales to AOL members in excess of certain thresholds. The Company has the right to sell advertising on its promotional screens in the AOL Online Area, subject to the Company's obligation to pay a percentage of certain advertising revenues above certain threshold amounts to AOL. In addition, AOL has the right, in its sole discretion, to reduce or cease placements of the promotions granted under this agreement, or restrict access from the AOL service to the Company's Web site, in certain circumstances, including, if the functional integrity of the AOL service is compromised or the ability of AOL to provide service to its users is adversely affected. Subject to adjustment to the payments required of the Company, AOL may also change its business model so that a substantially larger number of AOL members pay hourly charges for general access and use of the AOL service, which may have a material adverse effect on the sale of the Company's products. The Company's agreement with AOL expires in August 2001, or earlier in the event of a material breach and AOL has the right to renew this agreement for two successive one-year terms, during which time AOL has no exclusivity obligations to the Company. Subject to certain conditions, (i) AOL has also agreed to purchase shares of the Company's Common Stock at a price per share equal to the initial public offering price (less the underwriting discount) for an aggregate purchase price of $2 million and (ii) the Company has agreed to concurrently issue to AOL a warrant for a number of shares of Common Stock equal to 1.5 times the number of shares of Common Stock purchased by AOL in the aforementioned investment at a per share exercise price equal to the initial public offering price (less the underwriting discount), in each case in a private placement transaction that will close immediately prior to the consummation of the offering contemplated by this Prospectus. The Company has also granted AOL certain registration rights. See "Certain Transactions" and "Description of Capital Stock -- Registration Rights."

     Excite. software.net and Excite, a leading search engine provider with over two million visitors a day, entered into an agreement in March 1998 for a term of at least 36 months, under which Excite agreed, subject to certain limitations, not to display paid promotional links or banner advertisements of other specified types of resellers of Software products on certain screens within certain channels of Excite's Excite.com Web site (the "Excite Online Area"). These screens include certain screens in Excite.com's Computers and Internet Channel and the Computers and Software Department of the Shopping Channel. In addition, the Company has the right to display links to the Company's Web site on certain other screens within the Excite Online Area. Over the term of the Excite Agreement, Excite is obligated to deliver a specified number of Impressions. Over the first three years of the agreement, the Company is obligated to make substantial payments to Excite as well as pay a percentage of certain transactional revenues earned by the Company in excess of certain thresholds. The Company's arrangement with Excite terminates when Excite has satisfied certain obligations with respect to delivery of Impressions, but no earlier than April 2001 except in the event of a material breach.

     Netscape. software.net and Netscape, a leading provider of open software for linking people and information over intranets, extranets and the Internet entered into an agreement in June 1997 for a term of 24 months from August 1, 1997, to create the "Netscape Software Depot by software.net." This Web site is an online Software store, created for the purpose of marketing and distributing Software products which are compatible with the Netscape ONE platform Internet Site. Under the terms of the Netscape agreement, sales and advertising revenues generated from this online store are allocated in accordance with specified percentages. In connection with this agreement, the Company made an initial payment to Netscape for a license to use certain Netscape trademarks. The Netscape agreement terminates on July 31, 1999 and can also be terminated by either party in the event that certain specified Impressions and net revenue milestones have not been met.

     There can be no assurance that the Company will achieve sufficient online traffic, or generate sufficient sales to realize economies of scale that justify the Company's significant fixed financial obligations to AOL and Excite, or to satisfy its contractual obligations necessary to prevent termination of the AOL, Excite or Netscape agreements. The failure of the Company to do so would likely have a material adverse effect on the Company's business, results of operations and financial condition. In addition, neither the AOL, Excite nor Netscape agreements provides the Company with automatic renewal rights upon expiration of their respective terms. There can be no assurance that such agreements will be renewed on commercially acceptable terms, or at all. Furthermore, the Company's significant investment in the AOL, Excite and Netscape relationships is based on the continued positive market presence, reputation and anticipated growth of AOL, Excite and Netscape, as well as the commitment by each of AOL and Excite to deliver specified numbers of Impressions. Any decline in the significant market presence, business or reputation of AOL, Excite or Netscape, or the failure of any of AOL and Excite to deliver the specified numbers of Impressions, will reduce the value of these strategic agreements to the Company and will likely have a material adverse effect on the business, results of operations and financial condition of the Company. In addition, AOL and the Company have the right to separately pursue and sell advertising in the Company's content areas distributed through AOL. There can be no assurance that the Company and AOL will not compete for limited software reseller advertising revenues. The Company's arrangements with AOL, Excite and Netscape are expected to represent significant distribution channels for the Company's Software sales, and any termination of either or all of the Company's agreements with AOL, Excite and Netscape would likely have a material adverse effect on the Company's business, results of operations and financial condition. See "Risk Factors -- Reliance on Strategic Marketing Alliances with America Online, Excite and Netscape," "Use of Proceeds" and Note 3 of Notes to Consolidated Financial Statements.

     Co-branded Sites. software.net has also sought to increase sales by creating and managing co-branded stores such as CMP's TechShopper Software Store (http:// www.techweb.com/shopper/softwarestore), Computer Currents Interactive Software Shop (http://currents.software.net), and Gate Software Store (http://sfgate.software.net) and others. These co-branded stores are intended to further the software.net brand and access additional Internet traffic. Information contained on these aforementioned Web sites is not a part of this Prospectus.

  Direct Marketing

     The Company believes that the demographics of Internet users overlap one-to-one with the demographics of potential Software purchasers and that the Internet provides additional opportunities for direct marketing to the Company's customers through a variety of mechanisms. The Company is exploring such direct marketing opportunities as store customization to present each customer with a customized merchandise assortment based on historic purchasing patterns and equipment type. The Company is also investigating opportunities to use direct marketing techniques to target new and existing customers with customized offers such as an email newsletter that includes purchase recommendations based on demonstrated customer preferences or prior purchases.

  Online Advertising

     In addition to its primary strategic alliances, the Company utilizes numerous online sales and marketing techniques to increase brand recognition and drive traffic to the Company's online stores, including purchasing banner advertising on search engine Web sites and Internet directories and direct links from publisher home pages. Such banner advertisements can be permanently displayed for designated periods of time or displayed when a user searches for information relating to certain keywords (such as "software") and programs, as well as the names of publishers. Direct links from certain publishers' home pages enable customers electing to purchase Software directly from the publisher to be automatically linked to the software.net order form.

  Associates Program.

     The Company recently established an Associates Program for the purpose of extending the Company's market presence. This program enables "Associate" Web sites to offer Software to their audiences for fulfillment by software.net. The Associate embeds a hyperlink to software.net's site, together with Software recommended for that Associate's targeted customer base. The Associate's customers are automatically connected to the software.net store and may place their orders. The Associate is able to offer enhanced services and recommendations, avoiding the expenses associated with ordering and fulfillment and receives a commission for certain orders.

  Traditional Advertising

     To date, the Company has engaged in limited advertising utilizing traditional media. However, the Company believes there is an opportunity to promote its online stores through a proactive advertising program which will target customers through national media outlets such as magazines, newspapers, and radio and television broadcasts.

  Customer Service and Support

     The Company believes its ability to establish and maintain long-term relationships with its customers and encourage repeat visits and purchases depends, in part, on the strength of its customer support and service. Customer support and service personnel are responsible for handling general customer inquiries, answering customer questions about the ordering process and investigating the status of orders, shipments and payments. The Company has automated certain of the tools used by its customer support and service staff including tracking screens that enable its support staff to track a transaction by any of a variety of information sources. At any point in the purchasing process, customers can access the Company's support staff by fax or email by following prompts located throughout the software.net store, or by calling the Company's toll-free telephone line. Customers who are reluctant to enter their credit card numbers through the Web site are also invited to utilize the toll-free line for purchases. The Company currently employs a staff of full-time customer support and service personnel and also outsources its first level of customer support and services through a leading provider of customer support services.

     A substantial portion of the Company's Software sales is made to the U.S. government and corporate purchasers and the Company maintains specialized support staffs for these departments. In addition to providing standard support services, the Company's government and corporate support staffs target particular government and corporate customers for specific new product releases and version enhancements. The Company intends to continue to expand its sales and marketing efforts with respect to both government and corporate purchasers. See "Risk Factors -- Customer Concentration; Risks Associated with Reliance on United States Government Contracts."

     The Company maintains a structured return policy. Customers have the ability to return product for replacement or credit upon authorization from the Company. Shrink-wrapped product may be returned with a return material authorization ("RMA") number. A corresponding credit is issued to the customer when the Company receives a credit from the appropriate distributor indicating receipt of the returned product. Electronically distributed product will be credited only when a signed "letter of destruction" is received from the customer via facsimile. Historically, the Company has not incurred outstanding RMA exposure necessitating reserves. The Company's historical credit card chargebacks occur at a rate representing less than 1% of total revenue.

TECHNOLOGY

     The Company uses complex proprietary and commercially licensed technology to make both the customer experience and the management reporting process as seamless and simple as possible. To that end, the Company has developed technologies and systems to support scaleable, flexible and seamless online reselling in a secure and easy to use manner. By using a combination of proprietary solutions and commercially available licensed technologies, the Company has deployed systems for online content dissemination, online transaction processing, customer service, market analysis and electronic data interchange. The Company has integrated these proprietary and commercially available systems into a unified Software sales and reporting system. Research and development expenses were $388,000, $431,000, $1.1 million and $602,000 in 1995, 1996, 1997 and the first quarter of 1998, respectively.

     Scaleability and Flexibility. The architecture of the Company's hardware and software is built upon a distributed transaction-processing model which allows the processing load to be distributed among multiple parallel servers. This architecture allows the Company to scale by either adding new servers or increasing the capacity of existing servers. The Company's hardware and software configuration is designed to scale to support growth while maintaining user performance and minimizing the cost per transaction. In the rapidly changing Internet environment, the ability to update this system in order to stay current with new technologies is important. The system's template technology and modular database design allow the addition or replacement of software components, page layout templates and search and retrieval engines with minimal effort and disruption. This architecture also enables low-cost, rapid deployment of additional, co-branded Web sites that integrate with the software.net store.

     Seamlessness. The Company's multiple hardware and software systems integrate seamlessly to manage real time transactions with limited human intervention. Orders for downloadable Software are automatically processed to completion. Orders for products that must be shipped are automatically routed electronically to one of the Company's distributors. The transaction is completed and the customer's credit card charged after shipment of the product has been confirmed. Orders requiring human intervention are automatically routed for processing by customer service representatives.

  Components of Company Technology

     The Company uses commercially available software as well as its own internally developed proprietary software. The Company has a policy of limiting the number of hardware and software vendors whose products are used in production systems in order to facilitate integration, maintenance, performance and upgrades.

     Store Engine Architecture. The Company's hardware and software systems are based upon a distributed transaction-processing model that allows applications and data to be distributed among multiple parallel servers. Many of the software components, and the pages of the Company's Web site, are developed in a manner that enables the separation of the page look and feel from the individual data elements and their associated database lookups. This separation permits frequent changes to product pricing information, reduces Software updates for Web site changes, and minimizes the engineering required to maintain a growing amount of items and content. The Company utilizes proprietary technology that also enables Web sites with different formats to integrate the software.net store elements such as search, vendor and product pages.

This technology allows the Company to maintain several Web storefronts over a single order processing and customer service system.

     Enterprise Download Manager. For the large enterprise environment, the Company has developed technology to aid in the distribution of both large Software products (in terms of number of bytes) as well as large numbers of Software products. This technology comprises server software, which maintains a cache of downloaded Software at key locations behind a customer's firewall and an enhanced version of the Sm@rtCert technology licensed on a non-exclusive basis from CyberSource which the Company offers as an integrated service (collectively, the "Enterprise Download Manager"). By distributing caches of Software (many of which would normally be considered too large to download) to key locations within an enterprise, a large enterprise can ensure that the current release of Software is available to staff with minimal management intervention. By providing a dedicated server with Enterprise Download Manager to manage and receive the download, typical problems of failed download and lost connections can be overcome. By using a local cache, the Enterprise Download Manager satisfies the majority of requests for Software updates internally with a resultant significant reduction in network traffic. This technology is used to deliver products electronically together with marketing and promotional information. Enterprise Download Manager tracks the transmission of Software via ESD. If the transmission is interrupted for any reason, Enterprise Download Manager re-initiates the transmission and completes the interrupted download without the need to restart the entire download. See "Business -- Relationship with CyberSource Corporation" and "Certain Transactions."

     Back Office Processing. The real time nature of fulfilling downloaded Software orders adds significant complexity to the design of the Company's back office system. Typical transaction processing systems assume that a physical process must take place to deliver the product. The time required for physical delivery obviates the need to process orders in real time (as well as the customer's expectation of real time processing). In a Web-based sale of Software to be delivered by ESD, the customer expects to be able to start downloading within seconds of confirming the transaction. This need for almost instant initiation of delivery impacts the design and operation of the Company's entire back office system. Every element of a sale must be fully automated, as the time needed for human intervention is not available.

     The Company believes that its sophisticated back office transaction processing system, which successfully processes, manages and fulfills Software orders for ESD with limited human intervention in real time, is a significant competitive advantage. The system incorporates commercially available database components purchased from leading vendors, proprietary software products developed by the Company, and Internet commerce services supplied by CyberSource. This system accepts orders captured by the store engine and processes them according to pre-coded rules. Each order is validated, screened for possible fraud and its payment method authorized. Once an order is approved, it is fulfilled either by electronically messaging the Company's distributor for physical delivery or by allowing the customer to download the product via ESD. The entire history of any order or customer is accessible to customer service representatives online via a Web-based interface. All actions needed to manage an order may be performed from within this interface. All actions of customer service representatives are logged with the identity of the representative, the action and a time stamp. See "Business -- Relationship with CyberSource Corporation."

     Data Warehouse. The Company utilizes a database management system to index, retrieve and manipulate product information, content, product catalogs, orders and transactions, and customer information. This system allows for rapid searching, sorting, viewing and distribution of a large volume of content. The Company deploys a data warehouse that enables it to access detailed transaction and customer interaction data and perform proprietary market analysis. The data warehouse provides a unified platform for the store engine and back office systems. This data warehouse system incorporates commercially available hardware and software combined with proprietary software of the Company in a configuration developed by the Company. Any reduction in performance, disruption in the Internet access or discontinuation of services provided by CyberSource could have a material adverse effect on the Company's business, operating results and financial condition. There can be no assurance that the Company's transaction-processing systems and network infrastructure will be able to accommodate increases in traffic in the future, or that the Company will, in general, be able to accurately project the rate or timing of such increases or upgrade its systems and infrastructure to accommodate future traffic levels on its online sites. In addition, there can be no assurance that the Company will be able to either effectively upgrade and expand its transaction-processing systems or to successfully integrate any newly developed or purchased modules with its existing systems in a timely manner. There can be no assurance that the Company will successfully utilize new technologies or adapt its online sites, proprietary technology and transaction-processing systems to customer requirements or emerging industry standards.

     Substantially all of the Company's hardware associated with its development and management system are located at a single facility leased by the Company in San Jose, California. The Company contracts with a third party for facilities to host the Company's production, computer and communications hardware systems and for mission critical Internet connections, and these systems are located at a single location in Santa Clara, California. The Company's systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, break-ins, earthquake and similar events. The Company currently does not have a formal disaster recovery plan and does not carry sufficient business interruption insurance to compensate it for losses that may occur. The occurrence of any of the foregoing could have a material adverse effect on the Company's business financial conditions and results of operations. See "Risk Factors -- Risks of System Failure, Single Site."

SECURITY

     Customer Reassurance. A critical issue for the success of online retailing is maintaining the integrity of information, particularly the security of information such as credit card numbers. The Company believes that its existing security systems are at least as secure as those used for traditional transactions (i.e., in-store or mail order purchases) and that it has a comprehensive security strategy. The Company's system automatically monitors each purchase and confirms each order by email to the customer within minutes after the order is placed and advises customers by email shortly after physical orders are shipped.

     Fault Tolerance and Scaleable Internet Access. The Company's systems are designed for automatic transfer to "hot" spare systems in the event of failure and are equipped with fully automated reporting tools. These tools provide automated trouble notification and detailed event logging. The Company maintains a minimum of two of each critical production system. In the case of distributed systems such as Web servers, as many as nine systems may be active. A load distribution system monitors traffic to each server. Should a system fail to respond to a request, the automated distribution system will redistribute traffic among the remaining machines with no loss of user functionality. Both the Company's firewall and the load distribution system are backed by standby systems that monitor the health of the live machine, and automatically take over in the event of a failure. After correcting the problem these automated systems then notify technical staff by pager so the failed system may be replaced or repaired.

     The Company contracts with a Web site provider that specializes in providing scaleable business solutions to high volume Internet sites for mission critical Internet connectivity. The Company has contracted with the provider to deliver a secure platform for server hosting with uninterruptible power supply and back-up generators, fire suppression, raised floors, HVAC, separate cooling zones, seismically braced racks, 24x7 operations and high levels of physical security. The Company's systems are connected to a high speed Internet connection with multiple, redundant interconnects to key backbone locations.

     Notwithstanding these precautions, there can be no assurance that either the security mechanisms of the Company's Internet provider, the Company or the Company's other suppliers will prevent security breaches or service breakdowns. Despite the implementation of network security measures by the Company, its servers may be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions, delays, loss of data or the inability to accept and fulfill customer orders and have a material adverse effect on the Company's finances, financial condition and results of operations.

     Year 2000 Concerns. Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. This could result in system failures or miscalculations causing disruptions of operations including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities. As a result, many companies' software and computer systems may need to be upgraded or replaced in order to comply with such "Year 2000" requirements. The Company utilizes third-party equipment and software that may not be Year 2000 compliant. The Company is in the early stages of conducting an audit of its third-party suppliers as to the Year 2000 compliance of their systems. The Company does not believe it will incur significant costs in order to comply with Year 2000 requirements. However, failure of the Company's internal computer systems or of such third-party equipment or software, or of systems maintained by the Company's suppliers, to operate properly with regard to the Year 2000 and thereafter could require the Company to incur unanticipated expenses to remedy any problems, which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors -- Year 2000 Compliance."

RELATIONSHIP WITH CYBERSOURCE CORPORATION

     In December 1997, in order to focus on its core business of selling Software over the Internet, the Company spun-off its Internet commerce services business (the "Spin-off") to a new Delaware corporation which now operates under the name CyberSource Corporation ("CyberSource").

     In connection with the Spin-off, the Company and CyberSource have entered into certain agreements for the purpose of defining the ongoing relationship between the two companies. Five out of six of the Company's directors are also directors of CyberSource and certain other members of the Company's management team joined CyberSource as executive officers. Accordingly, these agreements may not be deemed the result of arm's length negotiations.

     Pursuant to the terms of a Conveyance Agreement between the Company and CyberSource dated December 31, 1997, the Company transferred to CyberSource the technology (including rights to patent applications, trademarks and other intellectual property rights of the Company relating thereto), contracts and licenses with third parties and certain tangible assets relating to or utilized by the Company in connection with credit card processing, fraud screening, export control, territory management and electronic fulfillment notification. In addition, the Company's employees who were engaged in the Company's internet commerce services business were transferred to CyberSource after the Spin-off.

     In addition, pursuant to the terms of an Inter-Company Cross License Agreement entered into in April 1998, and amended in May 1998, between the Company and CyberSource (the "Cross License Agreement"), the Company granted to CyberSource a non-exclusive, worldwide, perpetual, irrevocable royalty-free license to internally use the Company's Cache Manager technology and to use and sublicense the Company's customer database for certain limited purposes in connection with fraud verification and detection. Under the Cross License Agreement, CyberSource granted the Company a worldwide, perpetual, irrevocable royalty-free license to internally use CyberSource's Sm@rtCert technology with the right to modify such technology for purposes of embedding such technology into the Company's Cache Manager (either alone or in combination with other software) for subsequent sublicense, for use by enterprises and government agencies. The Cross License Agreement further provides that the parties shall have joint ownership of certain utility tools and allocates between the Company and CyberSource ownership of certain inventions made by each party on or before June 30, 1998 and the ownership of certain improvements, enhancements and modifications by the parties to the Sm@rtCert and Cache Manager technologies made through 1999. Each party has agreed to indemnify the other against any third party claims regarding the use of the licensed technology by such licensee that results in a claim against the licensor, except to the extent that such claim is based upon a claim that the licensed technology infringes upon any third party's intellectual property rights. CyberSource and the Company also entered into an Internet Commerce Services Agreement (the "Services Agreement"), pursuant to which CyberSource has agreed to provide certain services including credit card processing, fraud screening, export control, territory management and electronic fulfillment, in a "back office" capacity. This Agreement expires on December 31, 1998 and automatically renews for an additional one year term, unless otherwise terminated by either party. Pursuant to the terms of the Services Agreement, the Company has agreed to indemnify CyberSource for an amount not to exceed $100,000 against any claim based upon an allegation that the Software distributed by the Company infringes upon any third party's intellectual property rights. CyberSource has agreed to indemnify the Company for an amount not to exceed $100,000 against any claim based upon an allegation that the services, or the use of any software provided by CyberSource in connection with the services, provided by CyberSource to the Company infringes any third party's intellectual property rights.

     Any discontinuation of the services provided to the Company by CyberSource under the Services Agreement, or termination of the Cross License Agreement, or any reduction in performance that requires the Company to replace such services or internally develop or license such technology from a third party, would be disruptive to the Company's business, financial condition and results of operations. CyberSource provides to other customers, including competitors of the Company, the same services its provides to the Company. In addition, certain former members of the Company's management hold executive management positions with CyberSource, including William S. McKiernan, the Chairman of the Company's Board of Directors, who serves as President and Chief Executive Officer of CyberSource. Currently, five of the Company's six members of the Company's Board of Directors serve on the CyberSource Board of Directors. Nothing in the Company's agreements with CyberSource prohibits CyberSource from competing directly with the Company or acquiring or being acquired by a third party which competes with the Company, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors -- Management of Potential Growth; New Management Team; Limited Senior Management Resources," "-- Risks Associated with Dependence on CyberSource Corporation; Relationship with CyberSource Corporation" and "Certain Transactions."

     On March 18, 1998, the Company borrowed $400,000 from CyberSource to assist with short term liquidity needs. This loan is memorialized in a promissory note issued by the Company to CyberSource, which provides for repayment in a lump sum on or before September 18, 1998 and bears interest at a rate of 5.32% per annum compounded semi-annually. The terms of this loan arrangement were not the result of arm's length negotiation between the Company and CyberSource.

COMPETITION

     The online commerce market is new, rapidly evolving and intensely competitive, and the Company expects competition to intensify in the future. Barriers to entry are minimal, and current and new competitors can launch new Web sites at a relatively low cost. In addition, the Software reselling industry is intensely competitive. The Company currently competes primarily with traditional Software resellers, other online Software resellers and other vendors. In the online market, the Company competes with online Software sellers and vendors that maintain commercial Web sites, including CompUSA, CNET, Cyberian Outpost and Egghead.com, and a growing number of Software publishers that sell their Software products directly online. The Company also anticipates that it may in the near future compete with other Software publishers, including Microsoft, that plan to sell their products directly to customers online and with indirect competitors that specialize in online commerce or derive a substantial portion of their revenues from online commerce, including AOL, Netscape, Amazon.com and Yahoo!. These entities may themselves offer, or others may offer through such entities, Software products. In addition, entities experienced in mail-order and/or direct marketing of computer products (including cataloguers such as Micro Warehouse and manufacturers such as Dell Computer and Gateway), major Software product distributors such as Ingram Micro, or Tech Data and other major retailers of products, such as OfficeMax, Staples and Office Depot, have established, or may establish in the near future, commercial Web sites offering Software products. Competitive pressures created by any one of these current or future competitors, or by the Company's competitors collectively, could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company believes that the principal competitive factors in its market are brand recognition, selection, convenience, price, speed and accessibility, customer service, quality of site content, and reliability and speed of fulfillment. In addition to the foregoing, the large enterprise market focuses on compatibility of products, administration and reporting, single source supply, security and cost-effective deployment. Many of the Company's current and potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than the Company. In addition, larger, well-established and well-financed entities may acquire, invest in or form joint ventures with online competitors as the use of the Internet and other online services increases. Certain of the Company's actual or potential competitors, such as Ingram Micro and Tech Data, may be able to secure merchandise from vendors on more favorable terms, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory availability policies and devote substantially more resources to Web site and systems development than the Company. Certain of the Company's competitors such as Software Spectrum, GTSI and Corporate Software & Technology have greater experience in selling Software to the large enterprise market. In addition, new technologies and expansion of existing technologies, such as price comparison programs that select specific titles from a variety of Web sites, may direct customers to online Software resellers that compete with the Company and may increase competitive pressures on the Company. Increased competition may result in reduced operating margins, as well as a loss of both market share and brand recognition. Further, as a strategic response to changes in the competitive environment, the Company may from time to time make certain pricing, service or marketing decisions or acquisitions that could have a material adverse effect on its business, financial condition and results of operations. In addition, companies that control access to Internet transactions through network access or Web browsers could promote the Company's competitors or charge the Company a substantial fee for inclusion in their product or service offerings. There can be no assurance that the Company will be able to compete successfully against current and future competitors, and any inability to do so could have a material adverse effect on the Company's business, operating results and financial condition. See "Risk Factors -- Competition."

LEGAL PROCEEDINGS

     From time to time, the Company may be involved in litigation relating to claims arising out of its ordinary course of business. The Company presently is not subject to any material legal proceedings.

INTELLECTUAL PROPERTY

     The Company regards its copyrights, service marks, trademarks, trade dress, trade secrets and similar intellectual property as critical to its success, and relies on trademark and copyright law, trade secret protection and confidentiality and/or license agreements with its employees, customers, partners and others to protect its proprietary rights. The Company pursues the registration of its trademarks and service marks in the U.S., and has applied for the registration of certain of its trademarks and service marks. The Company applied for Federal registration of the service mark "SOFTWARE.NET" on August 24, 1994, and there can be no assurances that a Federal registration of the service mark will issue in respect of SOFTWARE.NET. Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which the Company's products and services are made available online. The Company has licensed in the past, and expects that it may license in the future, certain of its proprietary rights, such as trademarks or copyrighted material, to third parties. While the Company attempts to ensure that the quality of its brand is maintained by such licensees, there can be no assurance that such licensees will not take actions that might materially adversely affect the value of the Company's proprietary rights or reputation, which could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the steps taken by the Company to protect its proprietary rights will be adequate or that third parties will not infringe or misappropriate the Company's trade secrets, copyrights, trademarks, trade dress and similar proprietary rights. In addition, there can be no assurance that others will not independently develop substantially equivalent intellectual property. A failure by the Company to protect its intellectual property in a meaningful manner could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, litigation may be necessary in the future to enforce the Company's intellectual property rights, to protect the Company's trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of management and technical resources, either of which could have a material adverse effect on the Company's business, financial condition and results of operations.

     In addition, there can be no assurance that other parties will not assert infringement claims against the Company. From time to time, the Company has received, and may receive in the future, notice of claims of infringement of other parties' proprietary rights. There can be no assurance that such claims will not be asserted or prosecuted against the Company in the future or that any past or future assertions or prosecutions will not materially adversely affect the Company's business, financial condition and results of operations. Any such claims, with or without merit, could be time-consuming, result in costly litigation and diversion of technical and management personnel, cause product shipment delays or require the Company to develop non-infringing technology or enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company, or at all. In the event of a successful claim of product infringement against the Company and the failure or inability of the Company to develop non-infringing technology or license the infringed or similar technology on a timely basis, the Company's business, financial condition and results of operations could be materially adversely affected. See "Risk
Factors -- Uncertain Protection of Intellectual Property."

EMPLOYEES

     As of June 1, 1998, the Company employed 75 employees. The Company also employs independent contractors and other temporary employees. None of the Company's employees is represented by a labor union, and the Company considers its employee relations to be good. Competition for qualified personnel in the Company's industry is intense, particularly among software development and other technical staff. The Company believes that its future success will depend in part on its continued ability to attract, hire and retain qualified personnel. See "Risk

Factors -- Management of Potential Growth; New Management Team; Limited Senior Management Resources" and "-- Dependence on Key Personnel; Need for Additional Personnel."

FACILITIES

     At present, the Company's principal administrative, engineering, marketing and customer service facilities total approximately 13,500 square feet and are located in San Jose, California under leases that expire in September 2002 and August 1998. As soon as is practicable, the Company intends to sublet this current facility to a third party for the remainder of the term of such lease. There can be no assurance that the Company will be able to sublet this facility on commercially acceptable terms or at all. The Company entered into a sublease in May 1998 for approximately 75,197 square feet of office space located in Sunnyvale, California (the "Sublease"). The Company intends that this location will serve as the Company's principal administrative, engineering, marketing and customer service facility. The Sublease term will commence as of July 1, 1998, and will end sixty-two (62) months thereafter, unless sooner terminated. Under the terms of the Sublease, the Company made a security deposit payment of $297,000 cash, and issued an irrevocable letter of credit for $595,000 prior to occupancy and commencement of the Sublease term. The Company is obligated to make monthly payments of approximately $149,000 increasing to $174,000 over the term of the Sublease. The Company does not have an option to renew or extend the term of this Sublease.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information regarding the executive officers and directors of the Company as of June 1, 1998.

                  NAME                     AGE              POSITION WITH COMPANY
                  ----                     ---              ---------------------
William S. McKiernan.....................  41     Chairman of the Board of Directors
Mark L. Breier...........................  38     President, Chief Executive Officer and
                                                  Director
John P. Pettitt..........................  35     Executive Vice President and Chief
                                                  Technology Officer
James R. Lussier.........................  41     Vice President, Business Operations
Michael J. Praisner......................  51     Vice President, Finance & Administration
                                                  and Chief Financial Officer
Alan C. DeClerck.........................  43     Vice President, Sales
Brian J. Sroub...........................  39     Vice President, Marketing
Bert Kolde(1)(2).........................  44     Director
Linda Fayne Levinson(1)(2)...............  56     Director
Steven P. Novak(1)(2)....................  50     Director
Richard Scudellari(1)(2).................  41     Secretary and Director

---------------
(1) Member of Audit Committee

(2) Member of Compensation Committee

     WILLIAM S. MCKIERNAN is a co-founder of the Company and has served as Chairman of the Board of Directors of the Company since March 1998. Since the Company's inception in 1994 to March 1998, Mr. McKiernan served as President and Chief Executive Officer of the Company. Mr. McKiernan also currently serves as a director and Chief Executive Officer of CyberSource Corporation. From 1992 to 1994, Mr. McKiernan held a number of positions at McAfee Associates, Inc. (now known as Network Associates), including President and Chief Operating Officer, the positions he held during its initial public offering in October 1992. Prior to joining McAfee Associates in 1992, Mr. McKiernan was Vice President of Princeton Venture Research, Inc., an investment banking and venture consulting firm from 1990 to 1992. Mr. McKiernan has also held management positions with IBM/ROLM and Price Waterhouse. Mr. McKiernan received his M.B.A. from the Harvard University Graduate School of Business.

     MARK L. BREIER joined the Company in March 1998, as a director, President and Chief Executive Officer. From January 1997 until he joined the Company, Mr. Breier served as Vice President of Marketing of Amazon.com, Inc. From April 1995 to January 1997, Mr. Breier served as Vice President of Marketing of Cinnabon World Famous Cinnamon Rolls. Mr. Breier was involved in product management and introduction at Dreyer's Grand Ice Cream from 1990 to April 1995, at Kraft Foods, Inc., a multinational consumer products company, from April 1986 to October 1988, and at Parker Brothers, a worldwide manufacturer of toys and games, from August 1985 to March 1986. Mr. Breier received his B.A. in Economics from Stanford University and his M.B.A. from the Stanford University Graduate School of Business.

     JOHN P. PETTITT is a co-founder of the Company and has served as Executive Vice President and Chief Technology Officer since its inception in 1994. From 1992 to 1994, Mr. Pettitt consulted on a number of Internet and Intranet projects including a national medical imaging network. From 1986 to 1992, Mr. Pettitt served as Group Vice President and Technical Director of Specialix PLC, a leading supplier of communications controllers for UNIX systems. While at Specialix, Mr. Pettitt received the 1992 British Design Award for designing a new distributed, fault tolerant data switch. Mr. Pettitt also co-founded the United Kingdom Internet Consortium.

     MICHAEL J. PRAISNER joined the Company as Vice President, Finance and Administration and Chief Financial Officer in April 1998. From 1995 to February 1998, Mr. Praisner served as Vice President, Finance and Administration, Chief Financial Officer and Secretary of Silicon Storage Technology, Inc., a supplier of flash memory devices. From 1994 to 1995, he served as Vice President, Finance and Chief Financial Officer of MicroModule Systems, Inc., a manufacturer of multichip modules for computer and telecommunications applications. From 1992 to 1993, he served as Vice President, Finance and Chief Financial Officer of Electronics for Imaging, Inc., a manufacturer of color desktop publishing computer systems. During part of 1991, he served as Vice President, Finance and Chief Financial Officer of Digital Link Corp., a computer communications equipment company. From 1989 to 1991, he served as Corporate Controller of Applied Materials Inc., a manufacturer of semiconductor wafer fabrication equipment. Mr. Praisner received his B.A. in Liberal Arts and his M.B.A. from Southern Methodist University and is a Certified Public Accountant.

     JAMES R. LUSSIER joined the Company in April 1998 as Vice President, Business Operations. From September 1992 to April 1998, Mr. Lussier served as an Associate Partner of Andersen Consulting where Mr. Lussier was responsible for the Electronics and High Technology Strategy Practice Group and was a member of the Commerce Core Team. Mr. Lussier received a B.S. in Finance from the Wharton School, University of Pennsylvania, an M.A. in Sociology, with an emphasis in Statistics, from the University of California at Berkeley and an M.B.A. from the Stanford University Graduate School of Business.

     ALAN C. DECLERCK joined the Company in April 1998 as Vice President, Sales. From August 1995 until he joined the Company, Mr. DeClerck served as International Director, ISVs & Integrators, for Sun Microsystems Computer Corporation. From January 1989 until August 1995, Mr. DeClerck served other roles at Sun Microsystems, including Director, Corporate Business Development, Director of Marketing and Business Development at FirstPerson, a Sun Microsystems subsidiary that developed the initial Java technology, and various sales and sales management roles. Mr. DeClerck was involved in marketing and sales roles from 1980 until 1989 at Network Equipment Technologies, Industrial Networking, Inc. and General Motors Corporation. Mr. DeClerck received his A.B. in International Relations from Brown University, his M. Phil. in International Relations from Oxford University and his M.B.A. from Stanford University Graduate School of Business.

     BRIAN J. SROUB joined the Company in April 1998 as Vice President, Marketing. From June 1995 to April 1998, Mr. Sroub served as the Vice President, Marketing of Hearst New Media & Technology, a worldwide media company. From November 1993 to May 1995, Mr. Sroub served as the Vice President, Sales & Marketing of Sony Electronics. Prior to October 1993, Mr. Sroub co-founded Home Environmental Products, a start-up horticultural corporation, and was a Brand Manager at Procter & Gamble Company. Mr. Sroub received a B.A. in Economics & Communications from Boston College, an M.A. in Economics from Boston College and an M.B.A. from the Stanford University Graduate School of Business.

     BERT KOLDE, a director of the Company since July 1996, serves as a director, Vice President, Treasurer and Secretary of Vulcan Ventures Inc., Vice Chairman of the Portland Trail Blazers, Seattle Seahawks, Oregon Arena Corporation and First and Goal Corporation, and as President of the Paul G. Allen Virtual Education Foundation and the Paul G. Allen Forest Protection Foundation. Mr. Kolde co-founded Asymetrix Learning Systems, Inc. in 1985, and serves as Chairman of its Board of Directors. Mr. Kolde also serves as a director of MetaCreations Corporation, Precision Systems, Inc. and CyberSource Corporation. Mr. Kolde received his B.A. in Business Administration from Washington State University and his M.B.A. from the University of Washington.

     LINDA FAYNE LEVINSON, a director of the Company since September 1997, has served as a principal of Global Retail Partners, L.P. since April 1997. From 1994 to 1997, she served as

President of Fayne Levinson Associates, an independent general management consulting firm that advised major corporations and start-up entrepreneurial ventures. In 1993, Ms. Levinson was an executive with Creative Artists Agency, Inc. From 1989 to 1992, Ms. Levinson was a partner of Wings Partners, Inc., a merchant banking firm and was actively involved in taking Northwest Airlines private. From 1984 to 1987, Ms. Levinson was a Senior Vice President of American Express Travel Related Services, Inc. Prior to that, Ms. Levinson was a partner at McKinsey & Co. Ms. Levinson presently serves as a Director of Administaff, Inc., Genentech, Inc., Jacobs Engineering Group, Inc. and NCR Corporation as well as several privately-held companies including CyberSource Corporation. Ms. Levinson received her A.B. from Barnard College in Russian Studies, her M.A. from Harvard in Russian Literature and her M.B.A. from New York University.

     STEVEN P. NOVAK, a director of the Company since January 1995, is a Managing Director and Director of Research of C.E. Unterberg, Towbin. From February 1993 to January 1998, Mr. Novak served as Co-founder, President, and Chief Investment Officer of C.E. Unterberg, Towbin Advisors, a registered investment advisor. Mr. Novak also serves as a director of several privately held companies including CyberSource Corporation. Mr. Novak's prior affiliations include among others Forstmann-Leff Associates, Sanford C. Bernstein & Company, Inc., and Harris Bankcorp. Mr. Novak received his B.S. from Purdue University and his M.B.A. from the Harvard University Graduate School of Business.

     RICHARD SCUDELLARI has served as a director and Secretary of the Company since its inception in 1994. Mr. Scudellari has been a partner at Jackson Tufts Cole & Black, LLP, since 1990. Mr. Scudellari serves as a director of several privately held companies, including CyberSource Corporation. Mr. Scudellari received his B.S. and J.D. from Boston College.

BOARD COMPOSITION

     The Company currently has authorized six directors. Each director is elected for a period of one year and serves until his or her successor is duly elected and qualified. The Company's executive officers are appointed by, and serve at the discretion of, the Board of Directors. Each of the Company's officers and directors, excluding non-employee directors and Mr. McKiernan who serves as Chief Executive Officer of CyberSource, devotes substantially full time to the affairs of the Company. The Company's non-employee directors devote such time to the affairs of the Company as is necessary to discharge their duties. There are no family relationships among any of the directors, officers or key employees of the Company. Five of the six members of the Company's Board of Directors also serve as directors of CyberSource. See "Risk
Factors -- Management of Potential Growth; New Management Team; Limited Senior Management Resources" and "Certain Transactions."

BOARD COMMITTEES

     The Audit Committee reviews, acts on and reports to the Board of Directors with respect to various auditing and accounting matters, including the selection of the Company's independent accountants, the scope of the annual audits, fees to be paid to the independent accountants, the performance of the Company's independent accountants and the accounting practices of the Company.

     The Compensation Committee recommends and establishes salaries, incentives and other forms of compensation for officers and other employees of the Company and administers the incentive compensation and benefit plans of the Company.

DIRECTOR COMPENSATION

     Directors of the Company do not receive cash compensation for their services as directors or members of committees of the Board of Directors, but are reimbursed for their reasonable expenses incurred in attending meetings of the Board of Directors. In April 1995, the Company granted to Messrs. Novak and Scudellari a nonqualified stock option to purchase 20,000 shares of Common Stock and 40,000 shares of Common Stock, respectively, at an exercise price of $0.008 per share. In January 1996, the Company granted each of Messrs. Novak and Scudellari a nonqualified stock option to purchase 20,000 shares at an exercise price of $0.033 per share. In January 1997, the Company granted each of Messrs. Novak, Scudellari and Kolde an option to purchase 10,000 shares of Common Stock at an exercise price of $0.1125 per share. In January 1998, the Company granted Ms. Levinson and each of Messrs. Novak, Scudellari and Kolde, an option to purchase 10,000 shares of Common Stock at an exercise price of $0.50 per share. In March 1998, the Company granted Mr. Breier an option to purchase 1,000,000 shares of Common Stock at an exercise price of $2.60 per share. Until April 4, 1998, under the terms of the Company's 1995 Stock Option Plan, each non-employee director of the Company received options to purchase 10,000 shares of Common Stock upon initial election or appointment to the Board of Directors and thereafter options to purchase 10,000 shares of Common Stock annually on January 1 of each year; following April 4, 1998, the Company's 1998 Stock Option Plan provides for identical grants. See "Certain Transactions" and "Management -- Stock Option Plans."

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     The Company's Certificate of Incorporation limits the liability of directors to the full extent permitted by Delaware law. Delaware law provides that a corporation's certificate of incorporation may contain a provision eliminating or limiting the personal liability of directors for monetary damages for breach of their fiduciary duties as directors, except for liability (i) for any breach of their duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law (the "DGCL"), or (iv) for any transaction from which the director derived an improper personal benefit. The Company's Bylaws provide that the Company may indemnify its directors and officers, employees and agents to the fullest extent permitted by law. The Company believes that indemnification under its Bylaws covers at least negligence and gross negligence on the part of indemnified parties.

     The Company has entered into agreements to indemnify its directors and executive officers. These agreements, among other things, indemnify the Company's directors and officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by such persons in any action or proceeding, including any action by or in the right of the Company, arising out of such person's services as a director or officer of the Company, any subsidiary of the Company or any other company or enterprise to which the person provides services at the request of the Company. The Company believes that these provisions and agreements are necessary to attract and retain qualified directors and officers.

     At present, there is no pending litigation or proceeding involving any director, officer, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     None of the members of the Compensation Committee (effective upon the consummation of this offering) is an officer or employee of the Company with the exception of Richard Scudellari who is the Secretary of the Company. Five of the six members of the Company's Board of Directors also serve as members of the Board of Directors of CyberSource. Vulcan Ventures Inc., a holder of Series B, C, and D Preferred Stock, maintains a limited partner interest in Global Retail Partners L.P., a holder of Series C and D Preferred Stock. Other than this relationship and the CyberSource board memberships, no interlocking relationship exists between the Company's

Board of Directors or Compensation Committee and the board of directors or compensation committee of any other company, nor has such an interlocking relationship existed in the past.

EXECUTIVE COMPENSATION

     The following table sets forth certain estimated compensation awarded or paid by the Company during the fiscal year ended December 31, 1997 ("Last Fiscal Year") to its President and Chief Executive Officer and its Executive Vice President and Chief Technology Officer (together, the "Named Executives") and certain individuals hired subsequent to the conclusion of the last fiscal year. In March 1998, Mr. McKiernan resigned from the position of President and Chief Executive Officer of the Company and commenced service as the Chairman of the Company's Board of Directors, in which capacity he presently earns a salary of $100,000 per annum.

                           SUMMARY COMPENSATION TABLE

                                                                          LONG-TERM
                                         ANNUAL COMPENSATION             COMPENSATION
                                --------------------------------------   ------------
                                                                            AWARDS
                                                                         ------------
                                                                          SECURITIES
                                                        OTHER ANNUAL      UNDERLYING       ALL OTHER
NAME AND PRINCIPAL POSITION(1)  SALARY($)   BONUS($)   COMPENSATION($)    OPTIONS(#)    COMPENSATION($)
------------------------------  ---------   --------   ---------------   ------------   ---------------
William S. McKiernan.........    165,000         --           --                 --              --
  Chairman of the Board
John P. Pettitt..............    130,000        100           --                 --              --
  Executive Vice President
  and Chief Technology
  Officer

---------------
(1) Mark L. Breier, the President, Chief Executive Officer and a director of the Company, was hired in March 1998. Mr. Breier's annualized salary for the 1998 fiscal year is $200,000. In addition, Mr. Breier will receive a bonus of $50,000 and relocation allowance payments totalling approximately $70,000 during the 1998 fiscal year. Mr. Breier also received an option to acquire 1,000,000 shares of Common Stock, subject to vesting over four years, unless earlier accelerated.

OPTION GRANTS

     No Named Executive received stock option grants in the fiscal year ended December 31, 1997.

OPTION EXERCISES AND FISCAL YEAR-END VALUES

     The following table sets forth information concerning the year-end number and value of unexercised options with respect to each of the Named Executives. No options and no stock appreciation rights were exercised by the Named Executives in fiscal year 1997, and no stock appreciation rights were outstanding at the end of that year.

                                        NUMBER OF                   VALUE OF
                                  SECURITIES UNDERLYING           UNEXERCISED
                                   UNEXERCISED OPTIONS        IN-THE-MONEY OPTIONS
                                    DECEMBER 31, 1997          DECEMBER 31, 1997
                                  ----------------------    ------------------------
                                   VESTED      UNVESTED      VESTED       UNVESTED
                                   --------    ---------    --------    ------------
William S. McKiernan............     -0-          -0-         N/A           N/A
John P. Pettitt.................  1,250,000       -0-       $619,750(2)     -0-

---------------

(1) Mark L. Breier received an option to acquire 1,000,000 shares during 1998. None of such options are vested.

(2) Based on fair market value of the Company's Common Stock at fiscal year-end (December 31, 1997), as determined by the Company's Board of Directors less exercise price payable for such shares.

STOCK OPTION PLANS

     The Company's Board of Directors and stockholders adopted the 1995 Stock Option Plan (the "1995 Plan") in January 1995, and have reserved an aggregate of 3,000,000 shares of Common Stock for grants of stock options under such plan. In addition, in April 1998 the Company's Board of Directors and stockholders adopted the 1998 Stock Option Plan (the "1998 Plan" and collectively, with the 1995 Plan, the "Plans") and reserved an aggregate of 2,000,000 shares of Common Stock for grants of stock options under such plan. The purpose of each Plan is to enhance the long-term stockholder value of the Company by offering opportunities to employees, directors, officers, consultants, agents, advisors and independent contractors of the Company to promote and participate in the Company's growth and success, and to encourage them to remain in the service of the Company and acquire and maintain stock ownership in the Company.

     As of June 1, 1998, options to purchase 3,710,513 shares of Common Stock were outstanding under the Plans with exercise prices ranging from $0.004 to $7.00 per share. As of May 1, 1998, options to purchase 6,445 shares were available for grant and options for 108,542 shares had been exercised under the 1995 Plan. As of June 1, under the 1998 Plan, options to purchase 1,174,500 shares were available for grant and no shares had been exercised. As of the date of this Prospectus, options to purchase approximately 290,903 shares of Common Stock were held by employees of CyberSource. See "Certain Transactions."

     The Plans may be administered by the Company's Board of Directors or a committee appointed by the Board (the "Administrator").

     1998 Plan. The Administrator has the authority to select individuals who are to receive options under the 1998 Plan and to specify the terms and conditions of options granted (including whether or not such options are incentive or nonstatutory stock options), the vesting provisions, the option term and the exercise price. The 1998 Plan provides for the granting to employees, including officers and employee directors of the Company, of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, and for the granting to employees and consultants (including nonemployee directors) of nonstatutory stock options. In addition, as described below, the 1998 Plan provides for automatic annual grants of nonstatutory stock options to nonemployee directors.

     The exercise price of incentive stock options granted under the 1998 Plan shall equal the fair market value of the Company's Common Stock on the date of grant (except in the case of grants to any person holding more than 10% of the total combined voting power of all classes of the Company's, or any parent's or subsidiary's, outstanding capital stock (a "Ten Percent Holder"), in which case the exercise price shall equal 110% of the fair market value on the date of grant). The exercise price of nonstatutory stock options shall be not less than 85% of the fair market value on the date of grant. Payment for shares upon exercise of an option may be made in cash or other consideration, including a promissory note, as approved by the Administrator. No individual may be granted options under the 1998 Plan in any one fiscal year which in the aggregate would permit him or her to purchase more than 1,000,000 shares of Common Stock, except that a newly-hired optionee may receive a one-time grant of an option to purchase up to an additional 500,000 shares of Common Stock.

     Generally, options granted under the 1998 Plan (other than those issued to non-employee directors as described below) vest at a rate of 25% of the shares underlying the option after one year and the remaining shares vest monthly in equal portions over the following 36 months, such that all shares are vested after four years. Unless otherwise provided by the Administrator, an option granted under the 1998 Plan generally expires ten years from the date of grant (five years in the case of an incentive stock option granted to a Ten Percent Holder) or, if earlier, 30 days after the optionee's termination of employment or service with the Company or an affiliate of the Company for any reason other than termination for death or disability, one year after termination for death or total and permanent disability and six months in the case of other types of disability.

Options granted under the 1998 Plan are not generally transferable by the optionee except by will or the laws of descent and distribution and generally are exercisable during the lifetime of the optionee only by such optionee.

     In the event of (i) the merger or consolidation as a result of which the holders of voting securities of the Company prior to the transaction hold shares representing less than 51% of the voting securities of the Company after giving effect to the transaction (other than a merger or consolidation with a wholly-owned subsidiary or where there is no substantial change in the stockholders of the Company and the options granted under the 1998 Plan are assumed by the successor corporation), or (ii) the sale of all or substantially all of the Company's assets, options outstanding under the 1998 Plan will be assumed or substituted by the successor corporation or the successor corporation shall provide substantially similar consideration to optionees as is provided to the stockholders. In the event the successor corporation refuses to assume or substitute outstanding options as provided above, or in the event of a dissolution or liquidation of the Company, outstanding options shall expire on a date specified in a written notice sent by the Compensation Committee to all optionees (which date shall be at least 20 days after the date of such notice).

     The 1998 Plan also provides for automatic grants to non-employee directors. Each non-employee director, upon initial election or appointment to the Board of Directors, is entitled to receive options to purchase 10,000 shares of Common Stock, provided that such election or appointment does not occur within the last quarter of a given year. Thereafter, each non-employee director is entitled to receive options to purchase 10,000 shares of Common Stock annually on January 1 of each year, provided he or she is a non-employee director on the date of grant and has continuously been an active member of the Board of Directors for the year prior to the grant date. Options granted to non-employee directors pursuant to the automatic grant provisions of the 1998 Plan are nonqualified stock options with an exercise price equal to the fair market value of the Company's Common Stock as of the date of grant and fully vest nine months after the date of grant. Grants to non-employee directors are subject to the general requirements of the 1998 Plan.

     1995 Plan. The terms of options which may be issued under the 1995 Plan are generally the same as those which may be issued under the 1998 Plan, except that the 1995 Plan imposes a maximum number of shares which may be subject to options issued to any individual of 1,000,000 shares. In addition, under the 1995 Plan, in the event of a merger or consolidation of the Company in which the Company is not a surviving corporation or a sale of all or substantially all of the Company's assets, options outstanding under the 1995 Plan will be assumed or substituted by the successor corporation or, in the event the successor corporation refuses to assume or substitute the options or in the event of dissolution or liquidation of the Company, outstanding options shall expire on a date specified in a written notice sent by the Compensation Committee to all optionees (which date shall be at least 20 days after the date of such notice).

     Like the 1998 Plan, the 1995 Plan also provided for automatic annual grants of nonstatutory stock options to nonemployee directors. As of the time the 1998 Plan was adopted, such grants ceased and were replaced by the automatic grants provided for in the 1998 Plan.

     Stock options previously granted under the 1995 Plan to the executives and directors are described above under "Executive Compensation." The number of shares of Common Stock that may be subject to options granted in the future to executive officers and other officers, key employees and directors of the Company under the 1998 Plan is not determinable at this time.

401(K) RETIREMENT PLAN

     Effective January 1997, the Company established a 401(k) defined contribution retirement plan (the "Retirement Plan") covering all salaried/full-time employees with greater than one months' service. The Retirement Plan provides for voluntary employee contributions from 1% to 15% of annual compensation, subject to a maximum limit allowed by Internal Revenue Service guidelines ($10,000 for 1998). The Company may contribute such amounts to the accounts of participants in the Retirement Plan as determined by the Board of Directors. However, to date, the Company has not made any contribution to the Retirement Plan.

                              CERTAIN TRANSACTIONS

STOCK AND WARRANT ISSUANCES

     Since January 1, 1995, the Company has issued shares of Common Stock to certain insiders and shares of Preferred Stock in private placement transactions each as set forth below.

     In January 1995 and February 1996, the Company issued shares of Series A Preferred Stock (the "Series A Financing") in private placements to certain investors. Of such shares of Series A Preferred Stock, 500,000 shares were issued to C.E. Unterberg Towbin Capital Partners I, L.P. (formerly Unterberg Harris Capital Partners I, L.P., "Unterberg Partners I") at a purchase price of $0.40 per share and 253,131 shares were issued to Unterberg Partners I at a purchase price of $0.91 per share ($0.33 and $0.76 per share, respectively, as adjusted for the Spin-off). An aggregate of 753,131 shares of Series A Preferred Stock held by Unterberg Partners I will convert into 1,506,262 shares of Common Stock upon consummation of this offering and such Preferred Stock then will be cancelled and extinguished. In connection with the Series A Financing, the holders of Series A Preferred Stock were given the right to designate one director of the Company (the "Series A Director"). Steven P. Novak, the Series A Director, is a Managing Director of C.E. Unterberg, Towbin ("Unterberg"), an affiliate of the general partner of Unterberg Partners I. Mr. Novak disclaims beneficial ownership of the shares of Series A Preferred Stock issued to Unterberg Partners I, except for his proportional interest therein. The holders of certain of such shares of Series A Preferred Stock are entitled to certain registration rights with respect to the Common Stock issuable upon conversion thereof. See "Description of Capital Stock -- Registration Rights."

     In July 1996, the Company issued shares of Series B Preferred Stock (the "Series B Financing") in a private placement to certain investors, including 925,926 shares to Vulcan Ventures Inc. ("Vulcan"), at a purchase price of $2.70 per share ($2.25 as adjusted for the Spin-off). In connection with the Series B Financing, the holders of Series B Preferred Stock were given the right to designate one director of the Company (the "Series B Director"). Bert E. Kolde, the Series B Director, serves as a director, Vice President, Treasurer and Secretary of Vulcan, as well as President of the Paul G. Allen Virtual Education Foundation and the Paul G. Allen Forest Protection Foundation, and as a director of several other companies controlled by Mr. Allen, who maintains a controlling interest of Vulcan. Mr. Kolde disclaims beneficial ownership of the shares of Series B Preferred Stock issued to Vulcan, except for his proportional interest therein, if any. All of the outstanding shares of Series B Preferred Stock will convert on a two-for-one basis into an aggregate of 4,074,076 shares of Common Stock upon the consummation of this offering and such Preferred Stock then will be cancelled and extinguished. The holders of certain of such shares of Series B Preferred Stock are entitled to certain registration rights with respect to the Common Stock issuable upon conversion thereof. See "Description of Capital
Stock -- Registration Rights."

     In September and December 1997, the Company issued shares of Series C Preferred Stock (the "Series C Financing") in private placements to certain investors at a purchase price of $2.04 per share ($1.70 as adjusted for the Spin-off), including issuances to the following entities in the number of shares specified thereafter: (i) Global Retail Partners and its affiliates (1,470,588) (each an affiliate of Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") and collectively "GRP"); (ii) UT Capital Partners International, LDC (formerly UH Capital Partners International, LDC) (59,914); UT Technology Partners, LDC (formerly UH Technology Partners, LDC) (185,184); Unterberg Harris Private Equity Partners, LP (201,961); Unterberg Harris Private Equity Partners, CV (43,137) (collectively, the "Unterberg Affiliates"); and (iii) Vulcan (716,666). In connection with the Series C Financing, the holders of Series C Preferred Stock were given the right to designate one director of the Company (the "Series C Director"). Linda Fayne Levinson, the Series C Director, is a principal of Global Retail Partners, L.P., an affiliate of DLJ. Messrs. Novak and Kolde and Ms. Levinson disclaim beneficial ownership of the shares of Series C Preferred Stock issued to the Unterberg Affiliates, Vulcan and GRP, respectively, except for any proportional interest held therein, if any. All of the outstanding shares of Series C Preferred Stock will convert into an aggregate of 3,000,000 shares of Common Stock upon consummation of this offering and such Preferred Stock then will be cancelled and extinguished. The holders of certain of such shares of Series C Preferred Stock are entitled to certain registration rights with respect to the Common Stock issuable upon conversion thereof. See "Description of Capital Stock -- Registration Rights."

     In March and April 1998, the Company issued shares of Series D Preferred Stock (the "Series D Financing") in private placements to certain investors at a purchase price of $2.60 per share, including issuances to the following entities in the number of shares specified thereafter: GRP (458,106); certain of the Unterberg Affiliates (229,052); and Vulcan (458,106), which shares in the aggregate will convert into 1,145,264 shares of Common Stock upon the consummation of this offering and such Preferred Stock then will be cancelled and extinguished. Messrs. Novak and Kolde and Ms. Levinson, each a director of the Company, disclaim beneficial ownership of the shares of Series D Preferred Stock issued to the Unterberg Affiliates, Vulcan and GRP, respectively, except for any proportional interest held therein, if any. All of the outstanding shares of Series D Preferred Stock will convert into an aggregate of 1,153,846 shares of Common Stock upon consummation of this offering. The holders of certain of such shares of Series D Preferred Stock are entitled to certain registration rights with respect to the Common Stock issuable upon conversion thereof. See "Description of Capital Stock -- Registration Rights."

     In March and April of 1998, and concurrently with the sale of Series D Preferred Stock, each of the holders of Series C Preferred and Series D Preferred (collectively, the "Series C/D Holders") and the Company entered into the Shareholders' Agreement (the "Shareholders' Agreement"), whereby the parties agreed to the following: (A) the Series C/D Holders agreed to vote for the person selected by GRP as the director designated by the holders of the Series C and Series D Preferred Stock, and (B) the Company agreed to not permit the transfer of any of the Series C or Series D Preferred Stock (or Common Stock issuable upon conversion thereof) covered by the Shareholders' Agreement on its books or issue a new certificate representing any such shares until the person to whom such shares are to be transferred has executed a written agreement substantially in the form of the Shareholders' Agreement and has agreed to be bound by the terms thereof. This Shareholders' Agreement superseded the Series C Shareholders' Agreement dated as of September 26, 1997, pursuant to which (A) certain holders of Series C Preferred Stock agreed to vote for the person selected by GRP as the director designated by the holders of the Series C Preferred Stock, and (B) Vulcan agreed not to elect to redeem its shares of Series B Preferred Stock until the holders of Series C Preferred Stock have the right to seek redemption of their Series C Preferred Stock pursuant to the Company's Certificate of Incorporation. The Shareholders' Agreement will terminate upon the consummation of this offering.

     In March 1998, the Company entered into an agreement with AOL pursuant to which, subject to certain limited exceptions, AOL agreed to buy shares of the Company's Common (the "AOL Shares") Stock at a price per share equal to the initial public offering price (less the Underwriters' discount) for an aggregate purchase price of $2,000,000 (the "Common Stock and Warrants Subscription Agreement"). Based on an assumed initial public offering price of $8.00 per share and assuming an underwriting discount of $0.56 per share, AOL will purchase 268,817 shares of Common Stock immediately prior to the consummation of this offering. Concurrent with the purchase of the shares of Common Stock by AOL immediately prior to the consummation of this offering, the Company will issue to AOL a Warrant for a number of shares of Common Stock equal to 1.5 times the number of shares of Common Stock purchased by AOL in the aforementioned investment at a per share exercise price equal to the initial public offering price (less the underwriting discount) which will vest in increments of 1/36th per month commencing March 1, 1998. Based on an assumed offering price of $8.00 per share, the AOL Warrant will enable AOL to purchase 403,225 shares of Common Stock at an exercise price of $7.44 per share (assuming an underwriting discount of $0.56 per share). AOL also received certain registration rights pursuant to a registration rights agreement entered into concurrently with the Common Stock and Warrants Subscription Agreement. See "Description of Capital
Stock -- Registration Rights."

     In March 1998, the Company also issued a Warrant to AOL to purchase 369,578 shares of the Company's Series D Preferred Stock at a price of $2.60 per share vesting in increments of 1/36th per month commencing March 1, 1998, provided however, that this Warrant is not exercisable until after August 31, 1999, except in the event of a change of control of the Company (as defined therein). This Warrant will terminate in accordance with its terms immediately prior to the consummation of this offering.

OPTION GRANTS AND AGREEMENTS WITH EXECUTIVE OFFICERS AND DIRECTORS

     In March 1995, the Company granted options to purchase 1,000,000 shares of Common Stock to John P. Pettitt, the Company's Executive Vice President and Chief Technology Officer, in consideration of services provided to the Company by Mr. Pettitt. Mr. Pettitt's options have an exercise price of $0.004, as adjusted for the Spin-off), and are fully vested. Mr. Pettitt's option rights expire upon the earlier to occur of the date Mr. Pettitt ceases to be employed by the Company or December 31, 2000. Upon termination of Mr. Pettitt's employment for any reason except death or disability, the options must be exercised within 30 days of the termination date or such options will be forfeited. In the event of termination due to death or disability, Mr. Pettitt's options shall be forfeited unless exercised within six months of the termination date. In the event of certain corporate reorganizations or other specific corporate transactions affecting the Common Stock of the Company, proportional adjustments may be made to the number of shares available for Mr. Pettitt's grant and to the number of shares and price awards made prior to the event. Mr. Pettitt's grants are intended as non-qualified stock options. In April 1995, the Company granted options to purchase 250,000 shares of Common Stock to Mr. Pettitt under the 1995 Stock Option Plan. These options have an exercise price of $0.004 per share and are fully vested. As of the date of this Prospectus, Mr. Pettitt had vested options to purchase 1,250,000 shares of Common Stock, 250,000 of which were issued under the 1995 Stock Option Plan and are subject to the general requirements of such Plan.

     In December 1997, Richard Scudellari, a director and Secretary of the Company and a partner of Jackson Tufts Cole & Black, LLP, the Company's counsel, exercised options granted under the 1995 Stock Option Plan to purchase 70,000 shares of the Company's Common Stock for an aggregate purchase price of $1,950. In January 1998, Mr. Scudellari was granted an option to purchase 10,000 shares of the Company's Common Stock at an exercise price of $0.50 per share.

     Under the terms of an oral agreement between the Company and William S. McKiernan, the Chairman of the Company's Board of Directors, the Company repaid, in two installments in December 1997 and January 1998, an aggregate of $105,000 for unpaid salary that had been accrued by the Company on Mr. McKiernan's behalf for services provided by Mr. McKiernan to the Company from the date of the Company's inception through December 1997.

     On March 30, 1998 the Company granted an option to purchase 1,000,000 shares of Common Stock to Mark L. Breier, its President and Chief Executive Officer, under the 1995 Stock Option Plan. This option has an exercise price of $2.60 per share and is governed generally by the terms of the 1995 Stock Option Plan, with certain limited exceptions. In the event that: (i) the Company is sold or is party to a merger with another company resulting in the Company's stockholders immediately prior to such transaction owning less than 50% of the successor company's voting capital stock immediately following such transaction; or (ii) Mr. Breier resigns due to (A) a material reduction in title or responsibilities, or (B) the Company requires Mr. Breier's ongoing and regular duties to be performed at a location more than 60 miles from the Company's current headquarters (each, an "Accelerating Event") occurring prior to September 30, 1999, a number of shares equal to the number exercisable one year after the Accelerating Event will be immediately exercisable. In the event of an Accelerating Event occurring after September 30, 1999, a number of shares equal to the sum of the number of shares exercisable and one-half of the shares not exercisable as of the Accelerating Event will be immediately exercisable. In the event that Mr. Breier is terminated prior to March 30, 1999 for any reason, 125,000 shares will be immediately exercisable.

     In March, 1998, Steven P. Novak, a director of the Company and a Managing Director of C.E. Unterberg, Towbin, exercised options under the Company's 1995 Stock Option Plan to purchase 20,000 shares of the Company's Common Stock for an aggregate purchase price of $200. In addition, Mr. Novak received an option to purchase 20,000 of the Company's Common Stock at an exercise price of $0.0333 per share in January 1996; an option to purchase 10,000 shares in January 1997 at an exercise price of $0.1125 per share; and an option to purchase 10,000 shares in January 1998 at an exercise price of $0.50 per share.

     In April 1998, the Company granted an option to purchase 200,000 shares of Common Stock to Michael J. Praisner, its Vice President, Finance & Administration and Chief Financial Officer under the 1998 Stock Option Plan. These options have an exercise price of $4.36 per share and are governed generally by the terms of the 1998 Stock Option Plan.

     In April 1998 Alan C. DeClerck, the Company's Vice President, Sales, was granted an option to purchase 180,000 shares of Common Stock under the 1998 Stock Option Plan. These option have an exercise price of $4.96 per share and are governed generally by the terms of the 1998 Stock Option Plan.

     In April 1998, the Company granted Brian J. Sroub, the Company's Vice President, Marketing, an option to purchase 180,000 shares of Common Stock at an exercise price of $5.44 per share.

     In April 1998, the Company granted James R. Lussier, the Company's Vice President, Business Operations, an option to purchase 180,000 shares of Common Stock at an exercise price of $5.50 per share. The Company has agreed to provide Mr. Lussier with six months advance notice of termination, if such termination occurs on or before April 27, 1999.

     For additional information regarding options granted to the Company's directors, see "Management -- Director Compensation."

RELATIONSHIP WITH CYBERSOURCE CORPORATION

     In December 1997, in order to focus on its core business of selling Software over the Internet, the Company spun-off (the "Spin-off") its internet commerce services business to a new Delaware corporation which operates under the name CyberSource Corporation ("CyberSource"). In connection with the Spin-off, capital stock of CyberSource was issued to the stockholders of the Company such that, following consummation of the Spin-off and the transactions contemplated thereby, each stockholder of the Company was the holder of shares of capital stock of CyberSource in equal number and ownership proportion and with the same rights as such stockholder had as a stockholder of the Company. On the date of the Spin-off, employees of the Company maintained their outstanding options to purchase Common Stock of the Company and were granted additional stock options in CyberSource based on the extent to which the employees original options were vested. Employees of CyberSource immediately following the Spin-off maintained their outstanding vested stock options in the Company and were granted additional stock options in CyberSource. The exercise prices of the original and additional option grants were adjusted to reflect the allocation of the current fair market per share price between the Company's and CyberSource's Common Stock, respectively, at the time of the Spin-off. Options held by the CyberSource employees that had not vested as of the date of the Spin-off were canceled.

     The Company and CyberSource have entered into certain agreements for the purpose of defining the ongoing relationship between the two companies. Five out of six of the Company's directors are also directors of CyberSource and certain other members of the Company's management team joined CyberSource as executive officers. Accordingly, these agreements are not the result of arm's length negotiations between independent parties. The following discussion of the agreements between the Company and CyberSource are qualified in their entirety by reference to the agreements, which have been filed as exhibits hereto.

     Pursuant to the terms of a Conveyance Agreement dated December 31, 1997, the Company transferred to CyberSource the technology (including rights to all patent applications, trademarks and other intellectual property rights of the Company relating thereto), contracts and licenses with third parties and certain tangible assets relating to or utilized by the Company in connection with credit card processing, fraud screening, export control, territory management and electronic fulfillment services. In addition, those of the Company's employees engaged in the Company's internet commerce services business were transferred to CyberSource in connection with the Spin-off.

     In connection with such transfer, the Company and CyberSource entered into an Inter-Company Cross-License Agreement (the "Cross License Agreement") in April 1998, which was amended in May 1998, pursuant to which the Company granted to CyberSource a non-exclusive, worldwide, perpetual, irrevocable, royalty-free license to internally use the Company's Cache Manager technology and to use and sublicense the Company's customer database for certain limited purposes in connection with fraud detection and verification. Under the Cross License Agreement, CyberSource granted the Company a worldwide, perpetual, irrevocable, royalty-free license to internally use CyberSource's Sm@rtCert technology with the right to modify such technology for purposes of embedding such technology into the Company's Cache Manager technology (either alone or in combination with other software) for subsequent sublicense, for use by enterprises and governmental agencies, subject to certain limitations. The Cross License Agreement further provides that the parties shall have joint ownership of certain utility tools made by the parties and allocates between the Company and CyberSource the ownership of improvements, enhancements and modifications made by the parties to the Sm@rtCert and Cache Manager Technology during 1999. The Cross License Agreement also allocates between the Company and CyberSource the ownership of certain inventions made by each party on or before June 30, 1998. Each party has agreed to indemnify the other against any third party claims regarding the use of the licensed technology by such licensee that results in a claim against the licensor, except to the extent that such claim is based upon a claim that the licensed technology infringes upon any third party's intellectual property rights.

     CyberSource and the Company also entered into an Internet Commerce Services Agreement, pursuant to which CyberSource has agreed to provide certain services including credit card processing, fraud screening, export control, territory management and electronic fulfillment, in a "back office" capacity. This Agreement expires on December 31, 1998 and automatically renews for an additional one year term, unless otherwise terminated by either party. Pursuant to the terms of the Services Agreement, the Company has agreed to indemnify CyberSource for an amount not to exceed $100,000 against any claim based upon an allegation that the Software distributed by the Company infringes upon any third party's intellectual property rights. CyberSource has agreed to indemnify the Company for an amount not to exceed $100,000 against any claim based upon an allegation that the services, or the use of any software provided by CyberSource in connection with the services, provided by CyberSource to the Company infringes any third party's intellectual property rights. See "Risk
Factors -- Risks Associated with Dependence on CyberSource Corporation; Relationship with CyberSource Corporation" and "Business -- Relationship with CyberSource Corporation."

     In connection with the Spin-off, the Board of Directors of the Company and the stockholders of the Company approved loans in amounts equal to the adverse incremental income tax incurred by any stockholder as a result of the Spin-off and the transactions contemplated thereby. In April 1998, the Company loaned $270,000 to William S. McKiernan, the sole stockholder incurring such adverse tax consequences, so as to offset Mr. McKiernan's incremental 1997 income tax. The loan to Mr. McKiernan is secured by 129,808 shares of Common Stock held by Mr. McKiernan and will be due and payable no later than 18 months from the consummation of this offering. Interest accrues on the loan to Mr. McKiernan at the rate of six and two hundredths percent (6.02%), compounded annually, and shall be payable only at such time the principal is due and payable.

     On March 18, 1998, the Company borrowed $400,000 from CyberSource to assist with short term liquidity needs. This loan is memorialized in a promissory note issued by the Company to CyberSource, which provides for repayment in a lump sum on or before September 18, 1998 and bears interest at a rate of 5.32% compounded semi-annually. The terms of this loan arrangement are not the result of arm's length negotiation between the Company and CyberSource.

     The Company has entered into indemnification agreements with each of its executive officers and directors. See "Management -- Limitation of Liability and Indemnification Matters."

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Company's outstanding Common Stock as of June 1, 1998, and as adjusted to reflect the sale of the Common Stock offered hereby for (i) each of the Named Executives of the Company, (ii) each director of the Company, (iii) each person or entity known by the Company to beneficially own more than 5% of the Common Stock, and (iv) all of the Company's directors and executive officers as a group. Except as otherwise indicated, the Company believes that the beneficial owners of the Common Stock listed below, based on information furnished by such owners, have sole voting and investment power with respect to such shares.

                                                                               PERCENTAGE OF
                                                                                   SHARES
                                                                               OUTSTANDING(1)
                                                        NUMBER OF SHARES    --------------------
                                                          BENEFICIALLY      PRIOR TO     AFTER
        NAMED EXECUTIVE OFFICERS AND DIRECTORS              OWNED(1)        OFFERING    OFFERING
        --------------------------------------          ----------------    --------    --------
William S. McKiernan(2)...............................      8,996,154         42.2%         33.9%
John P. Pettitt(3)....................................      1,250,000          5.5           4.5
Vulcan Ventures Inc.(4)...............................      3,036,624         14.3          11.4
  110 110th Avenue NE,
  Suite 550
  Bellevue, Washington 98004
Entities affiliated with C. E. Unterberg, Towbin(5)...      2,275,510         10.7           8.6
  Swiss Bank Tower
  10 East 50th Street,
  22nd Floor
  New York, New York 10002
Global Retail Partners, L.P. and its affiliates(6)....      1,928,694          9.1           7.3
  2121 Avenue of the Stars
  Los Angeles, California 90067
Bert Kolde(7).........................................      3,036,624         14.3          11.4
Linda Fayne Levinson(8)...............................      1,928,694          9.1           7.3
Steven P. Novak(9)....................................      2,275,510         10.7           8.6
Richard Scudellari(10)................................         70,000            *             *
WA&H Investments......................................      1,153,321          5.4           4.3
  First Bank Place
  601 Second Ave. South,
  31st Floor
  Minneapolis, MN 55402
All Directors and Executive Officers as a Group (11
Persons)(11):.........................................     17,556,982         77.8          63.1

---------------
   * Represents beneficial ownership of less than 1% of the Company's outstanding equity.

 (1) Number of shares beneficially owned is determined based on: (i) 21,307,504 shares outstanding as of June 1, 1998; (ii) 26,576,321 shares outstanding after this offering which assumes no exercise of the Underwriters' over-allotment option and includes 268,817 shares of Common Stock to be issued to AOL immediately prior to the consummation of this offering (assuming an initial public offering price of $8.00 per share and an underwriting discount of $0.56 per share). Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. The number of shares beneficially owned by a person includes shares of Common Stock subject to options held by that person that are currently exercisable or exercisable within 60 days of June 1, 1998. Such shares issuable pursuant to such options are deemed outstanding for computing the percentage ownership of the person holding such options but not deemed outstanding for the purposes of computing the percentage ownership of each other person. Accordingly, executive officers of the Company Mark L. Breier, Michael J. Praisner, Alan C. DeClerck, Brian J. Sroub and James R. Lussier, holders of options to purchase 1,000,000, 200,000, 180,000, 180,000 and 180,000 shares of Common Stock, respectively, none of which are exercisable within 60 days of June 1, 1998, are not listed in this table. To the Company's knowledge, the persons named in this table have sole voting and investment power with respect to all shares of Common Stock shown as owned by them, subject to community property laws where applicable and except as indicated in the other footnotes to this table.

      Unless otherwise indicated, the address of each of the individuals named above is: c/o software.net Corporation, 3031 Tisch Way, Ste. 900, San Jose, California 95128.

 (2) Includes 8,938,464 shares held by Mr. McKiernan and 57,690 shares held by members of Mr. McKiernan's immediate family. Mr. McKiernan disclaims beneficial ownership of the shares held by his immediate family.

 (3) Represents 1,250,000 shares issuable upon exercise of options immediately exercisable.

 (4) Represents 3,026,624 shares held by Vulcan Ventures Inc. ("Vulcan") and options to purchase 10,000 shares of Common Stock, exercisable immediately, held by Bert Kolde, a Director of the Company and a director, Vice President, Secretary and Treasurer of Vulcan. Mr. Kolde disclaims beneficial ownership of the shares owned by Vulcan, except for his proportional interest therein; if any.

 (5) Includes 59,914 shares held by UT Capital Partners International, LDC (formerly U.H Capital Partners International, LDC), 368,426 shares held by UT Technology Partners, LDC (formerly UH Technology Partners, LDC); 1,506,262 shares held by C. E. Unterberg Towbin Capital Partners I, L.P. (formerly Unterberg Harris Capital Partners I, L.P.); 239,708 shares held by Unterberg Harris Private Equity Partners, L.P. and 51,200 shares held by Unterberg Harris Private Equity Partners, CV (collectively, the "Unterberg Affiliates") and 20,000 shares of Common Stock, and options to purchase 30,000 shares of Common Stock that are exercisable within 60 days of June 1, 1998, held by Steven P. Novak, a Managing Director of Unterberg. Mr. Novak disclaims beneficial ownership of all shares owned by the Unterberg Affiliates.

 (6) Represents 1,928,694 shares held by Global Retail Partners, L.P. and its affiliates (collectively, "GRP"), each an affiliate of Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ").

 (7) Represents options to purchase 10,000 shares of Common Stock held by Bert Kolde, a Director of the Company and a director, the Vice President, Secretary and Treasurer of Vulcan, all of which are exercisable immediately, and 3,026,624 shares held by Vulcan. Mr. Kolde disclaims beneficial ownership of the shares owned by Vulcan, except for his proportional interest therein, if any.

 (8) Represents 1,928,694 shares of Common Stock held, in the aggregate, by GRP. Linda Fayne Levinson, the Series C Director, is a principal of Global Retail Partners, L.P. Ms. Levinson disclaims beneficial ownership of all shares owned by GRP, except for any proportional interest held therein.

 (9) Represents 20,000 shares of Common Stock and options to purchase 30,000 shares of Common Stock held by Mr. Novak, all of which are exercisable immediately, and 2,225,510 shares held, in the aggregate, by the Unterberg Affiliates. Mr. Novak, a Director of the Company, is a Managing Director of Unterberg. Mr. Novak disclaims beneficial ownership of all shares owned by the Unterberg Affiliates.

(10)  Represents 70,000 shares of Common Stock held by Mr. Scudellari.

(11) Includes options to purchase 1,290,000 shares of Common Stock that vest within 60 days of June 1, 1998 held by all directors and executive officers of the Company.

                          DESCRIPTION OF CAPITAL STOCK

     Upon the completion of this offering, the authorized capital stock of the Company will consist of 50,000,000 shares of Common Stock, $0.001 par value per share, and 15,000,000 shares of Preferred Stock, $0.001 par value per share, of which 6,823,596 shall be undesignated.

COMMON STOCK

     As of June 1, 1998, there were 9,108,542 shares of Common Stock outstanding held of record by 15 stockholders. There will be 26,576,321 shares of Common Stock outstanding (assuming no exercise of the Underwriters' over-allotment option and no exercise of outstanding options) after giving effect to the sale of Common Stock offered to the public hereby and the sale of Common Stock to AOL described below. Subject to preferences that may be applicable to any outstanding shares of Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available for the payment of dividends. See "Dividend Policy." In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preferences of any outstanding shares of Preferred Stock. Holders of Common Stock have no preemptive rights or other subscription rights to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock and the shares of Common Stock to be issued upon completion of this offering will be fully paid and nonassessable.

PREFERRED STOCK

     Upon the closing of this offering, all of the 8,176,404 outstanding shares of Preferred Stock will be converted into 12,198,962 shares of Common Stock and such Preferred Stock will be automatically retired in accordance with the Company's Amended and Restated Certificate of Incorporation. Thereafter, pursuant to the Company's Certificate of Incorporation, the Board of Directors will have the authority, without further action by the stockholders, to issue up to 6,823,596 shares of Preferred Stock in one or more series and to fix the designations, powers, preferences, privileges and relative, participating, optional or special rights and the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the Common Stock. The Board of Directors, without stockholder approval, can issue Preferred Stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of Common Stock. Preferred Stock could thus be issued quickly with terms calculated to delay or prevent a change in control of the Company or make removal of management more difficult. Additionally, the issuance of Preferred Stock may have the effect of decreasing the market price of the Common Stock, and may adversely affect the voting and other rights of the holders of Common Stock. The Company has no plans to issue any Preferred Stock.

WARRANTS

     In March 1998, the Company entered into the Common Stock and Warrants Subscription Agreement with AOL pursuant to which, subject to certain limited exceptions, AOL agreed to buy shares of Common Stock at a price per share equal to the initial public offering price (less the Underwriters' discount) for an aggregate purchase price of $2,000,000. Based on an assumed initial public offering price of $8.00 per share less the underwriting discount of $0.56 per share, AOL will purchase 268,817 shares of Common Stock immediately prior to the consummation of this offering. Concurrent with the purchase of the shares of Common Stock by AOL immediately prior to the consummation of this offering, the Company will issue to AOL a Warrant for a number of shares of Common Stock equal to 1.5 times the number of shares of Common Stock purchased by AOL in the aforementioned investment (the "AOL Warrant Shares") at a per share exercise price equal to the initial public offering price (less the Underwriters' discount) which will vest in increments of 1/36th per month commencing March 1, 1998. Based on an assumed offering price of $8.00 per share, immediately prior to the consummation of the offering, the Company will issue to AOL a warrant for 403,225 shares of Common Stock at an exercise price of $7.44 per share (assuming an underwriting discount of $0.56 per share).

     In March 1998, the Company also issued a warrant to AOL (the "AOL Warrant") to purchase 369,578 shares of the Company's Series D Preferred Stock at a price of $2.60 per share vesting in increments of 1/36th per month commencing March 1, 1998; provided, however, that the AOL Warrant is not exercisable until after August 31, 1999, except in the event of a change of control of the Company. The AOL Warrant will terminate in accordance with its terms immediately prior to the consummation of this offering.

     AOL also received certain registration rights with respect to the foregoing shares of Common Stock, Warrant and the AOL Warrant Shares.

REGISTRATION RIGHTS

     Pursuant to agreements among the Company and the holders of an aggregate of 8,176,404 shares of Preferred Stock which will automatically convert in the aggregate to 12,198,962 shares of Common Stock upon consummation of this offering and the holders of 9,000,000 shares of Common Stock (the "Registration Rights Holders"), the Registration Rights Holders are entitled to certain rights with respect to the registration of such shares under the Securities Act. If the Company proposes to register any of its securities under the Security Act, either for its own account or for the account of other security holders, the Registration Rights Holders are entitled to notice of such registration and to include shares of Common Stock in such registration at the Company's expense (subject to an underwriter's cutback). The Registration Rights Holders are entitled to certain demand registration rights pursuant to which they may require the Company to file a registration statement under the Securities Act at the Company's expense with respect to their shares of Common Stock, and the Company is required to use its commercially reasonable efforts to effect such registration (a "Requested Registration"). All of these registration rights are subject to certain conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in such registration and the right of the Company not to effect a Requested Registration in certain specific situations. The Company is required to bear all registration expenses (other than underwriting discounts and commissions and fees, and certain fees and disbursements of counsel of the Registration Rights Holders, subject to certain limitations) and has agreed to indemnify the Registration Rights Holders against, and provide contribution with respect to, certain liabilities under the Securities Act in connection with such registration.

     Pursuant to a registration rights agreement with AOL, the Company has granted AOL certain registration rights with respect to the AOL Shares and AOL Warrant Shares, including incidental registration rights if the Company files a registration statement covering any of its securities under the Securities Act (with the exception of an offering pursuant to a registration statement on Forms S-1, S-8 or S-4). These registration rights include the right to require the Company, subject to certain limitations, to register the AOL Shares and the AOL Warrant Shares for resale by filing a shelf registration statement at any time 180 days following the effective date of the Company's registration statement covering its initial public offering and to continuously maintain the effectiveness of such registration statement for at least 90 days. The Company is required to bear registration expenses (other than underwriting discounts and commissions and fees) up to a specified limited and thereafter to bear its pro rata share of such costs to the extent that the Company is selling shares in such offering. The Company has also agreed to indemnify AOL against, and provide contribution with respect to, certain liabilities under the Securities Act in connection with incidental and demand registrations. AOL has agreed that it shall not, to the extent requested by the Company and its underwriters and subject to certain limitations, sell or otherwise dispose or transfer any securities of the Company for a period of 180 days following the effective date of the first registration statement of the Company filed under the Securities Act.

ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF CERTIFICATE OF INCORPORATION

     As noted above, the Company's Board of Directors, without stockholder approval, has the authority under the Company's Certificate of Incorporation to issue Preferred Stock with rights superior to the rights of the holders of Common Stock. As a result, Preferred Stock could be issued quickly and easily, could adversely affect the rights of holders of Common Stock and could be issued with terms calculated to delay or prevent a change in control of the Company or make removal of management more difficult.

     Section 203 of the Delaware General Corporation Law ("DGCL") contains certain provisions that may make more difficult the acquisition of control of the Company by means of a tender offer, open market purchase, a proxy fight or otherwise. These provisions are designed to encourage persons seeking to acquire control of the Company to negotiate with the Board of Directors. However, these provisions could have the effect of discouraging a prospective acquiror from making a tender offer or otherwise attempting to obtain control of the Company. To the extent that these provisions discourage takeover attempts, they could deprive stockholders of opportunities to realize takeover premiums for their shares or could depress the market price of the Common Stock.

     Section 203 of the DGCL prohibits certain "business combination" transactions between a publicly held Delaware corporation, such as the Company after this offering, and any "interested stockholder" for a period of three years after the date on which the latter became an interested stockholder, unless (i) prior to that date either the proposed business combination or the proposed acquisition of stock resulting in its becoming an interested stockholder is approved by the board of directors of the corporation, (ii) in the same transaction in which it becomes an interested stockholder, the interested stockholder acquires at least 85% of those shares of the voting stock of the corporation which are not held by the directors, officers or certain employee stock plans or (iii) the business combination with the interested stockholder is approved by the Board of Directors and also approved at a stockholders' meeting by the affirmative vote of the holders of at least two thirds of the outstanding shares of the corporation's voting stock other than shares held by the interested stockholder.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is BankBoston, N.A. The transfer agent's address is 150 Royall Street, Canton, Massachusetts 02021 and telephone number is (781) 575-2000.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no public market for the Common Stock. No prediction can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price of the Common Stock prevailing from time to time. The Company is unable to estimate the number of shares that may be sold in the public market pursuant to Rule 144, since this will depend on the market price of the Common Stock, the personal circumstances of the sellers and other factors. Nevertheless, sales of significant amounts of the Common Stock of the Company in the public market could adversely affect the market price of the Common Stock and could impair the Company's ability to raise capital through an offering of its equity securities.

     Upon completion of this offering, the Company will have outstanding 26,576,321 shares of Common Stock. All of the 5,000,000 shares offered hereby (plus any shares issued upon exercise of the Underwriters' over-allotment option) will be freely tradable in the public market without restriction under the Securities Act, unless such shares are purchased by "Affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act.

     The remaining 21,576,321 shares of Common Stock outstanding upon completion of this offering will be "restricted securities," as that term is defined in Rule 144 ("Restricted Shares") (which amount includes 268,817 shares of Common Stock to be issued to AOL immediately prior to the consummation of this offering assuming an initial public offering price of $8.00 per share and an underwriting discount of $0.56 per share). The Restricted Shares were issued and sold by the Company in private transactions in reliance upon exemptions from registration under the Securities Act. Restricted Shares may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which are summarized below.

     Pursuant to certain "Lock-up Agreements," AOL as well as all the executive officers, directors, stockholders and employees of the Company have agreed not to offer, sell, contract to sell, grant any option to purchase or otherwise dispose of any such shares for a period of 180 days from the date of this Prospectus without the prior written consent of Deutsche Bank Securities Inc.

     Beginning 180 days after the date of this Prospectus, upon expiration of the Lock-up Agreements, approximately 4,687,202 of the Restricted Shares will be eligible for sale without restriction under Rule 144(k) and 15,448,114 of the Restricted Shares will be eligible for sale subject to compliance with the volume and other restrictions of Rule 144. The remaining 1,441,205 Restricted Shares will become eligible for sale at various times within a period of one year from the expiration of the Lock-up Agreements, subject in some cases to the volume and other restrictions of Rule 144.

     In general, under Rule 144, beginning approximately 90 days after the effective date of the Registration Statement of which this Prospectus is a part, a stockholder, including an Affiliate, who has beneficially owned his or her restricted securities (as that term is defined in Rule 144) for at least one year from the later of the date such securities were acquired from the Company or (if applicable) the date they were acquired from an Affiliate, is entitled to sell, within any three-month period, a number of such shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock (approximately 265,578 shares immediately after this offering) or the average weekly trading volume in the Common Stock during the four calendar weeks preceding the date on which notice of such sale was filed under Rule 144, provided certain requirements concerning availability of public information, manner of sale and notice of sale are satisfied. In addition, under Rule 144(k), a person who is not deemed to have been an Affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner except an Affiliate) is entitled to sell the shares immediately without compliance with the foregoing requirements of Rule 144.

     Securities issued in reliance on Rule 701 (such as shares of Common Stock that may be acquired pursuant to the exercise of certain options granted prior to this offering) are also restricted securities and, beginning 90 days after the date of this Prospectus, may be sold by stockholders other than Affiliates of the Company subject only to the manner of sale provisions of Rule 144 and by an Affiliate under Rule 144 without compliance with its one-year holding period requirement. Presently 90,000 shares of Common Stock issued pursuant to the exercise of options granted in reliance on Rule 701 are outstanding and held by Affiliates. Therefore, these shares are not subject to the one-year holding period requirement of Rule 144 and may be sold following the expiration of the lock-up agreements subject only to the volume restrictions of Rule 144. As of the date of this Prospectus, the holders of options exercisable into approximately 3,731,055 shares of Common Stock will be eligible to sell their shares upon the expiration of transfer restrictions specified in the Plans 180 days after the date of this Prospectus, subject in certain cases to vesting of such options.

     The Company intends to file after the effective date of this offering a Registration Statement on Form S-8 to register approximately 3,000,000 shares of Common Stock reserved for issuance under the 1995 Stock Option Plan, 2,000,000 shares of Common Stock reserved for issuance under the 1998 Stock Option Plan and 1,000,000 shares reserved for issuance outside such plans. Such Registration Statement will become effective automatically upon filing. Shares issued under the foregoing option plans and the option grant outside the plans, after the filing of a Registration Statement on Form S-8, may be sold in the open market, subject, in the case of certain holders, to the Rule 144 limitations applicable to Affiliates, the above-referenced lock-up agreements and vesting restrictions imposed by the Company.

     In addition, following this offering, the holders of 9,268,817 shares of outstanding Common Stock will, under certain circumstances, have rights to require the company to register their shares for future sale. See "Description of Capital Stock -- Registration Rights."

     In addition to the 5,000,000 shares of Common Stock offered hereby, 268,817 shares (assuming an initial public offering price of $8.00 per share and an underwriting discount of $0.56 per share) will be sold to AOL, which has agreed to purchase such shares from the Company at the initial public offering price less the Underwriters' discounts. Upon completion of this offering, the Company will also issue a warrant to AOL for the future purchase of up to 403,225 additional shares of Common Stock at an exercise price of $7.44 per share (assuming an initial public offering price of $8.00 per share and an underwriting discount of $0.56 per share). See "Description of Capital
Stock -- Warrants."

                                  UNDERWRITING

     The Underwriters named below, for whom Deutsche Bank Securities Inc., Donaldson, Lufkin & Jenrette Securities Corporation, Merrill Lynch, Pierce, Fenner & Smith Incorporated and C. E. Unterberg, Towbin are acting as representatives (the "Representatives"), have severally agreed, subject to the terms and conditions contained in the Underwriting Agreement (the form of which will be filed as an exhibit to the Company's Registration Statement, of which this Prospectus is a part), to purchase from the Company the respective number of shares of Common Stock indicated below opposite their respective names. The Underwriters are committed to purchase all of the shares, if they purchase any.

                       UNDERWRITERS                          NUMBER OF SHARES
                       ------------                          ----------------
Deutsche Bank Securities Inc...............................
Donaldson, Lufkin & Jenrette Securities Corporation........
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated..................................
C. E. Unterberg, Towbin....................................
                                                                ---------
          Total............................................     5,000,000

     The Underwriting Agreement provides that the obligations of the several Underwriters thereunder are subject to approval of certain legal matters by counsel and to various other conditions.

     The Representatives have advised the Company that the Underwriters initially propose to offer the Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow selected dealers (who may include the Underwriters) a concession of not more than
$       per share below the initial public offering price. The selected dealers
may re-allow a concession of not more than $       per share to certain other
dealers. After the initial public offering, the price and concessions and re-allowances to dealers and other selling terms may be changed by the Representatives. The Common Stock is offered subject to receipt and acceptance by the Underwriters, and to certain other conditions, including the right to reject orders in whole or in part. The Underwriters do not intend to sell any of the shares of Common Stock offered hereby to accounts for which they exercise discretionary authority.

     The Company has granted an option to the Underwriters to purchase up to a maximum of 750,000 additional shares of Common Stock to cover over-allotments, if any, at the initial public offering price, less the Underwriters' discount set forth on the cover page of this Prospectus. Such option may be exercised at any time until 30 days after the date of the Underwriting Agreement. To the extent the Underwriters exercise this option, each of the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with this offering.

     The officers and directors who are stockholders of the Company, other existing stockholders of the Company and existing option holders have agreed, subject to certain exceptions, that they will not, without the prior written consent of Deutsche Bank Securities, offer, sell or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock or securities exchangeable for or convertible into shares of Common Stock owned by them during the 180-day period following the date of the final Prospectus. The Company has agreed that it will not, without the prior written consent of Deutsche Bank Securities, offer, sell or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock or securities exchangeable for or convertible into shares of Common Stock during the 180-day period following the date of the final Prospectus, except that the Company may issue shares upon the exercise of options granted prior to the date hereof, and may grant additional options, provided that, without the prior written consent of Deutsche Bank Securities such additional options shall not be exercisable during such period.

     The Underwriting Agreement provides that the Company will indemnify the several Underwriters against certain liabilities, including civil liabilities under the Securities Act, as amended, or will contribute to payments the Underwriters may be required to make in respect thereof.

     Prior to this offering, there has been no public market for the Common Stock. The initial public offering price will be determined by negotiation between the Company and the Representatives. The principal factors to be considered in determining the public offering price include the information set forth in this Prospectus and otherwise available to the Representatives; the history and the prospects for the industry in which the Company will compete; the ability of the Company's management; the prospects for future earnings of the Company; the present state of the Company's development and its current financial condition; the general condition of the securities markets at the time of this offering; and the recent market prices of, and the demand for, publicly-traded common stock of generally comparable companies. Each of the Representatives has informed the Company that it currently intends to make a market in the shares subsequent to the effectiveness of this offering, but there can be no assurance that the Representatives will take any action to make a market in any securities of the Company.

     The Underwriters have reserved for sale, at the initial public offering price, up to 7% of the Common Stock offered hereby (including shares of Common Stock subject to the Underwriters' over-allotment option) for certain individuals who have expressed an interest in purchasing such shares of Common Stock in the offering. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the Underwriters to the general public on the same basis as other shares offered hereby.

     Certain persons participating in this offering may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Common Stock at levels above those which otherwise might prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. A stabilizing bid means the placing of any bid or effecting of any purchase for the purpose of pegging, fixing or maintaining the price of the Common Stock. A syndicate-covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with this offering. A penalty bid means an arrangement that permits the Underwriters to reclaim a selling concession from a syndicate member in connection with this offering when shares of Common Stock sold by the syndicate member are purchased in syndicate-covering transactions. Such transactions may be effected on the Nasdaq Stock Market, in the over-the-counter market or otherwise. Such stabilizing, if commenced, may be discontinued at any time.

     The Company entered into a credit agreement (the "Credit Agreement") with Deutsche Bank AG ("Deutsche Bank") in May 1998. Deutsche Bank is the parent corporation of Deutsche Bank Securities, one of the Representatives. Pursuant to the Credit Agreement, in May 1998, Deutsche Bank issued a standby letter of credit for the benefit of the Company in the amount of approximately $600,000 (the "Credit Facility") and loaned the Company approximately an additional $4,200,000 (the "Loan"). The Loan bears interest at a rate equal to the higher of (i) the daily Federal Funds Rate plus 0.5% per annum or (ii) Deutsche Bank's daily prime lending rate (the "Base Rate"), plus 3.0%. Interest is payable quarterly, in arrears, during the term of the Credit Agreement. The Company is also required to pay a standby letter of credit fee equal to a percentage of the face amount of the Credit Facility equal to the Base Rate plus 3.0% less the LIBOR rate for a three-month loan. In conjunction with the Credit Agreement the Company is required to pay Deutsche Bank (i) an upfront fee of $120,000, and
(ii) a credit line fee equal to 7.50% of the amount by which the Company's gross revenues during the term of the Credit Agreement exceed certain agreed upon thresholds, subject to maximum payments of $337,500 in the aggregate. All amounts borrowed under the Credit Agreement are due on November 16, 1998. In connection with the Credit Agreement, Deutsche Bank has received a first priority lien on all of the Company's assets, including intellectual property. Pursuant to the terms of the Credit Agreement, the Company is subject to certain financial and non-financial covenants. The Company intends, upon expiration of the Credit Agreement, to convert the amounts outstanding under the Credit Facility and the Loan into a new credit facility in approximately the same or a greater principal amount; however, there can be no assurances that the amounts outstanding under the Credit Facility and the Loan will be able to be converted into a new credit facility upon commercially acceptable terms, if at all. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity."


     Affiliates of C. E. Unterberg, Towbin are stockholders of the Company, and Steven P. Novak, the Series A Director and stockholder of the Company, is a Managing Director of C. E. Unterberg, Towbin. Global Retail Partners, L.P. and its affiliates, each an affiliate of Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") are stockholders of the Company, and Linda Fayne Levinson, the Series C Director, is a principal of Global Retail Partners, L.P., an affiliate of DLJ and a stockholder of the Company. See "Management," "Certain Transactions" and "Principal Stockholders." In March and April of 1998, certain entities affiliated with Global Retail Partners acquired an aggregate of 458,106 shares of the Company's Common Stock. Certain affiliates of Donaldson Lufkin Jenrette, Inc. ("DLJ, Inc."), the corporate parent of DLJ, and DLJ have an aggregate economic interest in approximately 43,987 of such shares (the "Affiliated Shares"). The Affiliated Shares shall be subject to an agreement with the National Association of Securities Dealers that restricts the sale, transfer or hypothecation of such shares for a period of one year from the date of this Prospectus. In March and April of 1998, certain entities affiliated with C.E. Unterberg Towbin ("Unterberg") acquired an aggregate of 264,116 shares of the Company's Common Stock. Certain individuals that are affiliates of Unterberg have an aggregate economic interest in approximately 35,064 of such shares (the "Affiliated Stock"). The Affiliated Stock shall be subject to an agreement with the National Association of Securities Dealers that restricts the sale, transfer or hypothecation of such shares for a period of one year from the date of this Prospectus.



     This Prospectus may be used in connection with offers and sales of Common Stock which may be made from time to time in market making transactions at negotiated prices related to prevailing market prices at the time of sale. The Company will not receive any proceeds from the sale of Common Stock in any market making transactions in connection with which this Prospectus may be delivered.


     This offering is being conducted in accordance with Rule 2720 ("Rule 2720") of the National Association of Security Dealers, Inc. (the "NASD") which provides that, among other things, when an NASD member firm participates in the offering of equity securities of a company with whom such member has a "conflict of interest" (as defined in Rule 2720), the initial public offering price can be no higher than that recommended by a "qualified independent underwriter" (as defined in Rule 2720) (a "QIU"). Certain underwriters in this offering may be deemed to have such a conflict of interest with the Company due to the fact that certain entities and individuals affiliated with such underwriters own shares of the Company's Common Stock as described above. Deutsche Bank Securities plans to serve as the QIU in the offering and will recommend a price in compliance with the requirements of Rule 2720. Deutsche Bank Securities, in its capacity as QIU, will receive no additional compensation as such in connection with this offering.

                                 LEGAL MATTERS

     Certain legal matters will be passed on for the Company by its counsel, Jackson Tufts Cole & Black, LLP, San Jose, California. As of April 15, 1998, Richard Scudellari, a partner in that firm and a director of the Company, owned 70,000 shares of Company's Common Stock and held options to purchase 10,000 shares of the Company's Common Stock. See "Principal Stockholders" and

"Certain Transactions." Certain legal matters will be passed on for the Underwriters by Venture Law Group, A Professional Corporation, Menlo Park, California.

                                    EXPERTS

     The Consolidated Financial Statements of software.net at December 31, 1996 and 1997, and for each of the three years in the period ended December 31, 1997, appearing in this Prospectus and the Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Commission a Registration Statement, of which this Prospectus constitutes a part, under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus omits certain information contained in the Registration Statement, and reference is made to the Registration Statement and the exhibits thereto for further information with respect to the Company and the Common Stock offered hereby. Statements contained herein concerning the provisions of any documents are not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. The Registration Statement, including exhibits filed therewith, may be inspected without charge at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, Suite 1300, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials may be obtained from the Public Reference Section of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as the Company, that file electronically with the Commission.

     Statements contained in this Prospectus as to the contents of any contract or other document to which reference is made are summaries of the material terms of such contracts or documents, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

     The Company intends to furnish its stockholders with annual reports containing financial statements audited by independent accountants and with quarterly reports containing updated summary financial information for each of the first three quarters of each fiscal year.

                            SOFTWARE.NET CORPORATION

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Ernst & Young LLP, Independent Auditors...........  F-2
Consolidated Balance Sheets.................................  F-3
Consolidated Statements of Operations.......................  F-4
Consolidated Statements of Redeemable Convertible Preferred
  Stock and Stockholders' Equity (Net Capital Deficiency)...  F-5
Consolidated Statements of Cash Flows.......................  F-7
Notes to Consolidated Financial Statements..................  F-8

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
software.net Corporation

     We have audited the accompanying consolidated balance sheets of software.net Corporation as of December 31, 1996 and 1997, and the related consolidated statements of operations, redeemable convertible preferred stock and stockholders' equity (net capital deficiency), and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of software.net Corporation at December 31, 1996 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                          /s/ ERNST & YOUNG LLP
San Jose, California
March 25, 1998

                            SOFTWARE.NET CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                     ASSETS


                                                                                   PRO FORMA
                                                                                 STOCKHOLDERS'
                                                   DECEMBER 31,                    EQUITY AT
                                                ------------------   MARCH 31,     MARCH 31,
                                                 1996       1997       1998          1998
                                                -------   --------   ---------   -------------
                                                                            (UNAUDITED)
Current assets:
  Cash and cash equivalents...................  $ 3,737   $  2,571   $  2,232
  Accounts receivable, net of allowances of
     $65, $275, and $400 at December 31, 1996
     and 1997, and March 31, 1998.............      431      1,181      1,785
  Prepaid expenses and other current assets...       76        516        932
  Cost of deferred revenue....................      819      4,938      2,510
  Net current assets of discontinued
     operations...............................       80         --         --
                                                -------   --------   --------
          Total current assets................    5,143      9,206      7,459
Property and equipment, net...................       66        380        504
Net noncurrent assets of discontinued
  operations..................................      482         --         --
Intangible assets.............................       --         --        425
                                                -------   --------   --------
          Total assets........................  $ 5,691   $  9,586   $  8,388
                                                =======   ========   ========
                             LIABILITIES AND STOCKHOLDERS' EQUITY
                                   (NET CAPITAL DEFICIENCY)
Current liabilities:
  Note payable to related party...............  $    --   $     --   $    400
  Accounts payable............................      536      2,256      2,092
  Other accrued liabilities...................       97        270        818
  Current obligations under capital leases....       --         18         17
  Deferred revenue............................      967      5,569      3,214
                                                -------   --------   --------
          Total current liabilities...........    1,600      8,113      6,541
Note payable to a shareholder and director....      105         60         --
Noncurrent obligations under capital leases...       --         39         33
Commitments
Redeemable convertible preferred stock, no par
  value, issuable in series:
     Authorized shares -- 10,000,000
     Issued and outstanding shares --
       4,022,558 in 1996, 7,022,558 in 1997,
       7,899,938 in 1998, and none pro forma
       (liquidation preference of $10,428 and
       $12,709 at December 31, 1997 and March
       31, 1998, respectively)................    6,395     12,565     15,257      $     --
Stockholders' equity (net capital deficiency):
  Common stock, no par value:
     Authorized shares -- 30,000,000
     Issued and outstanding shares --
       9,000,000 in 1996, 9,070,000 in 1997,
       9,090,000 in 1998, and 21,012,496 pro
       forma..................................       45         47      2,339        17,596
  Deferred compensation.......................       --         --     (2,292)       (2,292)
  Accumulated deficit.........................   (2,454)   (11,238)   (13,490)      (13,490)
                                                -------   --------   --------      --------
          Total stockholders' equity (net
            capital deficiency)...............   (2,409)   (11,191)   (13,443)     $  1,814
                                                -------   --------   --------      ========
          Total liabilities and stockholders'
            equity (net capital deficiency)...  $ 5,691   $  9,586   $  8,388
                                                =======   ========   ========


                            See accompanying notes.

                            SOFTWARE.NET CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                       THREE MONTHS ENDED
                                         YEARS ENDED DECEMBER 31,          MARCH 31,
                                       ----------------------------    ------------------
                                        1995      1996       1997       1997       1998
                                       ------    -------    -------    -------   --------
                                                                          (UNAUDITED)
Net revenues.......................    $1,003    $ 5,858    $16,806    $3,158    $ 6,192
Cost of revenues...................       623      5,137     14,873     2,783      5,254
                                       ------    -------    -------    ------    -------
Gross profit.......................       380        721      1,933       375        938
Operating expenses:
  Research and development.........       388        431      1,060       155        602
  Sales and marketing..............       407        704      1,696       265      1,953
  General and administrative.......       103        450      1,087       164        635
                                       ------    -------    -------    ------    -------
          Total operating
            expenses...............       898      1,585      3,843       584      3,190
                                       ------    -------    -------    ------    -------
Loss from operations...............      (518)      (864)    (1,910)     (209)    (2,252)
Interest income....................         7         96        173        40         27
Interest expense...................        --        (11)        (6)       --         (2)
                                       ------    -------    -------    ------    -------
Loss from continuing operations....      (511)      (779)    (1,743)     (169)    (2,227)
Loss from discontinued operations..        --       (736)    (3,616)     (583)        --
                                       ------    -------    -------    ------    -------
Net loss...........................    $ (511)   $(1,515)   $(5,359)   $ (752)   $(2,227)
Accretion of premium on redemption
  of redeemable convertible
  preferred stock in excess of
  purchase price...................      (101)      (101)      (101)      (25)       (25)
                                       ------    -------    -------    ------    -------
Net loss applicable to common
  stockholders.....................    $ (812)   $(1,616)   $(5,460)   $ (777)   $(2,252)
                                       ======    =======    =======    ======    =======
Basic and diluted net loss per
  share from continuing
  operations.......................    $(0.07)   $ (0.10)   $ (0.21)   $(0.02)   $ (0.25)
Basic and diluted net loss per
  share from discontinued
  operations.......................        --      (0.08)     (0.40)    (0.07)        --
                                       ------    -------    -------    ------    -------
Basic and diluted net loss per
  share............................    $(0.07)   $ (0.18)   $ (0.61)   $(0.09)   $ (0.25)
                                       ======    =======    =======    ======    =======
Weighted average shares of common
  stock outstanding used in
  computing basic and diluted net
  loss per share...................     9,000      9,000      9,000     9,000      9,080
                                       ======    =======    =======    ======    =======
Pro forma basic and diluted net
  loss per share from continuing
  operations.......................                         $ (0.10)             $ (0.11)
Pro forma basic and diluted net
  loss per share from discontinued
  operations.......................                           (0.20)                  --
                                                            -------              -------
Pro forma basic and diluted net
  loss per share...................                         $ (0.30)             $ (0.11)
                                                            =======              =======
Shares used in computing pro forma
  basic and diluted net loss per
  share............................                          17,828               20,252
                                                            =======              =======

                            See accompanying notes.

                            SOFTWARE.NET CORPORATION

       CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK
               AND STOCKHOLDERS' EQUITY (NET CAPITAL DEFICIENCY)
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)


                                                    STOCKHOLDERS' EQUITY (NET CAPITAL DEFICIENCY)
                                REDEEMABLE         -----------------------------------------------       TOTAL
                                CONVERTIBLE                                                          STOCKHOLDERS'
                              PREFERRED STOCK         COMMON STOCK                                      EQUITY
                            -------------------    ------------------     DEFERRED     ACCUMULATED   (NET CAPITAL
                             SHARES     AMOUNT      SHARES     AMOUNT   COMPENSATION     DEFICIT      DEFICIENCY)
                            ---------   -------    ---------   ------   ------------   -----------   -------------
Balance at December 31,
  1994....................         --   $    --    9,000,000   $  45            --      $   (226)      $   (181)
  Issuance of Series A
    redeemable convertible
    preferred stock at
    $0.40 per share, net
    of issuance costs of
    $25...................  1,312,500       500           --      --            --            --             --
  Issuance of Series A
    redeemable convertible
    preferred stock at
    $0.40 per share in
    exchange for
    professional services
    received..............    125,000        50           --      --            --            --             --
  Accretion of premium on
    redemption of
    redeemable convertible
    preferred stock in
    excess of purchase
    price.................         --       101           --      --            --          (101)          (101)
  Net loss................         --        --           --      --            --          (511)          (511)
                            ---------   -------    ---------   ------     --------      --------       --------
Balance at December 31,
  1995....................  1,437,500       651    9,000,000      45            --          (838)          (793)
  Issuance of Series A
    redeemable convertible
    preferred stock at
    $0.91 per share.......    164,835       150           --      --            --            --             --
  Issuance of Series A
    redeemable convertible
    preferred stock at
    $0.91 per share for
    the conversion of
    notes payable and
    accrued interest and
    for services
    received..............    383,185       349           --      --            --            --             --
  Issuance of Series B
    redeemable convertible
    preferred stock at
    $2.70 per share, net
    of issuance costs of
    $356..................  2,037,038     5,144           --      --            --            --             --
  Accretion of premium on
    redemption of
    redeemable convertible
    preferred stock in
    excess of purchase
    price.................         --       101           --      --            --          (101)          (101)
  Net loss................         --        --           --      --            --        (1,515)        (1,515)
                            ---------   -------    ---------   ------     --------      --------       --------

                                                    STOCKHOLDERS' EQUITY (NET CAPITAL DEFICIENCY)
                                REDEEMABLE         -----------------------------------------------       TOTAL
                                CONVERTIBLE                                                          STOCKHOLDERS'
                              PREFERRED STOCK         COMMON STOCK                                      EQUITY
                            -------------------    ------------------     DEFERRED     ACCUMULATED   (NET CAPITAL
                             SHARES     AMOUNT      SHARES     AMOUNT   COMPENSATION     DEFICIT      DEFICIENCY)
                            ---------   -------    ---------   ------   ------------   -----------   -------------
Balance at December 31,
  1996....................  4,022,558     6,395    9,000,000      45            --        (2,454)        (2,409)
  Issuance of Series C
    redeemable convertible
    preferred stock at
    $2.04 per share, net
    of issuance costs of
    $51...................  3,000,000     6,069           --      --            --            --             --
  Issuance of common stock
    upon exercise of
    options under employee
    stock option plan at
    $0.03 per share.......         --        --       70,000       2            --            --              2
  Accretion of premium on
    redemption of
    redeemable convertible
    preferred stock in
    excess of purchase
    price.................         --       101           --      --            --          (101)          (101)
  Spin-off of CyberSource
    to software.net
    preferred and common
    stockholders on
    December 31, 1997.....         --        --           --      --            --        (3,324)        (3,324)
  Net loss................         --        --           --      --            --        (5,359)        (5,359)
                            ---------   -------    ---------   ------     --------      --------       --------
Balance at December 31,
  1997....................  7,022,558    12,565    9,070,000      47            --       (11,238)       (11,191)
  Issuance of common stock
    upon exercise of
    options under employee
    stock option plan at
    $0.01 per share
    (unaudited)...........         --        --       20,000      --            --            --             --
  Issuance of Series D
    redeemable convertible
    preferred stock at
    $2.60 per share, net
    of issuance costs of
    $50 (unaudited).......    877,380     2,231           --      --            --            --             --
  Issuance of warrant to
    purchase 369,578
    shares of Series D
    redeemable convertible
    preferred stock
    (unaudited)...........         --       436           --      --            --            --             --
  Accretion of premium on
    redemption of
    redeemable convertible
    preferred stock in
    excess of purchase
    price (unaudited).....         --        25           --      --            --           (25)           (25)
  Deferred compensation
    related to stock
    option group
    (unaudited)...........         --        --           --   2,292        (2,292)           --             --
  Net loss (unaudited)....                                --      --            --        (2,227)        (2,227)
                            ---------   -------    ---------   ------     --------      --------       --------
Balance at March 31, 1998
  (unaudited).............  7,899,938   $15,257    9,090,000   $2,339       (2,292)     $(13,490)      $(13,443)
                            =========   =======    =========   ======     ========      ========       ========



                            See accompanying notes.

                            SOFTWARE.NET CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)


                                                                                    THREE MONTHS
                                                                                        ENDED
                                                      YEARS ENDED DECEMBER 31,        MARCH 31,
                                                      -------------------------   -----------------
                                                      1995     1996      1997      1997      1998
                                                      -----   -------   -------   -------   -------
                                                                                     (UNAUDITED)
OPERATING ACTIVITIES
Net loss............................................  $(511)  $(1,515)  $(5,359)  $  (752)  $(2,227)
Adjustments to reconcile net loss to net cash used
  in operating activities:
  Depreciation and amortization.....................     14        19        79        12        51
  Services received and accrued interest in exchange
    for Series A redeemable convertible preferred
    stock...........................................     50        49        --        --        --
  Net loss of discontinued operations...............     --       736     3,616       583        --
Changes in assets and liabilities:
  Accounts receivable...............................   (217)     (202)     (750)     (394)     (604)
  Prepaid expenses and other current assets.........    (26)      (50)     (440)      (55)     (415)
  Cost of deferred revenue..........................     --      (819)   (4,120)      136     2,428
  Accounts payable..................................    150       345     1,720       349      (164)
  Other accrued liabilities.........................     54       (28)      172       (57)      548
  Deferred revenue..................................     --       967     4,602      (161)   (2,355)
  Cash provided by (used for) discontinued
    operations......................................     --        (6)      181       108        --
                                                      -----   -------   -------   -------   -------
Net cash used in operating activities...............   (486)     (504)     (299)     (231)   (2,738)
INVESTING ACTIVITIES
Purchases of property and equipment.................    (71)      (16)     (333)      (60)     (165)
Cash used for discontinued operations...............     --    (1,292)   (4,611)     (702)       --
                                                      -----   -------   -------   -------   -------
  Net cash used in investing activities.............    (71)   (1,308)   (4,944)     (762)     (165)
FINANCING ACTIVITIES
Proceeds from issuance of notes payable.............    300        --        --        --       400
Repayment of note payable to related party..........     --        --       (45)       --       (60)
Repayment of capital leases.........................     --        --        (3)       --        (7)
Proceeds from sale of redeemable convertible
  preferred stock...................................    500     5,294     6,069        --     2,231
Proceeds from exercise of stock options.............     --        --         2        --        --
Cash used for discontinued operations...............     --        --    (1,946)       --        --
                                                      -----   -------   -------   -------   -------
Net cash provided by financing activities...........    800     5,294     4,077        --     2,564
                                                      -----   -------   -------   -------   -------
Net increase (decrease) in cash and cash
  equivalents.......................................    243     3,482    (1,166)     (993)     (339)
Cash and cash equivalents at beginning of period....     12       255     3,737     3,737     2,571
                                                      -----   -------   -------   -------   -------
Cash and cash equivalents at end of period..........  $ 255   $ 3,737   $ 2,571   $ 2,744   $ 2,232
                                                      =====   =======   =======   =======   =======
SUPPLEMENTAL SCHEDULES OF CASH FLOW INFORMATION
Interest paid.......................................  $  --   $    --   $     6   $    --   $     2
SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING
  ACTIVITIES
Fixed assets acquired under capital leases..........  $  --   $    --   $    60   $    --   $    --
Issuance of Series A redeemable preferred stock upon
  conversion of notes payable.......................  $  --   $   300   $    --   $    --   $    --
Issuance of warrant to purchase Series D redeemable
  convertible preferred stock.......................  $  --   $    --   $    --   $    --   $   436
Deferred compensation related to stock
  option grants.....................................  $  --   $    --   $    --   $    --   $ 2,292


                            See accompanying notes.

                            SOFTWARE.NET CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               (INFORMATION AS OF MARCH 31, 1998 AND RELATING TO
          THE THREE MONTHS ENDED MARCH 31, 1997 AND 1998 IS UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
  The Organization

     software.net Corporation (formerly CyberSource Corporation) (the "Company") was incorporated in the state of California on August 12, 1994. The Company is engaged in the resale of commercial off-the-shelf software ("Software") via the Internet. On December 31, 1997, the Company distributed capital stock of its wholly owned subsidiary, CyberSource Corporation ("CyberSource"), in the form of a dividend to all existing stockholders of the Company. The accompanying consolidated financial statements have been prepared to reflect CyberSource as a discontinued operation (see Note 2).

  Interim Financial Statements

     In the opinion of management, the unaudited interim consolidated financial statements at March 31, 1998 and for the three months ended March 31, 1997 and 1998 include all adjustments, consisting only of normal recurring accruals, necessary to present fairly the Company's financial position at March 31, 1998, and results of operations and cash flows for the three months ended March 31, 1997 and 1998. Results for the three months ended March 31, 1998 are not necessarily indicative of the results to be expected for the entire year.

  Use of Estimates in the Preparation of Financial Statements

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Revenue Recognition

     The Company's revenues are primarily derived from sales of Software to customers using credit cards, to corporate customers that are invoiced directly under credit terms, to various U.S. government agencies pursuant to contractual arrangements and, to a lesser extent, amounts received from Software publishers for advertising and promotion. Revenue from the sale of Software, net of estimated returns, is recognized upon either shipment of the physical product or delivery of electronic product, at which time, collectibility is probable and the Company has no remaining obligations. Revenue from the sale of Software under contracts with the U.S. government require continuing service, support and performance by the Company, and accordingly, the related revenues and costs are deferred and recognized over the period the service, support, and performance are provided. Revenues derived from Software publishers for advertising and promotion are recognized as the services are provided. Costs of deferred revenue relate to Software licenses purchased from Software publishers for U.S. government agencies.

  Research and Development

     Research and development expenditures are generally charged to operations as incurred. Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed," requires the capitalization of certain software development costs subsequent to the establishment of technological feasibility. In the Company's case, capitalization would begin upon completion of a working model as the Company does not prepare detailed program designs as part of the development process. Through

                            SOFTWARE.NET CORPORATION

               (INFORMATION AS OF MARCH 31, 1998 AND RELATING TO
          THE THREE MONTHS ENDED MARCH 31, 1997 AND 1998 IS UNAUDITED)

December 31, 1997 and March 31, 1998, there were no significant capitalizable software development costs incurred and, as a result, all such costs have been expensed as incurred.

  Advertising Expense

     The cost of advertising is recorded as an expense when incurred. Advertising costs for the years ended December 31, 1995, 1996, and 1997 and the three months ended March 31, 1998, were approximately $50,000, $98,000, $178,000, and $62,000, respectively.

  Cash and Cash Equivalents

     The Company considers all highly liquid investments with an original maturity from the date of purchase of three months or less to be cash equivalents. As of December 31, 1996 and 1997 and March 31, 1998, cash equivalents consist primarily of investments in money market accounts and cost approximates fair market value. The Company places its cash and cash equivalents in high-quality U.S. financial institutions and, to date, has not experienced losses on any of its investments.

  Concentration of Credit Risk and Other Risks

     Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents and accounts receivables. The Company operates in one business segment and sells Software and advertising to consumers, various companies across several industries and certain U.S. government agencies. The Company generally does not require collateral. The Company maintains allowances for credit losses, and such losses have been within management's expectations. For the year ended December 31, 1997 and for the three months ended March 31, 1998, U.S. government agencies, principally the Defense Logistics Agency, accounted for 33% and 43% of revenues, respectively. There were no customers accounting for greater than 10% of revenues in 1995 and 1996.

     The Company's contracts with the U.S. government are subject to annual review and renewal by the applicable government entity, and may be terminated, without cause, at any time.

     The Company's success depends in large part on electronic software delivery ("ESD") as a method of selling Software over the Internet. If ESD does not achieve widespread market acceptance, the Company's results of operations will be materially adversely affected. In addition, there can be no assurance that the Company will overcome the substantial existing and future technical challenges associated with ESD reliably and consistently on a long-term basis.

  Property and Equipment

     Property and equipment are stated at cost and are depreciated on a straight-line basis over estimated useful lives of three years. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or the estimated useful lives.

                            SOFTWARE.NET CORPORATION

               (INFORMATION AS OF MARCH 31, 1998 AND RELATING TO
          THE THREE MONTHS ENDED MARCH 31, 1997 AND 1998 IS UNAUDITED)

     Property and equipment consist of the following (in thousands):

                                                              DECEMBER 31,
                                                              -------------    MARCH 31,
                                                              1996    1997       1998
                                                              ----    -----    ---------
Computer equipment and software.............................  $98     $ 257      $ 347
Furniture and fixtures......................................   --       122        154
Office equipment............................................   --        70        107
Leasehold improvements......................................   --        29         35
                                                              ---     -----      -----
                                                               98       478        643
Less accumulated depreciation and amortization..............  (32)      (98)      (139)
                                                              ---     -----      -----
                                                              $66     $ 380      $ 504
                                                              ===     =====      =====

  Accounting for Stock-Based Compensation

     The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB Opinion No. 25), and related interpretations in accounting for its employee stock options because, as discussed in Note 7, the alternative fair value accounting provided for under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (FAS 123), requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB Opinion No. 25, when the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. See proforma disclosures of applying FAS 123 included in
Note 7.

  Net Loss Per Share

     Net loss per share is presented under Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (FAS 128). FAS 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants, and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. Earnings per share amounts for all periods have been presented to conform to FAS 128 requirements. Potentially dilutive securities have been excluded from the computation as their effect is antidilutive.

     If the Company had reported net income, diluted earnings per share would have included the shares used in the computation of pro forma net loss per share as well as an additional approximately 959,000, 1,577,000, 1,879,000, 1,787,000, and 2,046,000 common equivalent shares related to the outstanding options and warrants not included above (determined using the treasury stock method at the estimated fair value) for the years ended December 31, 1995, 1996 and 1997 and for the three months ended March 31, 1997 and 1998, respectively.

  Proforma Net Loss Per Share and Unaudited Proforma Stockholders' Equity

     Proforma net loss per share has been computed as described above and also gives effect, under Securities and Exchange Commission guidance, to the conversion of redeemable convertible preferred shares not included above that will automatically convert upon completion of the Company's initial offering (using the if-converted method). If the offering contemplated by this Prospectus is consummated, all of the redeemable convertible preferred stock outstanding as of

                            SOFTWARE.NET CORPORATION

               (INFORMATION AS OF MARCH 31, 1998 AND RELATING TO
          THE THREE MONTHS ENDED MARCH 31, 1997 AND 1998 IS UNAUDITED)

March 31, 1998 will automatically be converted into an aggregate of 11,922,496 shares of common stock, based on the shares of redeemable convertible preferred stock outstanding at March 31, 1998. Unaudited pro forma stockholders' equity at March 31, 1998, as adjusted for the conversion of redeemable convertible preferred stock, is disclosed on the balance sheet.

     Pro forma basic and diluted net loss per share is as follows (in thousands, except per share amount):

                                                                  YEAR ENDED        THREE MONTHS
                                                                 DECEMBER 31,      ENDED MARCH 31,
                                                                     1997               1998
                                                              ------------------   ---------------
  Net loss..................................................       $(5,359)           $ (2,227)
                                                                   =======            ========
  Shares used in computing basic and diluted net loss per
    share...................................................         9,000               9,080
  Adjusted to reflect the effect of the assumed conversion
    of redeemable convertible preferred stock from the date
    of issuance.............................................         8,828              11,172
                                                                   -------            --------
  Weighted average shares used in computing pro forma basic
    and diluted net loss per share..........................        17,828              20,252
                                                                   =======            ========
  Pro forma basic and diluted net loss per share............       $ (0.30)           $  (0.11)
                                                                   =======            ========

  Income Taxes

     Income taxes are calculated under the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (FAS 109). Under FAS 109, the liability method is used in accounting for income taxes, which includes the effects of temporary differences between financial and taxable amounts of assets and liabilities.

  Comprehensive Income

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (FAS
130). FAS 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements and is effective for fiscal years beginning after December 15, 1997. The Company adopted FAS 130 in the three months ended March 31, 1998. There was no impact to the Company as a result of the adoption of FAS 130, as there is no difference between the Company's net loss reported and the comprehensive net loss under FAS 130 for the periods presented.

  Segment Information

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (FAS 131). FAS 131 will change the way companies report selected segment information in annual financial statements and requires companies to report selected segment information in interim financial reports to shareholders. FAS 131 is effective for the Company's fiscal year ended December 31, 1998. The Company has not reached a conclusion as to the appropriate segments, if any, it will be required to report to comply under FAS 131.

                            SOFTWARE.NET CORPORATION

               (INFORMATION AS OF MARCH 31, 1998 AND RELATING TO
          THE THREE MONTHS ENDED MARCH 31, 1997 AND 1998 IS UNAUDITED)

  Software Revenue Recognition

     In May 1997, the Financial Accounting Standards Board approved the American Institute of Certified Public Accountants Statement of Position, "Software Revenue Recognition" (SOP 97-2). SOP 97-2 provides revised and expanded guidance on software revenue recognition and applies to all entities that earn revenue from licensing, selling, or otherwise marketing computer software. SOP 97-2 is effective for transactions entered into in fiscal years beginning after December 15, 1997. The application of SOP 97-2 has not had a material impact on its results of operations.

2. DISCONTINUED OPERATIONS

     On December 31, 1997, the Company and its stockholders approved a transfer of assets and liabilities to its wholly owned subsidiary, CyberSource, and the distribution of CyberSource capital stock, (the "Spin-off"), in the form of a dividend to the Company's existing stockholders, on a pro rata basis such that the stockholders of CyberSource were the same as the stockholders of the Company at the time of the distribution. Revenues of CyberSource were none, $170,000, $1,128,000 and $96,000 for the years ended December 31, 1995, 1996, and 1997 and for the three months ended March 31, 1997, respectively. The results of operation of the discontinued business have been presented as a loss from discontinued operations.

     The components of net assets at December 31, 1996 and at the time of the Spin-off on December 31, 1997 are summarized as follows (in thousands):

                                                           DECEMBER 31,   DECEMBER 31,
                                                               1996           1997
                                                           ------------   ------------
Assets:
     Cash and cash equivalents...........................      $ --          $2,000
     Accounts receivable.................................       150             606
     Prepaid expenses and other assets...................        71             118
     Property and equipment..............................       482           1,152
Less liabilities:
     Accounts payable and accrued liabilities............       141             397
     Deferred revenue and other..........................        --             155
                                                               ----          ------
Net assets...............................................      $562          $3,324
                                                               ====          ======

3. MARKETING AGREEMENTS

     During 1997 and during the quarter ended March 31, 1998, the Company entered into marketing agreements with America Online, Inc. ("AOL"), Excite, Inc. ("Excite") and Netscape Communications Corporation ("Netscape").

     The AOL Agreement is for a term of 42 months, unless earlier terminated, and provides for a marketing relationship between AOL and the Company. Pursuant to this agreement, the Company will be the exclusive provider of electronically delivered Software on AOL's Web site to AOL customers through links to the Company's Web site from various AOL Web pages. During the term, AOL is obligated to deliver a cumulative number of Impressions (as defined in the agreement), with various cumulative targets throughout the duration of the agreement term. If AOL does not provide certain cumulative targeted Impressions, AOL will be required to refund a

                            SOFTWARE.NET CORPORATION

               (INFORMATION AS OF MARCH 31, 1998 AND RELATING TO
          THE THREE MONTHS ENDED MARCH 31, 1997 AND 1998 IS UNAUDITED)

portion of the fees paid by the Company under this agreement (or under some circumstances, as outlined in this agreement, AOL will have the option to extend the term and deliver the Impressions by the end of that extended term). Upon conclusion of the initial 42 month term, AOL will have the right to renew the agreement for two successive one year terms.

     The Excite agreement is for a term of 36 months pursuant to which the Company will be the exclusive Software reseller on certain screens within certain channels of Excite's Web site.

     The Netscape agreement is for a term of 24 months pursuant to which the Company created and manages an online Software store accessible through Netscape's Internet site.

     These marketing agreements provide for payments totalling $7,863,000 in 1998, $8,338,000 in 1999, $8,963,000 in 2000 and $536,000 in 2001. The Company
has paid $1,000,000 of the payments due in 1998 as of March 31, 1998.

     Under these agreements, once the Company has generated a certain cumulative net gross margin from Software sales, the Company will pay specified percentages of the gross transaction margins from all subsequent software sales transactions and a percentage of certain advertising revenues.

     The amounts paid under the AOL and Netscape agreements are being amortized to sales and marketing expenses on a straight-line basis over the period from the launch dates to the termination dates of the services. The periods of amortization are March 1998 to August 2001; and August 1997 to July 1999 for AOL and Netscape, respectively. The Company has expensed $104,000 and $563,000 related to these agreements in 1997 and the quarter ended March 31, 1998, respectively. The amounts paid under the Excite agreement are being amortized to sales and marketing expenses as the payments become due over the contract term beginning from the launch date of the services. The period of amortization for this agreement is April 1998 to March 2001.

     The Company also entered into a Common Stock and Warrants Subscription Agreement which provides for the sale of $2,000,000 of common stock to AOL on or immediately prior to the closing of an initial public offering ("IPO") at the price paid by the Underwriters in the IPO. The agreement also provides for the issuance of a warrant to purchase the Company's stock. This warrant will expire upon the IPO. This warrant is for the purchase of 369,578 shares of Series D preferred stock at an exercise price of $2.60 per share vesting in increments of 1/36 per month commencing March 1, 1998, provided, however that the warrant is not exercisable until after August 31, 1999, if it does not expire prior to this in connection with an IPO. In the event the Company initiates an IPO and as a result the Series D warrant expires, the Company is obligated to deliver a new warrant (the "IPO Warrant"). The Company is only required to issue this warrant, however, if AOL purchases the $2,000,000 worth of common stock discussed above at the time of the IPO.

     The IPO Warrant will be for the purchase of 1.5 times the number of shares of common stock purchased by AOL pursuant to the Stock Agreement at an exercise price per share equal to the IPO price less the underwriter discount. The IPO warrant will vest in increments of 1/36 per month commencing March 1, 1998.

     The Company has determined the value of the Series D warrant to be approximately $436,000 and has recorded this amount as additional purchase price for the marketing rights under the

                            SOFTWARE.NET CORPORATION

               (INFORMATION AS OF MARCH 31, 1998 AND RELATING TO
          THE THREE MONTHS ENDED MARCH 31, 1997 AND 1998 IS UNAUDITED)

marketing agreement. The value of the warrant is being amortized on a consistent basis with the marketing rights as described above.

4. LONG-TERM DEBT

     In 1994, the Company issued a non-interest bearing note payable of $105,000 in exchange for costs incurred by and cash received from a founder of the Company. The note payable has been repaid by the Company as of March 31, 1998.

     In September 1995, the Company issued notes payable of $300,000. In February 1996, the $300,000 of principal and $11,000 of accrued interest were converted into 341,426 shares of Series A preferred stock at a price of $0.91 per share.

5. LEASE COMMITMENTS

  Operating Leases

     The Company leases its primary facilities and certain equipment under noncancelable operating leases expiring at various dates through 2002. Rental expense was approximately $23,000, $101,000, $266,000, and $84,000 for the years ended December 31, 1995, 1996, and 1997 and for the three months ended March 31, 1998, respectively.

     Future minimum lease payments under noncancelable operating leases are as follows (in thousands):

                                                              DECEMBER 31, 1997
                                                              -----------------
1998........................................................       $  344
1999........................................................          298
2000........................................................          279
2001........................................................          279
2002........................................................          240
                                                                   ------
Total minimum lease payments................................       $1,440
                                                                   ======

  Capital Leases

     The Company also leases certain equipment under noncancelable lease agreements that are accounted for as capital leases. Equipment under capital lease arrangements, included in property and equipment, aggregated approximately $60,000 at December 31, 1997 and March 31, 1998, respectively. Related accumulated amortization was approximately $3,000 and $8,000 at December 31, 1997 and March 31, 1998, respectively. Amortization expense related to assets under capital leases is included with depreciation expense.

                            SOFTWARE.NET CORPORATION

               (INFORMATION AS OF MARCH 31, 1998 AND RELATING TO
          THE THREE MONTHS ENDED MARCH 31, 1997 AND 1998 IS UNAUDITED)

     Future minimum lease payments under noncancelable capital leases are as follows: (in thousands)

                                                              DECEMBER 31,
                                                                  1997
                                                              ------------
1998........................................................      $24
1999........................................................       24
2000........................................................       20
                                                                  ---
Total minimum payments......................................       68
Less amount representing interest...........................       11
                                                                  ---
                                                                   57
Less current portion........................................       18
                                                                  ---
                                                                  $39
                                                                  ===

6. REDEEMABLE CONVERTIBLE PREFERRED STOCK

     Redeemable convertible preferred stock at December 31, 1996 and 1997 and March 31, 1998 is as follows by series:

                                              SHARES ISSUED AND OUTSTANDING
                                            ---------------------------------
                                                DECEMBER 31,
                               DESIGNATED   ---------------------   MARCH 31,
                                 SHARES       1996        1997        1998
                               ----------   ---------   ---------   ---------
A............................  1,985,520    1,985,520   1,985,520   1,985,520
B............................  2,500,000    2,037,038   2,037,038   2,037,038
C............................  3,000,000           --   3,000,000   3,000,000
D............................  1,523,424           --          --     877,380
                               ---------    ---------   ---------   ---------
Total preferred stock........  9,008,944    4,022,558   7,022,558   7,899,938
                               =========    =========   =========   =========

     On April 3, 1998, the Company sold an additional 276,466 shares of Series D redeemable convertible preferred stock at $2.60 per share.

     Holders of Series A, B, C, and D redeemable convertible preferred stock are entitled to receive annual noncumulative dividends at the rate of $0.040, $0.2268, $0.1714, and $0.26 per share, respectively, plus, with respect to the Series B, C and D redeemable convertible preferred stock, cumulative dividends at a rate of $0.01323, $0.009996 and $0.0152 per share, per month, respectively, when and if declared by the Board of Directors, payable in preference to common stock dividends. There have been no dividends declared or payable by the Company at December 31, 1997 or March 31, 1998.

     Each share of preferred stock is convertible at any time at the option of the holder into shares of common stock at the then effective conversion price. Each outstanding share of Series A, B, C, and D redeemable convertible preferred stock is convertible into 2.00, 2.00, 1.00, and 1.00 shares of common stock, respectively, and is subject to adjustment as specified in the Articles of Incorporation. The preferred stock will automatically convert into common stock immediately prior to the consummation of a firm commitment underwritten public offering under the Securities Act of 1933 in which the sale price to the public is not less than $3.43 per share, in which the aggregate

                            SOFTWARE.NET CORPORATION

               (INFORMATION AS OF MARCH 31, 1998 AND RELATING TO
          THE THREE MONTHS ENDED MARCH 31, 1997 AND 1998 IS UNAUDITED)

offering price to the public is not less than $15,000,000, or at such time as the Company receives the consent of not less than two-thirds of the holders of the preferred stock.

     Each preferred share has voting rights equal to the number of common shares into which it is convertible. Upon liquidation, the holders of the Series A, B, C, and D redeemable convertible preferred stock are entitled to receive $0.336, $2.268, $1.7136, and $2.60 per share, respectively, plus any declared but unpaid dividends, before any distribution may be made to the holders of common shares.

     At any time on or after January 5, 2000, the holders of a majority of the then outstanding shares of Series A preferred stock may request the redemption of all outstanding shares of Series A preferred stock. The Company shall redeem such shares at a price per share of $0.63, plus accrued dividends, if any, for Series A preferred stock. At any time on or after the sixth anniversary of the Series B original issue date, the holders of at least two-thirds of the then outstanding shares of Series B, C and D preferred stock may request the redemption of all of the outstanding shares of Series B, C and D preferred stock. The Company shall redeem such shares at a price per share of $2.268, $1.7136 and $2.60, respectively, plus accrued dividends, if any.

7. STOCKHOLDERS' EQUITY
  Common Shares

     The Company is authorized to issue 30,000,000 shares of common stock. Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders of the Company. Subject to the preferences that may be applicable to any outstanding shares of preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, that may be declared by the Board of Directors.

     The Company has reserved shares of common stock for future issuance as follows:

                                                         DECEMBER 31,    MARCH 31,
                                                             1997           1998
                                                         ------------    ----------
1995 Stock Option Plan (the Plan):
  Options outstanding..................................    1,016,455      2,686,055
  Options available for future grants..................      913,545        223,945
Options outside of the Plan............................    1,000,000      1,000,000
Redeemable convertible preferred stock.................   11,045,116     11,922,496
Outstanding warrants...................................           --        369,578
                                                          ==========     ==========
                                                          13,975,116     16,202,074
                                                          ==========     ==========

  1995 Stock Option Plan

     The Company's 1995 Stock Option Plan (the "Plan") was adopted by the Company on January 5, 1995. There are 3,000,000 shares of common stock authorized for issuance under the Plan. The Plan provides for the issuance of common stock and granting of options to employees, officers, directors, consultants, independent contractors, and advisors of the Company. The exercise price of a nonqualifying stock option and an incentive stock option shall not be less than 85% and 100%, respectively, of the fair value of the underlying shares on the date of grant. Options granted under the Plan generally vest over four years at the rate of 25% one year from the grant date and ratably every month thereafter.

                            SOFTWARE.NET CORPORATION

               (INFORMATION AS OF MARCH 31, 1998 AND RELATING TO
          THE THREE MONTHS ENDED MARCH 31, 1997 AND 1998 IS UNAUDITED)

     In conjunction with the Spin-off of CyberSource on December 31, 1997, employees of the Company maintained their outstanding options to purchase common shares of the Company and were granted additional stock options in CyberSource based on the extent that the employees original options were vested. Employees of CyberSource immediately following the Spin-off maintained their outstanding vested stock options in the Company (although these stock options will now be treated as nonqualified stock options subsequent to the Spin-off) and were granted additional incentive stock options in CyberSource. The exercise prices of the original and additional option grants were adjusted to reflect the allocation of the current fair market value per share price between the Company's and CyberSource's common stock based on an independent valuation of the respective fair market value of such shares of common stock. Options to purchase common shares of the Company held by the CyberSource employees that had not vested as of the date of the Spin-off were canceled. The following table summarizes option activity for the period from January 5, 1995 (date of adoption of the Plan) to December 31, 1995, the years ended December 31, 1996 and 1997, and the three months ended March 31, 1998, and has been adjusted to retroactively reflect the change in exercise prices of options to purchase common shares of the Company. The adjustments and Spin-off of options resulted in nonstapled options to the employees of each entity and were accounted for and in compliance with the guidelines in Emerging Issues Task Force Issue No. 90-9 and, therefore, no compensation expense has been recorded.

                                                                      OPTIONS OUTSTANDING
                                                                    -----------------------
                                                                                  WEIGHTED
                                                                                  AVERAGE
                                                                                  EXERCISE
                                                        SHARES       NUMBER      PRICE PER
                                                      AVAILABLE     OF SHARES      SHARE
                                                      ----------    ---------    ----------
  Shares reserved...................................   1,300,000           --
  Options granted...................................    (530,000)     530,000      $0.010
                                                      ----------    ---------
Balance at December 31, 1995........................     770,000      530,000      $0.010
  Additional shares reserved........................     700,000           --      $   --
  Options granted...................................    (618,500)     618,500      $0.052
                                                      ----------    ---------
Balance at December 31, 1996........................     851,500    1,148,500      $0.033
  Options granted...................................    (750,700)     750,700      $0.156
  Options exercised.................................          --      (70,000)     $0.031
  Options canceled..................................     110,000     (110,000)     $0.135
  Cancellation of unvested options held by
     CyberSource employees..........................     702,745     (702,745)     $0.097
                                                      ----------    ---------
Balance at December 31, 1997........................     913,545    1,016,455      $0.068
  Additional shares reserved (unaudited)............   1,000,000           --          --
  Options granted (unaudited).......................  (1,689,600)   1,689,600      $2.253
  Options exercised (unaudited).....................                  (20,000)     $0.008
                                                      ----------    ---------
Balance at March 31, 1998 (unaudited)...............     223,945    2,686,055      $1.442
                                                      ==========    =========


     In connection with certain stock options granted in March 1998, the Company recorded deferred compensation for the estimated difference between the exercise price of the options and the deemed fair value of approximately $2.3 million which will be amortized over the four year vesting period of the options.

                            SOFTWARE.NET CORPORATION

               (INFORMATION AS OF MARCH 31, 1998 AND RELATING TO
          THE THREE MONTHS ENDED MARCH 31, 1997 AND 1998 IS UNAUDITED)

     The following table summarizes information about options outstanding at December 31, 1997:

                               NUMBER OF                 WEIGHTED      NUMBER OF
                                OPTIONS                   AVERAGE       OPTIONS
                              OUTSTANDING    WEIGHTED    REMAINING    EXERCISABLE    WEIGHTED
                                   AT        AVERAGE    CONTRACTUAL        AT        AVERAGE
          EXERCISE            DECEMBER 31,   EXERCISE      LIFE       DECEMBER 31,   EXERCISE
           PRICE                  1997        PRICE       (YEARS)         1997        PRICE
          --------            ------------   --------   -----------   ------------   --------
      $0.004 -- $0.038           669,375      $0.02        7.44         611,667       $0.02
           $0.113                233,050      $0.11        9.29          54,781       $0.11
           $0.170                 79,530      $0.17        9.84              --       $  --
           $0.50                  34,500      $0.50        9.95              --       $  --
                               ---------                                -------
                               1,016,455      $0.068                    666,448       $0.03
                               =========                                =======

     At December 31, 1995 and 1996, 194,686 and 573,498 options were exercisable at a weighted average exercise price of $0.01 and $0.03, respectively.


  Options Outside of the 1995 Stock Option Plan


     On January 5, 1995, the Company granted options outside of the Plan to its Chief Technical Officer to purchase 1,000,000 shares of common stock of the Company at an exercise price of $0.004 per share. None of the options have been exercised as of March 31, 1998. The remaining contractual life of the options is approximately four years as of December 31, 1997. The options vested over approximately fifteen months from the grant date at the rate of 25% one month from the grant date and ratably every month thereafter. As of December 31, 1997 and March 31, 1998, all options were exercisable.

  Stock-Based Compensation

     Pro forma information regarding net loss is required by FAS 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted during the period from January 5, 1995 (date of adoption of the Plan) through December 31, 1995 (1995) and the years ended December 31, 1996 and 1997 under the fair value method of FAS 123. The fair value for these options was estimated at the date of grant using the minimum value method with the following weighted average assumptions: a risk-free interest rate of 6.3%, 5.6%, and 6.1% for 1995, 1996, and 1997, respectively, no dividend yield or volatility factors of the expected market price of the Company's common stock, and a weighted average expected life of the option of four years.

     The option valuation models were developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected life of the option. Because the Company's employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     Had compensation cost for the Company's stock-based compensation plans been determined using the fair value at the grant dates for awards under those plans calculated using the minimum

                            SOFTWARE.NET CORPORATION

               (INFORMATION AS OF MARCH 31, 1998 AND RELATING TO
          THE THREE MONTHS ENDED MARCH 31, 1997 AND 1998 IS UNAUDITED)

value method of FAS 123, the Company's net loss and pro forma basic and diluted net loss per share would have been increased to the pro forma amounts indicated below:

                                                     1995      1996       1997
                                                     -----    -------    -------
Pro forma net loss (in thousands)..................  $(511)   $(1,515)   $(5,364)
Pro forma basic and diluted net loss per share.....                      ($ 0.30)

     The weighted average fair value of options granted, which is the value assigned to the options under FAS 123, was $0.01, $0.04 and $0.04 for options granted during 1995, 1996, and 1997, respectively.

     The pro forma impact of options on the net loss for the years ended December 31, 1995, 1996, and 1997 is not representative of the effects on net income (loss) for future years, as future years will include the effects of options vesting as well as the impact of multiple years of stock option grants. The effect of FAS 123 will not be fully reflected until 1998.

8. RELATED PARTY TRANSACTIONS

     Pursuant to the terms of an agreement entered into in connection with the Spin-off of CyberSource, the Company uses services supplied to the Company by CyberSource on a non-exclusive basis. These services relate to credit card processing, fraud screening, export control, sales tax computation, electronic licensing, hosting of electronic downloads and fulfillment notification. Any discontinuation of such services, or any reduction in performance that requires the Company to replace such services, would be disruptive to the Company's business. The Company also received a non-exclusive license to certain CyberSource Technology. Under the services agreement, the Company is obligated to compensate CyberSource on a basis of services used per order or transaction. The Company recorded expenses of approximately $170,000 related to such services in the quarter ended March 31, 1998.

     During the years ended December 31, 1995, 1996, and 1997 and the three months ended March 31, 1998, legal fees incurred were approximately $24,000, $112,000, $304,000, and $133,333, respectively, relating to a law firm in which a current director of the Company is a partner. As of December 31, 1996 and 1997 and March 31, 1998, amounts owed to the law firm were approximately $27,000, $89,000, and $133,333, respectively.

     On March 18, 1998, the Company borrowed $400,000 from CyberSource. This loan is memorialized in a promissory note issued by the Company to CyberSource, which provides for repayment in a lump sum on or before September 18, 1998 and bears interest at a rate of 5.32% compounded semi-annually.

9. LITIGATION

     In August 1995, the Company was named as a defendant in a lawsuit for patent infringement alleging infringement of a patent by selling and distributing Software over the Internet. The lawsuit was settled in 1997 for an immaterial amount.

     From time to time, the Company may be involved in litigation relating to claims arising out of its ordinary course of business. The Company believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position or results of operations.

                            SOFTWARE.NET CORPORATION

               (INFORMATION AS OF MARCH 31, 1998 AND RELATING TO
          THE THREE MONTHS ENDED MARCH 31, 1997 AND 1998 IS UNAUDITED)

10. INCOME TAXES

     No provision for income taxes has been recorded due to operating losses with no current tax benefit.

     As of December 31, 1997, the Company had federal and state net operating loss carryforwards of approximately $7,200,000. The Company also had federal research and development tax credit carryforwards of approximately $26,000. The net operating losses and credit card carryforwards will expire at various dates beginning in 2009 through 2012, if not utilized. The net operating loss carryforwards differ from the accumulated deficit primarily as a result of the accounting for the Spin-off of CyberSource to the Company's preferred and common stockholders on December 31, 1997.

     Utilization of the net operating losses and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

                                                                DECEMBER 31,
                                                           ----------------------
                                                             1996         1997
                                                           ---------   ----------
Deferred tax assets:
  Net operating loss carryforwards.......................  $ 816,000   $2,952,000
  Research credit carryforwards..........................     17,000       43,000
  Reserves and accruals..................................    109,000      151,000
                                                           ---------   ----------
          Total deferred tax assets......................    942,000    3,146,000
Valuation allowance......................................   (942,000)  (3,146,000)
                                                           ---------   ----------
Net deferred tax assets..................................  $      --   $       --
                                                           =========   ==========

     Under Statement of Financial Accounting Standards No. 109, (FAS 109), deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Based upon the weight of available evidence, which includes the Company's historical operating performance, the reported net losses in 1995, 1996, and 1997, and the uncertainties regarding future results of operations of the Company, the Company has provided a full valuation allowance against its net deferred tax assets as it is more likely than not that the deferred tax assets will not be realized. The valuation allowance increased by $571,000 during 1996 and increased by $2,204,000 during 1997.

                            SOFTWARE.NET CORPORATION

               (INFORMATION AS OF MARCH 31, 1998 AND RELATING TO
          THE THREE MONTHS ENDED MARCH 31, 1997 AND 1998 IS UNAUDITED)

11. SUBSEQUENT EVENTS (UNAUDITED)

     On April 4, 1998, the Company's Board of Directors and stockholders adopted the 1998 Stock Option Plan and reserved an aggregate of 2,000,000 shares of Common Stock for grants of stock options under such plan.


     In April 1998, the Company granted options to purchase 1,035,000 shares of common stock at a weighted average exercise price of $4.94. These options generally vest over four years at the rate of 25% one year from the grant date and ratably every month thereafter. The Company expects to record the estimated difference between the exercise price of the options and the deemed fair value of approximately $1,406,000 over the four year vesting period of the options.


     The Company entered into a credit agreement (the "Credit Agreement") with Deutsche Bank AG ("Deutsch Bank")in May 1998. Pursuant to the Credit Agreement, on May 21, 1998, Deutsche Bank issued a standby letter of credit to the Company in the amount of approximately $600,000 (the "Credit Facility") and loaned the Company approximately an additional $4,200,000 (the "Loan"). To date the Company has used the funds made available under these arrangements to: (i) make a down-payment on a lease entered into by the Company in May of 1998; (ii) meet rental obligations under that lease; (iii) dispose of liabilities of the Company accrued in the ordinary course of business; and (iv) support other working capital needs of the Company. The Loan bears interest at a rate equal to the higher of (i) the daily Federal Funds Rate plus 0.5% per annum or (ii) Deutsche Bank daily prime lending rate ("Base Rate"), plus 3.0%, per annum (approximately 12% at May 31, 1998). Interest is payable quarterly, in arrears, during the term of the Credit Agreement. The Company is also required to pay a standby letter of credit fee equal to a percentage of the face amount of the Credit Facility equal to the Base Rate plus 3% less the LIBOR rate for a three-month loan. In conjunction with the Credit Agreement, the Company is required to pay to Deutsche Bank (i) an upfront fee of $120,000 and (ii) a credit line fee equal to 7.50% of the amount by which the Company's gross revenues during the term of the Credit Agreement exceed certain agreed upon thresholds, subject to maximum payments of $337,500 in the aggregate. All amounts borrowed under the Credit Agreement are due on November 16, 1998. The Company is presently in full compliance with the terms of the Credit Agreement and does not anticipate a change to such status with respect to such terms. In connection with the Credit Agreement, Deutsche Bank will receive a first priority lien on all of the Company's assets, including intellectual property. Pursuant to the terms of the Credit Agreement, the Company is subject to certain financial and non-financial covenants including limitations on payments of dividends, additional borrowings, acquisitions and disposition of assets and maintenance of maximum operating cash flow deficiencies and minimum quick ratios.

     The Company entered into a sublease in May 1998 for approximately 75,197 square feet of office space located in Sunnyvale, California (the "Sublease"). The Company intends that this location will serve as the Company's principal administrative, engineering, marketing and customer service facility. The Sublease term will commence as of July 1, 1998, and will end sixty-two (62) months thereafter, unless sooner terminated. Under the terms of the Sublease, the Company made a security deposit payment of $297,000 cash and issued an irrevocable letter of credit for $595,000 prior to occupancy and commencement of the Sublease term. Under the terms of the sublease, the Company will be obligated to make monthly payments of approximately $149,000 increasing to $174,000 over the term of the Sublease. The Company will not have an option to renew or extend the term of this Sublease.

                            DESCRIPTION OF GRAPHICS



     The graphic will depict the Company's Web Site, its customer value proposition and its relationships with it key marketing partners, AOL, Netscape and Excite.

NO DEALER, SALESPERSON OR ANY OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF ANY OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
The Company...........................    4
Risk Factors..........................    5
Use of Proceeds.......................   21
Dividend Policy.......................   21
Capitalization........................   22
Dilution..............................   23
Selected Consolidated Financial
  Data................................   24
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   25
Business..............................   35
Management............................   52
Certain Transactions..................   59
Principal Stockholders................   64
Description of Capital Stock..........   66
Shares Eligible for Future Sale.......   69
Underwriting..........................   71
Legal Matters.........................   73
Experts...............................   73
Additional Information................   73
Index to Consolidated Financial
  Statements..........................  F-1

UNTIL                            , 1998, (25 DAYS FROM THE DATE OF THIS
PROSPECTUS) ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
---------------------------------------------------------

                                      LOGO

5,000,000 SHARES

COMMON STOCK
DEUTSCHE BANK SECURITIES

DONALDSON, LUFKIN & JENRETTE
      SECURITIES CORPORATION

MERRILL LYNCH & CO.

C.E. UNTERBERG, TOWBIN

PROSPECTUS

         , 1998

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than the underwriting discount, payable by the registrant in connection with the sale of the Common Stock being registered hereby. All amounts shown are estimates, except the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market listing fee:

Securities and Exchange Commission filing fee...............  $ 15,340
NASD filing fee.............................................     5,500
Nasdaq National Market listing fee..........................     1,000
Blue Sky fees and expenses..................................     5,000
Printing and engraving expenses.............................   150,000
Legal fees and expenses.....................................   250,000
Accounting fees and expenses................................   200,000
Transfer Agent and Registrar fees...........................    25,000
Miscellaneous...............................................    98,160
                                                              --------
          Total.............................................  $750,000
                                                              ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law (the "DGCL") provides that a corporation may indemnify directors and officers, as well as other employees and individuals, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation -- a "derivative action"), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's charter, bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

     Article 6 of the registrant's Bylaws (Exhibit 3.2 hereto) permits indemnification to the full extent permitted under Delaware law as it now exists or may hereafter be amended. Subject to any restrictions imposed by Delaware law, the Bylaws permit an unconditional right to indemnification for all expense, liability and loss (including attorneys' fees, judgment, fines, ERISA excise taxes or penalties and amounts paid in settlement) actually and reasonably incurred or suffered by any person in connection with any actual or threatened action, suit or proceeding, whether civil, criminal, administrative or investigative (including, to the extent permitted by law, any derivative action) by reason of the fact that such person is or was serving as a director or officer of the registrant or that, being or having been a director or officer of the registrant, such person is or was serving at the request of the registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan. The Bylaws also provide that the registrant may, by action of its Board of Directors, provide indemnification to its employees and agents with the same scope and effect as the foregoing indemnification of directors and officers.

     Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for (i) any breach of the director's duty of loyalty to the corporation or its stockholders,
(ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) payments of unlawful dividends or unlawful stock repurchases or redemptions, or (iv) any transaction from which the director derived an improper personal benefit.

     Article IX of the registrant's Certificate of Incorporation (Exhibit 3.1 hereto) provides that to the full extent that the DGCL, as it now exists or may hereafter be amended, permits the limitation or elimination of the liability of directors, a director of the registrant shall not be liable to the registrant or its stockholders for monetary damages for breach of fiduciary duty as a director. Any amendment to or repeal of such Article IX shall not adversely affect any right or protection of a director of the registrant for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

     The registrant has entered into certain indemnification agreements with its officers and directors, the form of which is attached as Exhibit 10.1 to this Registration Statement and incorporated herein by reference. The indemnification agreements provide the registrant's officers and directors with further indemnification to the maximum extent permitted by the DGCL. Reference is made to the Underwriting Agreement (Exhibit 1.1 hereto), in which the Underwriters have agreed to indemnify the officers and directors of the registrant against certain liabilities.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     Since January 1995, the registrant has issued and sold unregistered securities as follows:

     (1) On January 9, 1995, the registrant issued an aggregate of 1,437,500 shares of Series A Preferred Stock which are convertible into 2,875,000 shares of Common Stock, to ten investors for a consideration of $0.40 per share of Series A Preferred Stock ($0.33 per share as adjusted for the Spin-off), or an aggregate of $575,000. The purchasers consisted of one investor that is presently related to a director who purchased 500,000 shares and nine unaffiliated investors who purchased 937,500 shares.

     (2) On February 27, 1996, the registrant issued an aggregate of 548,020 shares of Series A Preferred Stock which are convertible into 1,096,040 shares of Common Stock, to three investors for a consideration of $0.91 per share of Series A Preferred Stock ($0.76 per share as adjusted for the Spin-off), or an aggregate of $498,697. The purchasers consisted of one investor that is presently related to a director who purchased 253,131 shares and two unaffiliated investors who purchased 294,889 shares. Each of the purchasers had previously purchased Series A Preferred Stock in January, 1995.

     (3) On July 24, 1996, the registrant issued an aggregate of 2,037,038 shares of Series B Preferred Stock which are convertible into 4,074,076 shares of Common Stock, to eleven investors for a consideration of $2.70 per share of Series B Preferred Stock ($2.25 per share as adjusted for the Spin-off), or an aggregate of approximately $5,500,000. The purchasers consisted of one investor that is presently related to a director who purchased 925,926 shares and ten unaffiliated investors who purchased 1,111,112 shares.

     (4) On September 26, 1997, September 30, 1997 and December 5, 1997, the registrant issued an aggregate of 3,000,000 shares of Series C Preferred Stock which are convertible into 3,000,000 shares of Common Stock, to 19 investors for a consideration of $2.04 per share of Series C Preferred Stock ($1.70 per share as adjusted for the Spin-off), or an aggregate of approximately $6,120,000. The purchasers consisted of eleven investors that are presently related to certain directors who purchased 2,677,450 shares and eight unaffiliated investors who purchased 322,550 shares.

     (5) On March 18, 1998, and April 3, 1998, the registrant issued an aggregate of 1,153,846 shares of Series D Preferred Stock which are convertible into 1,153,846 shares of Common Stock to eleven investors for a consideration of $2.60 per share, or an aggregate of approximately $3,000,000. The purchasers consisted of ten investors that are presently related to certain directors who purchased 1,145,264 shares and one unaffiliated investor who purchased 8,582 shares.

     (6) In March 1998, the Company entered in an agreement with AOL pursuant to which, subject to certain limited exception, AOL agreed to buy shares of the Company's Common Stock at a price per share equal to the initial public offering price (less Underwriters' discount) for an aggregate purchase price of $2,000,000. Based on an initial public offering price of $8.00 per share, AOL will purchase 268,817 shares of Common Stock immediately prior to the consummation of this offering. Concurrent with the purchase of the shares of Common Stock by AOL, the Company will issue to AOL a Warrant for an amount of Common Stock equal to 1.5 times the number of shares purchased by AOL in the aforementioned investment at a per share exercise price equal to the initial public offering price (less Underwriters' discount) which will vest in increments of 1/36th per month commencing March 1, 1998. Based on an offering price of $8.00 per share and an underwriting discount of $0.56 per share, the Company will issue to AOL a Warrant for 403,225 shares of Common Stock immediately prior to the consummation of this offering.

     (7) In March 1998, the registrant also issued to AOL a Warrant to purchase 369,578 shares of the registrant's Series D Preferred Stock at a price of $2.60 per share vesting in increments of 1/36th per month commencing March 1, 1998; provided, however, that the Warrant is not exercisable until after August 31, 1999, except in the event of a change of control (as defined therein). This Warrant will terminate in accordance with its terms immediately prior to the consummation of this offering.

     Each of the foregoing purchases and sales were exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to
Section 4(2) thereof on the basis that the transactions did not involve public offerings.

     (8) From January 5, 1995 through the date of June 1, 1998, the registrant granted stock options to purchase 4,631,800 shares of Common Stock, with exercise prices ranging from $0.0042 to $7.00 per share, to employees, consultants, and directors pursuant to its 1995 and 1998 Stock Option Plans. Of these options, options for 812,745 have been canceled without being exercised, options for 108,542 shares have been exercised and options for 3,710,513 shares remain outstanding. From January 5, 1995 through the date of the Prospectus, the registrant also granted stock options outside of any plan to purchase 1,000,000 shares of the registrant's Common Stock, with an exercise price of $0.004 per share. Of these options, none have been canceled, none have been exercised and 1,000,000 remain outstanding.

     The sales and issuances of these securities were exempt from registration under the Securities Act pursuant to either Rule 701 promulgated thereunder on the basis that these options were offered and sold either pursuant to a written compensatory benefit plan or pursuant to a written contract relating to consideration, as provided by Rule 701, or pursuant to Section 4(2) thereof on the basis that the transactions did not involve a public offering.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits


   EXHIBIT NO.                               DESCRIPTION
   -----------                               -----------
   **1.1      --     Form of Underwriting Agreement.
   **2.1      --     Form of Agreement and Plan of Merger between the Registrant and software.net Corporation, a California corporation.
   **3.1      --     Form of Certificate of Incorporation of the Registrant.
   **3.2      --     Form of Bylaws of the Registrant.
    *4.1      --     Specimen of Certificate for Common Stock.
   **5.1      --     Opinion of Jackson Tufts Cole & Black, LLP.
   **9.1      --     Shareholders Agreement dated March 18, 1998, by and between the Registrant and each of the holders of the Registrant's
                     Series C and Series D Preferred Stock.
  **10.1      --     Form of Indemnification Agreement.
  **10.2      --     1995 Stock Option Plan, as amended.
  **10.3      --     1998 Stock Option Plan.
  **10.4      --     Stock Option Agreement dated as of March 31, 1995, by and
                     between the Registrant and John Pettitt.
  **10.5      --     Series A Preferred Stock Purchase Agreement, as amended.
  **10.6      --     Series B Preferred Stock Purchase Agreement.
  **10.7      --     Series C Preferred Stock Purchase Agreement.
  **10.8      --     Series D Preferred Stock Purchase Agreement.
  **10.9      --     Common Stock and Warrants Subscription Agreement dated as of
                     March 18, 1998, by and between the Registrant and America
                     Online, Inc.
  **10.10     --     Conveyance Agreement dated as of December 31, 1997, by and between the Registrant and Internet Commerce Services
                     Corporation (now known as CyberSource Corporation).
 **+10.11     --     Interactive Marketing Agreement dated as of March 1, 1998, by and between the Registrant and America Online, Inc.
 **+10.12     --     Sponsorship Agreement dated as of March 30, 1998, by and
                     between the Registrant and Excite, Inc.
 **+10.13     --     Co-Marketing Services Agreement dated as of June 23, 1997, by and between the Registrant and Netscape Communications
                     Corporation.
  **10.14     --     Trademark License Agreement dated as of June 23, 1997, by
                     and between the Registrant and Netscape Communications
                     Corporation.
   +10.15     --     Government Integrator Agreement (#3622) dated as of May 5,
                     1995, by and between the Registrant and Microsoft
                     Corporation.
  **10.16            Offer letter to Mark Breier.
  **10.17            Credit Agreement dated as of May 21, 1998 among the
                     Registrant, Deutsche Bank AG, New York Branch, as Agent and
                     the other financial institutions party hereto.
  **10.18     --     Agreement dated as of July 3, 1996, by and between the
                     Registrant and the United States Department of Defense,
                     Defense Mapping Agency
                     (#N00140-96-C-2410).
  **10.19     --     Agreement dated as of June 12, 1997, by and between the
                     Registrant and the United States Department of Defense,
                     Defense Logistics Agency
                     (#N00140-97-D-1756).
 **+10.20     --     Inter-Company Cross License Agreement dated as of April 23,
                     1998, by and between the Registrant and Internet Commerce
                     Services (now known as CyberSource Corporation), as amended on May 19, 1998.
  **10.21     --     Promissory Note dated as of April 15, 1998, by and between the Registrant and William S. McKiernan.
  **10.22     --     Pledge Agreement as of April 15, 1998, by and between the
                     Registrant and William S. McKiernan.
  **10.23     --     Internet Services and Products Agreement dated as of April
                     29, 1996, by and between the Registrant and Exodus
                     Communications, Inc.

   EXHIBIT NO.                               DESCRIPTION
   -----------                               -----------
 **+10.24     --     Internet Commerce Services Agreement dated as of April 23,
                     1998, by and between the Registrant and CyberSource
                     Corporation, as amended on May 19, 1998.
  **10.25     --     Office Building Lease dated as of July 8, 1997, as amended, by and between the Registrant and PGP-South Bay Office
                     Towers, Inc.
  **10.26            Agreement dated as of December 19, 1995, by and between the
                     Registrant and the United States Department of Defense, DFAS
                     (#N00140-96-G-D115).
  **10.27            Call Center Agreement dated as of October 17, 1997, by and between the Registrant and LOGISTIX.
  **10.28     --     Sublease dated as of May 27, 1998 by and between the
                     Registrant and First Data Merchant Services Corporation.
    23.1      --     Consent of Ernst & Young LLP, Independent Auditors.
    23.2      --     Consent of Jackson Tufts Cole & Black, LLP (included in
                     Exhibit 5.1).
  **24.1      --     Power(s) of Attorney (see page II-7).
  **27.1      --     Financial Data Schedule.

---------------
 * To be filed by amendment.

** Previously filed.

 + Confidential Treatment Requested.

     (b) Financial Statement Schedules

II. VALUATION AND QUALIFYING ACCOUNTS

                            SOFTWARE.NET CORPORATION

                       VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)

                                                   BALANCE AT   CHARGED TO                BALANCE AT
                                                   BEGINNING    COSTS AND    DEDUCTION/     END OF
                   DESCRIPTION                     OF PERIOD     EXPENSES     WRITEOFF      PERIOD
                   -----------                     ----------   ----------   ----------   ----------
Year ended December 31, 1995
  Accounts receivable allowances.................     $ --         $ --         $ --         $ --
Year ended December 31, 1996
  Accounts receivable allowances.................     $ --         $ 77         $(12)        $ 65
Year ended December 31, 1997
  Accounts receivable allowances.................     $ 65         $240         $(30)        $275

     All schedules omitted are inapplicable or the requested information is shown in the financial statements of the registrant or related notes thereto.

ITEM 17. UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes to provide to the Underwriters, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Sixth Amendment to Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized in San Jose, California, on June 17, 1998.


                                          software.net Corporation

                                          By: /s/ WILLIAM S. MCKIERNAN
                                            ------------------------------------
                                                    William S. McKiernan
                                                   Chairman of the Board


     Pursuant to the requirements of the Securities Act of 1933, this Sixth Amendment to Registration Statement has been signed by the following persons in the capacities indicated on the 17th day of June, 1998.



                        NAME                                       TITLE                   DATE
                        ----                                       -----                   ----
Principal Executive Officer:

            By: /s/ WILLIAM S. MCKIERNAN*                  Chairman of the Board       June 17, 1998
  -------------------------------------------------
                William S. McKiernan

Principal Financial Officer and Principal Accounting Officer:

             By: /s/ MICHAEL J. PRAISNER                 Vice President, Finance &     June 17, 1998
  -------------------------------------------------       Administration and Chief
                 Michael J. Praisner                         Financial Officer

Additional Directors:

               By: /s/ MARK L. BREIER*                   President, Chief Executive    June 17, 1998
  -------------------------------------------------         Officer and Director
                   Mark L. Breier

            By: /s/ LINDA FAYNE LEVINSON*                         Director             June 17, 1998
  -------------------------------------------------
                Linda Fayne Levinson

               By: /s/ BERT E. KOLDE*                             Director             June 17, 1998
  -------------------------------------------------
                    Bert E. Kolde

              By: /s/ STEVEN P. NOVAK*                            Director             June 17, 1998
  -------------------------------------------------
                   Steven P. Novak

             By: /s/ RICHARD SCUDELLARI*                          Director             June 17, 1998
  -------------------------------------------------
                 Richard Scudellari

             By: /s/ MICHAEL J. PRAISNER
  -------------------------------------------------
                 Michael J. Praiser
                  Attorney-in-Fact

                                 EXHIBIT INDEX


   EXHIBIT NO.                               DESCRIPTION
   -----------                               -----------
    **1.1     --     Form of Underwriting Agreement.
    **2.1     --     Form of Agreement and Plan of Merger between the Registrant and software.net Corporation, a California corporation.
    **3.1     --     Form of Certificate of Incorporation of the Registrant.
    **3.2     --     Form of Bylaws of the Registrant.
     *4.1     --     Specimen of Certificate for Common Stock.
    **5.1     --     Opinion of Jackson Tufts Cole & Black, LLP.
    **9.1     --     Shareholders Agreement dated March 18, 1998, by and between the Registrant and each of the holders of the Registrant's
                     Series C and Series D Preferred Stock.
   **10.1     --     Form of Indemnification Agreement.
   **10.2     --     1995 Stock Option Plan, as amended.
   **10.3     --     1998 Stock Option Plan.
   **10.4     --     Stock Option Agreement dated as of March 31, 1995, by and
                     between the Registrant and John Pettitt.
   **10.5     --     Series A Preferred Stock Purchase Agreement, as amended.
   **10.6     --     Series B Preferred Stock Purchase Agreement.
   **10.7     --     Series C Preferred Stock Purchase Agreement.
   **10.8     --     Series D Preferred Stock Purchase Agreement.
   **10.9     --     Common Stock and Warrants Subscription Agreement dated as of
                     March 18, 1998, by and between the Registrant and America
                     Online, Inc.
   **10.10    --     Conveyance Agreement dated as of December 31, 1997, by and between the Registrant and Internet Commerce Services
                     Corporation (now known as CyberSource Corporation).
  **+10.11    --     Interactive Marketing Agreement dated as of March 1, 1998, by and between the Registrant and America Online, Inc.
  **+10.12    --     Sponsorship Agreement dated as of March 30, 1998, by and
                     between the Registrant and Excite, Inc.
  **+10.13    --     Co-Marketing Services Agreement dated as of June 23, 1997, by and between the Registrant and Netscape Communications
                     Corporation.
   **10.14    --     Trademark License Agreement dated as of June 23, 1997, by
                     and between the Registrant and Netscape Communications
                     Corporation.
    +10.15    --     Government Integrator Agreement (#3622) dated as of May 5,
                     1995, by and between the Registrant and Microsoft
                     Corporation.
   **10.16           Offer letter to Mark Breier.
   **10.17           Credit Agreement dated as of May 21, 1998 among the
                     Registrant, Deutsche Bank AG, New York Branch, as Agent and
                     the other financial institutions party hereto.
   **10.18    --     Agreement dated as of July 3, 1996, by and between the
                     Registrant and the United States Department of Defense,
                     Defense Mapping Agency
                     (#N00140-96-C-2410).
   **10.19    --     Agreement dated as of June 12, 1997, by and between the
                     Registrant and the United States Department of Defense,
                     Defense Logistics Agency
                     (#N00140-97-D-1756).
  **+10.20    --     Inter-Company Cross License Agreement dated as of April 23,
                     1998, by and between the Registrant and Internet Commerce
                     Services (now known as CyberSource Corporation), as amended on May 19, 1998.
   **10.21    --     Promissory Note dated as of April 15, 1998, by and between the Registrant and William S. McKiernan.
   **10.22    --     Pledge Agreement as of April 15, 1998, by and between the
                     Registrant and William S. McKiernan.
   **10.23    --     Internet Services and Products Agreement dated as of April
                     29, 1996, by and between the Registrant and Exodus
                     Communications, Inc.

   EXHIBIT NO.                               DESCRIPTION
   -----------                               -----------
  **+10.24    --     Internet Commerce Services Agreement dated as of April 23,
                     1998, by and between the Registrant and CyberSource
                     Corporation, as amended on May 19, 1998.
   **10.25    --     Office Building Lease dated as of July 8, 1997, as amended, by and between the Registrant and PGP-South Bay Office
                     Towers, Inc.
   **10.26           Agreement dated as of December 19, 1995, by and between the
                     Registrant and the United States Department of Defense, DFAS
                     (#N00140-96-G-D115).
   **10.27           Call Center Agreement dated as of October 17, 1997, by and between the Registrant and LOGISTIX.
   **10.28    --     Sublease dated as of May 27, 1998 by and between the
                     Registrant and First Data Merchant Services Corporation.
     23.1     --     Consent of Ernst & Young LLP, Independent Auditors.
     23.2     --     Consent of Jackson Tufts Cole & Black, LLP (included in
                     Exhibit 5.1).
   **24.1     --     Power(s) of Attorney (see page II-7).
   **27.1     --     Financial Data Schedule.

---------------
 * To be filed by amendment.

** Previously filed.

 + Confidential Treatment Requested.